

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 4)



Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

- Securities Act Rule 801 (Rights Offering) ☐
- Securities Act Rule 802 (Exchange Offer) ☒
- Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐
- Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐
- Exchange Act Rule 14e-2(d) (Subject Company Response) ☐
- Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Kabushiki Kaisha CFS Corporation
Kabushiki Kaisha AIN PHARMACIEZ

(Names of Subject Company)

CFS Corporation
AIN PHARMACIEZ INC.

(Translation of Subject Companies' Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies' Incorporation or Organization)

CFS Corporation
AIN PHARMACIEZ INC.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

CFS Corporation
Attn.: Nobue Sato
General Manager
General Administrative Division
Shinyokohama Mineta Bld. 5F, 3-19, Shinyokohama 2-chome,
Kohoku-ku, Yokohama-shi, Kanagawa 222-0033
Japan
(phone number: 81-45-476-7474)

AIN PHARMACIEZ INC.
Attn.: Masato Sakai
Director
Corporate Planning Division
2-1, Higashinaebo 5-jo 1-chome,
Higashi-ku, Sapporo-shi, Hokkaido 007-0805
Japan
(phone number: 81-11-783-5681)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a press release dated October 5, 2007 of CFS Corporation ("CFS") and AIN PHARMACIEZ INC. ("AIN PHARMACIEZ") announcing the establishment of a holding company.[1]
2	English translation of a press release dated November 6, 2007 of CFS and AIN PHARMACIEZ announcing their preparation of a stock-transfer plan and details regarding the establishment of a holding company.[2]
3	English translation of a press release dated December 13, 2007 of CFS explaining the share transfer ratio and announcing its analysis on the proposal made by AEON Co., Ltd. on November 16, 2007.[3]
4	English translation of a press release dated December 20, 2007 of CFS expressing an opinion against the proxy solicitation announced by AEON Co., Ltd. on December 17, 2007.[4]
5	English translation of the Notice dated December 28, 2007 of the Extraordinary Meeting of Shareholders of CFS.
6	English translation of the Notice dated December 28, 2007 of the Extraordinary Meeting of Shareholders of AIN PHARMACIEZ.

(b) Not applicable.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translations of the notices included as Exhibit 5 and 6.

---

[1] Previously furnished to the Commission as part of Form CB on October 5, 2007.

[2] Previously furnished to the Commission as part of Form CB Amendment No. 1 on November 6, 2007.

[3] Previously furnished to the Commission as part of Form CB Amendment No. 2 on December 13, 2007.

[4] Previously furnished to the Commission as part of Form CB Amendment No. 3 on December 21, 2007.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Each of CFS and AIN PHARMACIEZ has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on October 5, 2007.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CFS Corporation

By: 

Name: Kenji Ishida

Title: Chairman, President & CEO

Date: December 28, 2007

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AIN PHARMACIEZ INC.

By: 
Name: Kiichi Ohtani
Title: President

Date: December 28, 2007

TOKYO:35706.2

EXHIBIT 5

The following is an English translation of a document originally written in Japanese, and has been prepared for reference purposes only.

Securities Code No. 8229
December 28, 2007

To Our Shareholders:

CFS Corporation
13-4 Hirokouji-cho, Mishima-shi, Shizuoka-ken
Kenji Ishida, Director and President

Convocation Notice of Extraordinary Meeting of Shareholders

CFS Corporation (the "Company") cordially invites you to attend the Company's extraordinary meeting of shareholders to be held as set forth below.

If you are unable to attend the meeting, your voting rights may be exercised in writing. Please review the reference materials for the extraordinary meeting of shareholders set out below, indicate your vote in the Proxy Card enclosed herein, and return it by mail to be delivered to the Company by the end of business hours (6:00 PM) on Monday, January 21, 2008.

1. **Date and Time:** January 22, 2008 (Tuesday) at 10:00 AM
2. **Place:** "Royal Hall", 4th Floor, Numazu Tokyu Hotel, 100-1 Agetsuchi-cho, Numazu-shi, Shizuoka-ken
3. **Purpose of the Meeting**
   Matters to be Resolved:
   Proposal No. 1: Establishment of a Wholly-Owning Parent Company by way of Share Transfer
   Proposal No. 2: Partial Amendments of the Articles of Incorporation

~~~~~~

1. If you plan to attend the meeting, please submit the Proxy Card enclosed herein the reception.
2. Any revisions of the reference materials for the extraordinary meeting of the shareholders will be published by the Company on the Company's website (address: http://www.cfs-corp.jp/).

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.
~~~~~~

Reference Materials for the Extraordinary Meeting of Shareholders

Proposals and Reference Matters

Proposal No. 1: Establishment of a Wholly-Owning Parent Company by way of Share Transfer

The Company and AIN PHARMACIEZ INC. ("AIN PHARMACIEZ") entered into a basic agreement regarding the establishment of a joint-holding company by way of share transfer on October 5, 2007, and further drafted a share transfer plan based on the basic agreement on November 6, 2007.

In this proposal, we request approval of the establishment of "AIN CFS HOLDINGS Co., Ltd." as a wholly-owning parent company by way of a joint share transfer between the Company and AIN PHARMACIEZ and of our Company and AIN PHARMACIEZ becoming wholly-owned subsidiaries of such company, in accordance with the share transfer plan. The reasons for the share transfer, the outline of the share transfer plan and other matters related to this proposal are as described below.

1. Reasons for the share transfer

   The environment surrounding the healthcare industry in Japan has seen a phased implementation of various healthcare cost control policies in response to expanding social security expenses, including revisions of medical fees and pharmaceutical prices and promotion of use of generic drugs.

   A business model of prescription pharmacies and drug stores adopted by the Company and AIN PHARMACIEZ is facing an important turning point in light of developments such as the enactment of the revised Pharmaceutical Law, which eased regulations on the sales of over-the-counter medicines and growing awareness among citizens regarding health maintenance and promotion. In response to these social changes, the healthcare industry has seen a rapid increase in business reorganizations and integrations pursuing economies of scale and synergies, as well as intensifying competition not only among competitors in the same industry but also in competition transcending industry types and categories, including manufacturers, wholesalers and retailers.

   On the basis of shared ideas concerning management principles which place the highest value on contributing to maintenance of our customers' health, the Company and AIN PHARMACIEZ have been exchanging opinions regarding ways in which to establish a new business model to deal with the changing business environment surrounding both companies.

   The parties have agreed that this integration of management, which enables the consistent provision of highly specialized products and services offering high added-value to our customers from prevention to medical care, in light of the advanced expertise that will be required of the healthcare industry in the future, such as in the spread of self-medication, will be the best choice for all stakeholders, including the parties' shareholders, customers, business partners and the local communities as well.

   The newly integrated company will, as the leading company for comprehensive health care, aspire to promote the development of community-based personal pharmacies and share its responsibility in contributing to the national medical field, as well as to secure a stable basis for management through integrating the management resources of both companies, and to strengthen profit infrastructure and maximize the corporate value through improving customer services, securing market competitiveness, improving business efficiency and expanding the scale of operations.

The newly integrated company will continue to strengthen grocery store food operations, which has been the Company's primary focus, by drawing on the improvement on the profit and financial base upon integration, while considering a strategic alliance with other companies.

If we are able to obtain our shareholders' approval on this proposal, the Company and AIN PHARMACIEZ will incorporate the wholly-owning parent company "AIN CFS HOLDINGS Co., Ltd." on April 1, 2008 as the scheduled date, and both companies will work together to achieve our social mission and improve corporate value under the wholly-owning parent company.

We hereby cordially ask for your approval on this proposal.

2. Outline of the Share Transfer Agreement

Share Transfer Plan (Copy)

Whereas, CFS Corporation ("CFS") and AIN PHARMACIEZ INC. ("AIN PHARMACIEZ") have agreed to execute a share transfer by way of joint share transfer, the two companies jointly prepare this Share Transfer Plan (this "Plan") as follows:

Article 1. Purpose
The purpose of this Plan is to seek to improve corporate value by establishing a firm position in the drugstore and prescription businesses and realizing maximum synergy effects through integration of the management resources of both parties, and for CFS and AIN PHARMACIEZ to jointly establish a wholly-owning parent company in the spirit of an equal partnership.

Article 2. Share Transfer
In accordance with the provisions of this Plan, CFS and AIN PHARMACIEZ will, on the incorporation date of a wholly-owning parent company (the "Parent Company") established by way of a share transfer, conduct a share transfer that enables the Parent Company to acquire all of the issued shares of CFS and AIN PHARMACIEZ by way of a joint share transfer (the "Share Transfer").

Article 3. Purpose, Trade Name, Head Office Address, Total Number of Shares Authorized to be issued by the Parent Company, and Other Matters to be set forth in the Articles of Incorporation

3.1 The purpose, trade name, head office address, and total number of shares authorized to be issued are as follows:
- (1) Purpose: As indicated in Article 2 of the Articles of Incorporation provided as Exhibit 1 (the "Articles of Incorporation")
- (2) Trade Name: The trade name shall be "Kabushiki Kaisha CFS AIN HOLDINGS", and shall be expressed in English as "AIN CFS HOLDINGS Co., Ltd.".
- (3) Head Office Address: Shinjuku-ku, Tokyo
- (4) Total Number of Authorized Shares: 90,000,000 shares

3.2 In addition to that which is provided in the preceding paragraph, matters to be set forth in the Articles of Incorporation of the Parent Company shall be as indicated in the Articles of Incorporation.

Article 4. Names of Directors, Names of Corporate Auditors, and Name of the Accounting Auditor upon Establishment of the Parent Company

4.1 The names of directors upon establishment of the Parent Company are as follows:

Kenji Ishida
Kiichi Ohtani
Yoshiaki Imagawa
Kenji Matsuoka
Takehiko Ishida
Yasuo Kimisawa
Morihiro Takechi

Tadashi Nagumo
Hiromi Kato
Junichi Kawai

4.2 The names of corporate auditors upon establishment of the Parent Company shall be as follows:
Hideo Sasaki
Shohachi Oki
Yasuaki Noda
Toshio Hamanaka
Hideo Miyake

4.3 The name of the accounting auditor upon establishment of the Parent Company shall be as follows:
Ernst & Young ShinNihon

Article 5. Shares to be Delivered upon Execution of the Share Transfer and Allocation Thereof

5.1 The Parent Company shall deliver, upon execution of the Share Transfer, to shareholders (including beneficial shareholders; the same shall apply hereafter) of CFS and AIN PHARMACIEZ indicated or recorded respectively in the final shareholders' register (including the beneficial shareholders' register; the same shall apply hereafter) as of the date preceding the incorporation date of the Parent Company, shares that are equal to: (1) the total number of shares issued by CFS as of the date preceding the incorporation date of the Parent Company multiplied by 0.30; and (2) the total number of shares issued by AIN PHARMACIEZ as of the date preceding the incorporation date of the Parent Company multiplied by 1.25, to replace the shares of common stock owned by each.

5.2 The Parent Company shall, upon execution of the Share Transfer, allot to shareholders of CFS and AIN PHARMACIEZ indicated or recorded in the final shareholders' registers of CFS and AIN PHARMACIEZ respectively as of the date preceding the incorporation date of the Parent Company, shares in the proportion of 0.30 shares of common stock of the Parent Company to one share of common stock of CFS owned by its shareholders, and shares in the proportion of 1.25 shares of common stock of the Parent Company to one share of common stock of AIN PHARMACIEZ owned by its shareholders.

5.3 The number of shares constituting one unit of the Parent Company will be 100 shares.

Article 6. Cancellation of Treasury Stock

CFS and AIN PHARMACIEZ will cancel all treasury stock held by each company at an appropriate time prior to the incorporation date of the Parent Company in accordance with the provisions of the Companies Act.

Article 7. Capital and Reserve upon Establishment of the Parent Company

The amounts of stated capital, capital reserve, and earned reserve as of the establishment of the Parent Company are as follows:

(1) Stated Capital: 5 billion yen
(2) Capital Reserve: 1,250,000,000 yen
(3) Earned Reserve: 0 yen
(4) Capital Surplus: the amount obtained by subtracting the total amount of

(1) and (2) above from the amount of paid-in capital of shareholders in an incorporation-type restructuring as provided in Item 1, Article 83 of the Corporate Accounting Rules.

Article 8. Share Options to be Issued upon Execution of the Share Transfer and Allocation Thereof

8.1 Upon execution of the share transfer, the Parent Company shall issue, to the holders of share options of the Series 1 Share Options issued by AIN PHARMACIEZ (the details are as indicated in Exhibit 2; hereinafter "Share Options of AIN PHARMACIEZ") indicated or recorded in the final share options register of AIN PHARMACIEZ as of the day preceding the incorporation date of Parent Company, a number of Series 1 Share Options of the Parent Company that is equal to the total number of the Share Options of AIN PHARMACIEZ as of the end of the day preceding the incorporation date of the Parent Company (the details are as indicated in Exhibit 3; hereinafter "Share Options of the Parent Company"), to replace the Share Options of AIN PHARMACIEZ.

8.2 Upon execution of the Share Transfer, the Parent Company shall allocate, to the holders of the Share Options of AIN PHARMACIEZ indicated or recorded in the final share options register as of the date preceding the incorporation date of the Parent Company, Share Options of the Parent Company at the ratio of one Share Option of the Parent Company to one Share Option of AIN PHARMACIEZ.

Article 9. Incorporation Date of the Parent Company

The date when the incorporation of the Parent Company must be registered shall be April 1, 2008. When necessary with respect to the procedures of the Share Transfer, however, this may be changed through consultation between CFS and AIN PHARMACIEZ.

Article 10. Meeting of Shareholders for Approval of the Share Transfer Plan

10.1 CFS shall convene an Extraordinary Meeting of Shareholders in late January 2008 and seek a resolution for approval of this Plan and matters necessary for the Share Transfer.

10.2 AIN PHARMACIEZ shall convene an Extraordinary Meeting of Shareholders in late January 2008 and seek a resolution for approval of this Plan and matters necessary for the Share Transfer.

10.3 When necessary depending on the progress of the procedures of the Share Transfer, CFS and AIN PHARMACIEZ may change the dates of the extraordinary meetings of shareholders set forth in the preceding two paragraphs through consultation between CFS and AIN PHARMACIEZ.

Article 11. Listing of Shares

CFS and AIN PHARMACIEZ shall, on the incorporation date of the Parent Company, apply for listing on the Tokyo Stock Exchange, Inc. for the purpose of having the shares of common stock issued by the Parent Company listed on Tokyo Stock Exchange, Inc.

Article 12. Transfer Agent

The transfer agent of the Parent Company shall be Chuo Mitsui Trust and Banking, Limited (3-33-1, Shiba, Minato-ku, Tokyo).

Article 13. Distribution of Surplus

13.1 CFS may distribute surplus of up to JPY 5 to the shareholders or registered pledgees of shares as indicated or recorded in the final shareholders' register as of March 31, 2008.

13.2 AIN PHARMACIEZ may distribute surplus of up to JPY 20 to the shareholders or registered pledgees of shares as indicated or recorded in the final shareholders' register as of March 31, 2008.

13.3 Other than as provided for in the preceding two paragraphs, CFS and AIN PHARMACIEZ shall not distribute surplus during the period after the preparation of this Plan and until the incorporation date of the Parent Company.

Article 14. Management of Company Assets and Other Matters

During the period after the preparation of this Plan and until the incorporation date of the Parent Company, CFS and AIN PHARMACIEZ shall execute their respective businesses and manage and operate assets thereof to the normal extent with due care of a prudent manager, respectively, and will cause its respective subsidiaries to execute their businesses and manage and operate assets with due care of a prudent manager. CFS and AIN PHARMACIEZ must consult and reach agreement on matters having material effect on assets and rights and obligations of each party or the assets and rights and obligations of subsidiaries prior to taking such actions, or causing their subsidiaries to take such actions.

Article 15. Effectiveness of this Plan

This Plan shall become null and void in the case that a resolution for approval of this Plan and matters necessary for the Share Transfer fail to pass at either party's Extraordinary Meeting of Shareholders provided for in Article 10, or if approval of relevant government ministries and agencies, etc. required under laws and regulations cannot be obtained.

Article 16. Change of Circumstances

During the period after the preparation of this Plan and until the incorporation date of the Parent Company, CFS and AIN PHARMACIEZ may, through mutual consultation between CFS and AIN PHARMACIEZ, change the terms of the Share Transfer or the content of this Plan, or abort the Share Transfer, if any material change occurs to the status of the assets or financial conditions of CFS or AIN PHARMACIEZ, or if any circumstance that will comprise a material obstacle to the consummation of the Share Transfer occurs or becomes apparent, or if otherwise the achievement of the purpose of this Plan becomes difficult.

Article 17. Consultation

Any doubts arising from the provisions of this Plan or the interpretation of this Plan will be discussed between CFS and AIN PHARMACIEZ in good faith, and solved amicably.

In witness whereof, this Plan is prepared in duplicate, with CFS and AIN PHARMACIEZ signing and sealing and retaining one executed copy respectively.

November 6, 2007

CFS:	CFS 13-4, Hirokoji-cho, Mishima-shi, Shizuoka-ken Kenji Ishida Representative Director and President
AIN PHARMACIEZ:	AIN PHARMACIEZ INC. 1-2-1, Higashinaebo 5jo, Higashi-ku, Sapporo-shi, Hokkaido Kiichi Ohtani Representative Director and President

Exhibit 1

ARTICLES OF INCORPORATION
OF
AIN CFS HOLDINGS Co., Ltd.

CHAPTER I. GENERAL PROVISIONS

(Corporate Name)
Article 1.
The name of the Company shall be CFS AIN HOLDINGS Kabushiki Kaisha, and shall be expressed in English as "AIN CFS HOLDINGS Co., Ltd."

(Business Purposes)
Article 2.
The purposes of the Company shall be to control and manage the business activities of companies that operate the following businesses by holding shares or equities of such companies, and to operate the following businesses:

(1) Management of drug stores and prescription pharmacies;
(2) Management of supermarkets and merchandise retail stores;
(3) Sales and manufacturing of pharmaceutical products, medical supplies, hygiene products, quasi-drugs and medical devices;
(4) Sales and manufacturing of pharmaceutical products for animals, agricultural chemicals, poisonous substances and deleterious substances;
(5) Sales of salt, cigarettes, alcoholic beverages, lottery tickets, measuring tools, postal stamps and other products and revenue stamps;
(6) Management of drug stores, prescription pharmacies, convenience stores and restaurants under a franchise chain system, and instruction and fostering of member stores;
(7) Supply of products, instruction of sales skills and management entrustment to supermarkets, drug stores and other merchandise retail stores;
(8) Consulting for hospital management
(9) Agent for consignment of and contracting for medical administrative work;
(10) General and special worker dispatch business and employment agency business;
(11) Planning, design, execution, supervision and consulting of construction, interior and exterior finishing and landscaping;
(12) Buying and selling, rental, brokering and management of real estate and planning, research, design and supervision related to urban development and regional development;
(13) Security service, building maintenance business, cleaning business, photograph business, publishing business, advertising agency business and business related to planning and operation of events;

(14) Non-life insurance agency businesses and insurance agency businesses under the Automobile Liability Security Law, and business related to life insurance solicitation;
(15) Food manufacturing business and restaurant business;
(16) Agency business of services;
(17) Comprehensive lease business and rental business;
(18) Information processing by computer, information provision and development and sales of software and computer peripheral equipment;
(19) Auto truck transporting business, freight transport handling business, transport handling business, warehouse business and travel agency business;
(20) Provision and mediation of home care services, and management of visiting care stations;
(21) Rental, wholesale and retailing, research and development, and manufacturing of tools for social services;
(22) Consulting related to health management and health promotion;
(23) Management of barbers, hairdressers, esthetic salons, make-up salons and nail salons;
(24) Medical care, hair dressing and beauty care for pets, and management of pet hotels;
(25) Antique dealing business, door-to-door sales business, mail-order sales business, and virtual shop sales business utilizing internet homepages, etc.;
(26) Training and development business;
(27) Research, development and consulting of business management systems and a commercial distribution systems;
(28) Monetary financing and brokerage of loans, and businesses relating to the handling of credit cards;
(29) Holding and management of securities; and
(30) Any businesses incidental or relating to each of the foregoing items.

(Location of Head Office)
Article 3.
The Company shall have its head office in Shinjuku-ku, Tokyo.

(Organizations)
Article 4.
The Company shall have the following organs, in addition to the Meeting of Shareholders and the Directors:
(1) Board of Directors
(2) Corporate Auditors
(3) Board of Corporate Auditors
(4) Accounting Auditor

(Method of Public Notice)
Article 5.
Public notices of the Company shall be in the form of electronic notices, provided, however, that in cases where the Company's public notices cannot be given by

electronic means due to accidents or other unavoidable causes, the public notices shall be published in the *Nihon Keizai Shimbun*.

CHAPTER II. SHARES

(Total Number of Shares Authorized to be Issued)
Article 6.
The total number of shares authorized to be issued by the Company shall be ninety million (90,000,000) shares.

(Issuance of Share Certificates)
Article 7.
The Company shall issue share certificates for its issued shares.

(Acquisition of Treasury Shares)
Article 8.
The Company shall be entitled to acquire treasury stocks by a resolution of the Board of Directors in accordance with the provisions of Article 165, Paragraph 2 of the Companies Act.

(The Number of Shares Constituting One (1) Unit and Non-issuance of Share Certificates for Shares Constituting Less Than One (1) Unit)
Article 9.
1. The number of shares constituting one (1) unit of shares of the Company shall be one hundred (100) shares.
2. Notwithstanding the provisions of Article 7, the Company shall not issue share certificates for shares less than one (1) unit of shares (hereinafter referred to as "Fractional Unit Shares"), except as set forth in the provisions of the Share Handling Regulations.

(Rights Relevant to Fractional Unit Shares)
Article 10.
No shareholders of the Company (including beneficial shareholders; the same shall apply hereinafter.) shall be entitled to exercise any rights other than those listed below in relation to the Fractional Unit shares owned by such shareholders.

(1) Rights provided for in each item of Article 189, Paragraph 2 of the Companies Act;
(2) Right to make a request in accordance with Article 166, Paragraph 1 of the Companies Act;
(3) Right to receive allotments of offered shares and offered share stock acquisition rights in accordance with the number of the shares held
(4) Right to make a request that is provided for in Article 11.

(Additional Purchase for Fractional Unit Shares)
Article 11.
Shareholders holding Fractional Unit Shares may request, in accordance with the provisions of the Share Handling Regulations, that the Company sell such number

of shares as may, together with the number of such Fractional Unit Shares, constitute the number of shares totaling one (1) unit. .

(Shareholder Register Manager)
Article 12.
1. The Company shall have a shareholder register manager.
2. The appointment of the shareholder register manager and its place of business shall be determined by a resolution of the Board of Directors.
3. The preparation and storage of the shareholder register (including the beneficial shareholder's register; the same shall apply hereinafter), the register of stock acquisition rights and the register of lost-share-certificates, and other administrative matters relating to such registers shall be commissioned to the shareholder register manager, and the Company shall not handle such matters.

(Share Handling Regulations)
Article 13.
Handling of shares of the Company and the fees thereof shall be governed by laws and regulations and the Articles of Incorporation as well as the Share Handling Regulations to be determined by the Board of Directors' meeting. .

CHAPTER III. MEETING OF SHAREHOLDERS

(Convocation)
Article 14.
Ordinary meetings of shareholders of the Company shall be convened within three (3) months after the end of each business year, and an extraordinary meeting of shareholders shall be convened from time to time whenever necessary.

(Record Date of Ordinary Meeting of Shareholders)
Article 15.
The record date of voting rights for ordinary meetings of shareholders of the Company shall be March 31 of each year.

(Person with Convocation Right and Chairman)
Article 16.
1. The Director and President will convene a meeting of shareholders and act as chairman at the meeting.
2. In case of the inability of the Director and President to convene a meeting of shareholders, any one of the other Directors shall convene the meeting of shareholders and act as chairman in accordance with an order previously determined by the Board of Directors.

(Resolution Method)
Article 17.
1. Unless otherwise provided for by laws and regulations or the Articles of Incorporation, a resolution of a meeting of shareholders shall be adopted by a

majority of the voting rights of shareholders present at such meeting who are entitled to exercise voting rights at such meeting.

2. Resolution provided for in Paragraph 2, Article 309 of the Companies Act shall be adopted when shareholders holding at least one-third (1/3) of the voting rights are present and by at least two-thirds (2/3) of the voting rights of such shareholders present.

(Exercise of Voting Rights by Proxy)

Article 18.

1. A shareholder may designate another shareholder with voting rights to exercise the designating shareholder's voting right.

2. Each such shareholder or proxy shall submit to the Company a document evidencing the proxy power for each meeting of shareholders.

(Minutes of the Meeting)

Article 19.

A summary of a process of proceedings and results of meetings of shareholders and other matters provided for by laws and regulations shall be indicated or recorded in minutes of the meeting.

(Internet Disclosure and Deemed Provision of Reference Documents of Meetings of Shareholders)

Article 20.

Upon convocation of a meeting of shareholders, by disclosure through a method through the Internet in accordance with the applicable ordinance of the Ministry of Justice, the Company may be deemed to have provided its shareholders with the information relating to the matters to be described or indicated in the reference documents of the meeting of shareholders, business reports, non-consolidated accounting statements and consolidated accounting statements.

CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS

(Number of Directors)

Article 21.

The Company shall have 12 or fewer Directors.

(Election Method)

Article 22.

1. The Company's Directors shall be elected at a meeting of shareholders.

2. A resolution for the election of Directors shall be adopted when shareholders holding at least one-third (1/3) of the voting rights are present at a meeting of shareholders and by a majority of such voting rights.

3. No cumulative voting shall not be adopted for a resolution for election of Directors of the Company.

(Term of Office)
Article 23.
1. The term of office of a Director shall expire at the conclusion of the ordinary meeting of shareholders that relates to the latest business year ending within two years after his or her election.
2. The term of office of a Director elected to increase the number of Directors or to fill a vacancy shall be until the term of office of the Directors in office expires.

(Representative Director and Directors with Specific Titles)
Article 24.
1. A representative director shall be elected by a resolution of the Board of Directors.
2. The Board of Directors may elect one Director and Chairman, and one Director and President, and a few executive vice presidents, senior managing directors and managing directors by its resolution.
3. The Board of Directors may select a few advisors and counsels by its resolution.

(Convocation Notice of a Meeting of the Board of Directors)
Article 25.
1. The convocation notice of a meeting of the Board of Directors must be given to each Director and each Corporate Auditor by three days prior to the schedule date of such meeting. However, in case of emergency, this period may be shortened.
2. If all Directors and Corporate Auditors consent, a meeting of the Board of Directors may be held without the convocation procedures being taken.

(Method of Resolution of a Meeting of the Board of Directors)
Article 26.
1. A resolution of a meeting of the Board of Directors shall be adopted when a majority of the Directors entitled to vote at the meeting are present and by a majority of such votes of Directors.
2. A resolution of the Board of Directors shall be deemed to have been adopted upon fulfillment of the requirements of Article 370 of the Companies Act.

(Regulations of the Board of Directors)
Article 27.
Matters regarding the Board of Directors shall be prescribed by the Regulations of the Board of Directors determined by the Board of Directors, in addition to laws and regulations, and the Article of Incorporation.

(Minutes of the Meeting of the Board of Directors)
Article 28.
A summary of the process of proceedings and results of a meeting of the Board of Directors and other matters provided for by laws and regulations shall be indicated or recorded in minutes of the meeting, and the Directors and Corporate Auditors present at the meeting shall affix their signatures and seals or electronic signatures.

(Remuneration, etc)
Article 29.
The remuneration, bonuses or any other financial benefit of a proprietary nature to be received by Directors and Corporate Auditors from the Company as consideration for execution of their duties shall be determined by a resolution of a meeting of shareholders.

(Exemption of Directors' Liability)
Article 30.
1. The Company may exempt Directors (including those who were previously Directors) who act in good faith and have no negligence from liability provided in Paragraph 1, Article 423 of the Companies Act by a resolution of the Board of Directors, to the extent of a limit provided in the laws and regulations.
2. With respect to liability of an Outside Director provided in Paragraph 1, Article 423 of the Companies Act, the Company may enter into an agreement with the Outside Director to compensate for the liability with a limit on the maximum amount which shall be higher of the previously stipulated amount of not less than JPY 4 million or the amount provided in the laws and regulations in the event such Outside Director acts in good faith and has no negligence.

CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

(Number of Corporate Auditors)
Article 31.
The Company shall have 6 or fewer Corporate Auditors.

(Election Method)
Article 32.
1. The Company's Corporate Auditors shall be elected at a meeting of shareholders.
2. A resolution for election of Corporate Auditors shall be adopted when shareholders holding at lease one-third (1/3) of the voting rights of the shareholders entitled to exercise voting rights are present and by a majority of such voting rights.

(Term of Office)
Article 33.
1. The term of office of a Corporate Auditor shall expire at the end of the ordinary meeting of shareholders that relates to the latest business year ending within four year period after his or her election to office.
2. The term of office of a Corporate Auditor elected to fill a vacancy of a Corporate Auditor who resigned before the expiration of the term of office shall expire at the time when the remaining term of his or her predecessor would have expired.

(Full-time Corporate Auditor)
Article 34.
A Full-time Corporate Auditor shall be elected by a resolution of the Board of Corporate Auditors.

(Convocation Notice of a Meeting of the Board of Corporate Auditors)
Article 35.
1. The convocation notice of a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three days prior to the scheduled date of such meeting. However, in case of emergency, this period may be shortened.
2. If all Corporate Auditors consent, a meeting of the Board of Corporate Auditors may be held without the convocation procedures being taken.

(Method of Resolution of a Meeting of the Board of Auditors)
Article 36.
Unless otherwise provided by laws and regulations, a resolution of a meeting of the Board of Corporate Auditors shall be adopted by a majority of votes of the Corporate Auditors.

(Regulations of the Board of Corporate Auditors)
Article 37.
Matters regarding the Board of Corporate Auditors shall be prescribed by the Regulations of the Board of Corporate Auditors determined by the Board of Corporate Auditors, in addition to laws and regulations, and the Articles of Incorporation.

(Minutes of a Meeting of the Board of Corporate Auditors)
Article 38.
A summary of a process of proceedings and results of a meeting of the Board of Corporate Auditors and other matters provided for by laws and regulations shall be indicated or recorded in a minutes of the meeting, and the Corporate Auditors present at the meeting shall affix their signatures and seals or electronic signatures.

(Remuneration, etc)
Article 39.
Remuneration, bonuses or any other financial benefit of a proprietary nature to be received by Corporate Auditor(s) from the Company as consideration for the execution of their duties shall be determined by a resolution of a meeting of shareholders.

(Exemption of Liability of Corporate Auditors)
Article 40.
1. The Company may exempt Corporate Auditors (including those who were previously Corporate Auditors) who act in good faith and have no negligence from his or her liability provided in Article 423-1 of the Companies Act by a resolution of the Board of Directors, to the extent of a limit provided in the laws and regulations.

2. With respect to liability of an Outside Corporate Auditor provided in Paragraph 1, Article 423 of the Companies Act, the Company may enter into an agreement with an Outside Corporate Auditor to compensate for the liability with a limit on the maximum amount which shall be higher of the previously stipulated amount of not less than JPY 4 million or the amount provided in the laws and regulations in the event such Outside Auditor acts in good faith and have no negligence.

CHAPTER VI. ACCOUNTING AUDITOR

(Election Method)
Article 41.
An Accounting Auditor shall be elected at a meeting of shareholders.

(Term of Office)
Article 42.
1. The term of office of an Accounting Auditor shall expire at the end of the ordinary meeting of shareholders that relates to the latest business year ending within one year period after his or her election.
2. Unless otherwise resolved at the ordinary meeting of shareholders in the preceding Paragraph, it shall be deemed that the Accounting Auditor has been reelected at such ordinary meeting of shareholders.

CHAPTER VII. ACCOUNTING

(Business Year)
Article 43.
The business year of the Company shall be one year from April 1 of each year to March 31 of the following year.

(Record Date for Dividends of Surplus)
Article 44.
1. The record date for year-end dividends of with Company shall be March 31 each year.
2. In addition to the preceding Paragraph, the Company may distribute surplus by setting a record date.

(Interim Distribution)
Article 45.
The Company may make interim distributions of surplus by a resolution of the Board of Directors on the record date of September 30 of each year.

(Exclusion Period of Dividends)
Article 46.
In the case of dividends in cash, the Company shall be released from its obligation to pay dividends which have remained unclaimed for more than three years after the day on which such dividends first became payable.

SUPPLEMENTARY PROVISIONS

(Initial Business Year)
Article 1.
The initial business year of the Company shall be from the incorporation date of the Company to March 31, 2009, notwithstanding the provisions of Article 43.

(Remuneration of Initial Directors and Corporate Auditors)
Article 2.
Notwithstanding the provisions of Articles 29 and 39, the total amount of remuneration from the date of the incorporation of the Company to the end of the first ordinary meeting of shareholders of the initial Directors and Corporate Auditors shall be within JPY 300,000,000 per annum and JPY 50,000,000 per annum, respectively.

(Removal of Supplementary Provisions)
Article 3.
The Supplementary Provisions shall be removed upon the end of the initial ordinary meeting of shareholders.

Exhibit 2

Stock Acquisition Rights Series 1 of AIN PHARMACIEZ INC.

1. Name of the Stock Acquisition Rights
   Stock Acquisition Rights Series 1 of AIN PHARMACIEZ INC.

2. Type and Number of Shares subject to the Stock Acquisition Rights

   The type of shares subject to the stock acquisition rights shall be shares of common stock of AIN PHARMACIEZ INC. (the "Company"), and the number of shares subject to each stock acquisition right shall be 100 shares.

   In the event the Company conducts any stock split or stock consolidation, the number of shares which are the subject of the stock acquisition rights shall be adjusted by the formula below. However, this adjustment shall be made only for the number of shares that are the subject of stock acquisition rights which have not been exercised as of the relevant point in time, and in the event fractional shares are generated as a result of the adjustment, such fractional shares shall be disregarded.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of Stock split or stock consolidation}$$

3. Amount to be paid in upon exercise of Stock Acquisition Rights

   The amount of payment per stock acquisition right upon exercise of a stock acquisition right ("Paid-in Amount") shall be the Paid-in Amount per share that are the subject of the stock acquisition right as of the relevant point in time ("Paid-in Amount per Share"), multiplied by the number of shares that are the subject of the stock acquisition rights, and is JPY 136,000.

   In the event the Company conducts any stock split or stock consolidation, the Paid-in Amount per Share shall be adjusted by the formula below, and any fractional amount less than one yen resulting from the adjustment shall be rounded up.

$$\text{Paid-in Amount per Share after Adjustment} = \text{Paid-in Amount per Share before Adjustment} \times \frac{1}{\text{Ratio of Stock split or stock consolidation}}$$

   In the event the Company conducts an issuance of new shares or a disposal of treasury stock at prices below market value, the Paid-in Amount per Share shall be adjusted by the formula below, and any fractional amount less than one yen resulting from the adjustment shall be rounded up.

$$\text{Paid-in Amount per Share after Adjustment} = \text{Paid-in Amount Per Share before Adjustment} \times \frac{\text{Shares Outstanding} + \dfrac{\text{Number of Shares Newly Issued or Disposed of} \times \text{Paid-in Amount or Disposal Price per Share}}{\text{Market Value per Share}}}{\text{Shares Outstanding} + \text{Number of shares Newly Issued or Disposed of}}$$

4. Exercise Period of Stock Acquisition Rights

The exercise period of the stock acquisition rights will be from August 1, 2004 to July 31, 2009. In the event the last day of the exercise period falls under a non-business day of the Company, the last day shall be the preceding business day. However, the Company may limit the exercise for a certain period to the extent necessary.

5. Conditions for Exercise of Stock Acquisition Rights

(1) A holder of the stock acquisition right shall be required to be a director, auditor or employee of the Company or Company's affiliates at the time of the stock acquisition right is exercised, provided, however, that such holder has resigned from that position upon satisfying an appointed term of office or faced mandatory retirement.

(2) An exercise of the stock acquisition right by an heir of any holder of stock acquisition rights shall not be permitted.

6. Terms and Conditions for Acquiring Stock Acquisition Rights

If the general shareholders' meeting approves a proposal of a merger agreement under which the Company is dissolved, or a proposal of a share-for-share exchange agreement or a proposal of a share transfer under which the Company becomes a wholly-owned subsidiary, the Company may acquire the stock acquisition rights without compensation.

7. Restriction of Transfer of Stock Acquisition Rights

Approval of the Company's Board of Directors is required for any transfer of stock acquisition rights.

8. Issue of Stock Acquisition Right Certificates

The Company will issue stock acquisition right certificates which represent the stock acquisition rights only upon request of the stock acquisition right holders, unless otherwise provided for by the Company.

9. Amount not to be Incorporated into the Capital out of the New Share Issue Price upon Exercise of the Stock Acquisition Rights

(1) The amount not to be incorporated into the capital out of the new share issue price upon exercise of the stock acquisition rights ("Issue Price per Share") equals the Issue Price per

Share less the amount incorporated into the capital. The amount to be incorporated into the capital shall be the amount to be paid in per share upon exercise of a stock acquisition right multiplied by 0.5, and any fractional amount less than one yen resulting from this calculation shall be rounded up.

(2) The Issue Price per Share shall be the Paid-in Amount per Share.

10. Succession of Obligations related to the Stock Acquisition Rights upon Share-for-Share Exchange and Share Transfer

(1) Upon a share-for-share exchange through which the Company becomes a wholly-owned subsidiary, the Company may have a company which becomes a wholly-owning parent through a share-for-share exchange succeed the obligations related to the stock acquisition rights in accordance with provisions of a share-for-share exchange agreement.

(2) Policies for determination in the case of (1) above regarding the succession of obligations related to the stock acquisition rights shall be as follows, except as provided otherwise in a share-for-share exchange agreement.

(i) Type of shares of the wholly-owning parent to be subject to the stock acquisition rights after the succession

Common stock.

(ii) Number of shares of a wholly-owning parent to be subject to the stock acquisition rights after the succession

The number of shares of a wholly-owning parent to be subject to the stock acquisition rights after the succession shall be the number adjusted in a proportion to a ratio of the share-for-share exchange or the share transfer, and any fractional amount less than one yen resulting from the adjustment shall be rounded down.

(iii) Paid-in Amount upon exercise of stock acquisition rights after the succession

The Paid-in Amount per a stock acquisition right upon exercise by a wholly-owing company after the succession shall be an amount adjusted in a proportion to a ratio of the share-for-share exchange or the share transfer, and any fractional amount less than one yen resulting from the adjustment will be rounded up.

(iv) Exercise period of stock acquisition rights after the succession

From a date of the share-for-share exchange until July 31, 2009.

(v) Conditions of exercise of stock acquisition rights after the succession, terms and conditions of acquisition and restrictions of transfer of stock acquisition rights after the succession

The provisions of 5, 6 and 7 above shall apply correspondingly in respect of conditions of exercise of stock acquisition rights after the succession, and terms and conditions for acquiring and restrictions of transfer for stock acquisition rights after the succession.

(3) Upon a share transfer in which the Company becomes a wholly-owned subsidiary, the Company may have the company becoming a wholly-owning parent in a share transfer succeed the obligations related to the stock acquisition rights in accordance with the resolution of the share transfer.

(4) (2) above shall apply correspondingly to the policies for the determination in the case of (3) above regarding the succession of obligations related to the stock acquisition rights. In this case, the term "share-for-share exchange agreement" in (2) above shall be replaced with the term "proposal for share transfer", except as provided otherwise in the proposal for a share transfer and a resolution of the Board of Directors of the wholly-owning parent.

Exhibit 3

Stock Acquisition Rights Series 1 of AIN CFS HOLDINGS Co., Ltd.

1. Name of the Stock Acquisition Rights
   Stock Acquisition Rights Series 1 of AIN CFS HOLDINGS Co., Ltd.

2. Type and Number of Shares subject to the Stock Acquisition Rights

   The type of shares subject to the stock acquisition rights shall be shares of common stock of AIN CFS HOLDINGS Co., Ltd. ("Company"), and the number of shares subject to each stock acquisition right ("Number of Shares Granted") shall be 125 shares.

   However, on or after November 6, 2007 and before the date of incorporation of the Company, if AIN PHARMACIEZ INC. ("AIN PHARMACIEZ") conducts any stock split (including gratis issue of common stock; hereafter, the same.) or any stock consolidation of common stock of AIN PHARMACIEZ, or if the Company conducts any stock split or any stock consolidation of the Company's common stock after issuance of stock acquisition rights, the Number of Shares Granted will be adjusted by the formula below, and any fractional shares resulting from such adjustment shall be rounded down.

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	×	Ratio of stock split or stock consolidation

   The Number of Shares Granted after adjustment shall be applied (i) in the case of stock split, on or after the date following the record date of such stock split, and (ii) in the case of stock consolidation, on or after the effective date thereof. However, when a stock split is conducted under the condition that an item to reduce the amount of surplus and increase capital or capital reserve will be approved at the Company's general meeting of shareholders, and when a date prior to the date of closing of the aforementioned general meeting of shareholders is set as the record date for the stock split, on or after the day following the day of closing of the aforementioned general meeting of shareholders, the Number of Shares Granted after adjustment shall be applied retroactively from the day immediately after the aforementioned record date. In addition, in the event adjustments to the Number of Shares Granted are unavoidable due to a merger, a company split by AIN PHARMACIEZ or other cause on and after November 6, 2007 and before the date of incorporation of the Company or a merger, a company split by the Company or other cause after issuance of stock acquisition rights, the Number of Shares Granted shall be adjusted within a reasonable range taking into account conditions of a merger, company split or other cause.

   Further, when the Number of Shares Granted is adjusted, the Company will notify necessary matters to all holders of stock acquisition rights who are entered in the register of stock acquisition rights ("Stock Acquisition Holders") or make a public notice with respect to necessary matters by the date immediately prior to the date of application of the adjusted Number of Shares Granted. However, in the event the Company is unable to make a notice or public notice by the date immediately prior to the date of the aforementioned application, the Company will make the notice or public notice promptly thereafter.

3. Value of Assets to be Contributed upon Exercise of Stock Acquisition Rights

The value of the assets to be contributed upon exercise of stock acquisition rights shall be equal to the amount obtained by multiplying an amount to be paid for each share which is received upon exercise of stock acquisition rights ("Exercise Price") by the Number of Shares Granted related to a stock acquisition right.

The Exercise Price is JPY 1,088.

However, in the event AIN PHARMACIEZ conducts any stock split or any stock consolidation of its common stock on or after November 6, 2007 and before the date of incorporation of the Company, or in the event the Company conducts any stock split or any stock consolidation of its common stock after issuance of stock acquisition rights, the Exercise Price shall be adjusted by the formula below, and any fractional amount less than one yen resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or stock consolidation}}$$

In addition, in the event AIN PHARMACIEZ conducts an issuance of new shares or a disposal of treasury shares at prices below market value on or after November 6, 2007 and before the date of incorporation of the Company, or in the event the Company conducts an issuance of new shares or a disposal of treasury shares at prices below market value after issuance of stock acquisition rights (excluding transfer by sale of treasury stock in accordance with Article 194 of the Companies Act (request to transfer by sales of fractional shares (*tangenmiman kabushiki*) by any shareholders having fractional shares(*tangenmiman kabushiki*)), and conversion or exercise of securities that will or may be converted to the Company's common stock, or stock acquisition rights that may demand issuance of the Company's common stock (including those attached to bonds with stock acquisition rights)), the Exercise Price shall be adjusted by the formula below, and any fractional amount less than one yen resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Shares outstanding} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in value per Share}}{\text{Market value}}}{\text{Shares outstanding} + \text{Number of newly issued shares}}$$

"Shares outstanding" in the above formula shall mean the total shares of common stock of the Company (or AIN PHARMACIEZ in the event adjustment is performed for issuance of new shares or disposal of treasury shares of common stock of AIN PHARMACIEZ at a price below market value on or after November 6, 2007 and before the date of incorporation of the Company) less total treasury shares of common stock held by the Company (or AIN PHARMACIEZ in the event adjustment is performed for issuance of new shares or disposal of treasury shares of common stock of AIN PHARMACIEZ at a price below market value on or after November 6, 2007 and before the date of incorporation of the Company). In the event treasury shares will be disposed of, the term "Number of newly issued shares" shall be replaced with the term "Number of treasury shares to be disposed of".

In addition, in the event adjustments to the Exercise Price are unavoidable due to a merger, a company split by the Company or other cause, the Exercise Price shall be adjusted within a reasonable range taking into account conditions of any merger, company split or other cause.

4. Exercise Period of the Stock Acquisition Rights

The exercise period of the stock acquisition rights will be from April 1, 2008 to July 31, 2009. In the event the last day of the exercise period falls under a non-business day of the Company, the last day shall be the preceding business day. However, the Company may limit the exercise for a certain period to the extent necessary.

5. Conditions for the Exercise of the Stock Acquisition Rights

(1) A Stock Acquisition Holder shall be required to be a director, auditor or employee of the Company or Company's affiliates at the time the stock acquisition right is exercised; provided, however, such Stock Acquisition Holder has resigned from that position upon satisfying an appointed term of office or faced mandatory retirement.

(2) An exercise of the stock acquisition right by an heir of a Stock Acquisition Holder shall not be permitted.

6. Terms and Conditions for Acquiring Stock Acquisition Rights

If the general shareholders' meeting approves a proposal of a merger agreement under which the Company becomes a dissolved company, a proposal of a share-for-share exchange agreement or a proposal of a share transfer under which the Company becomes a wholly-owned subsidiary (in case no approval of the general shareholders' meeting is required, the Company's Board of Directors approves such proposal), the Company may acquire the stock acquisition rights without compensation on a date which is determined separately by the Board of Directors of the Company.

7. Restriction of the Acquisition of Stock Acquisition Rights by Transfer

Approval of the Company's Board of Directors is required for any acquisition of stock acquisition rights by transfer.

8. Issue of Stock Acquisition Right Certificates

The Company will issue stock acquisition right certificates which represent the stock acquisition rights only upon request of a Stock Acquisition Holder, except as otherwise provided for by the

Company.

9. Capital and Capital Reserve to be Increased when the Company's Shares of Common Stock are Newly Issued upon Exercise of Stock Acquisition Rights

   (1) The amount of increase in capital when shares are issued upon exercise of stock acquisition rights shall be an amount equal to one half (1/2) of the limit on increases in the amount of capital and other items that is calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Regulation, and any fractional amount of less than one yen resulting from the calculation will be rounded up.

   (2) The amount of increase in capital reserve when shares are issued upon exercise of stock acquisition rights shall be the amount of the limit on increases in the amount of capital and other items that is described in (1) above less the amount of capital to be increased that is provided in (1) above.

10. Policies on Determining Extinction of Stock Acquisition Rights when an Organization is Reorganized, and Details of Delivery of Stock Acquisition Rights of Reorganized Companies

In the event the Company conducts a merger (limited to when the Company will be dissolved as a result of the merger), an absorption-type company split, an incorporation-type company split, a share-for-share exchange or a share transfer (collectively, the "Reorganization"), stock acquisition rights ("Stock Acquisition Rights of the Reorganized Company") of the *Kabushiki Kaisha* set forth in Article 236, Paragraph 1, Item 8 (*i*) through (*ho*) of the Companies Act ("Reorganized Company") will be delivered to Stock Acquisition Holders of the stock acquisition rights outstanding when Reorganization takes effect ("Outstanding Stock Acquisition Rights") under the terms and conditions. In this case, the Outstanding Stock Acquisition Rights are extinguished and the Reorganized Company will newly issue the Stock Acquisition Rights of the Reorganized Company. However, the foregoing will be applicable in the event that the delivery of the Stock Acquisition Rights of the Reorganized Company is set forth in the absorption-type merger agreement, incorporation-type merger agreement, absorption-type company split agreement, incorporation-type company split plan, share-for-share exchange agreement or share transfer plan, in accordance with the terms and conditions below.

   (1) Number of Stock Acquisition Rights of the Reorganized Company to be Delivered

   The number of stock acquisition rights that will be delivered is equal to the number of Outstanding Stock Acquisition Rights that a Stock Acquisition Holder holds.

   (2) Type of Shares of the Reorganized Company to be Subject to Stock Acquisition Rights of the Reorganized Company

   Reorganized Company's common stock.

   (3) The Number of Shares of the Reorganized Company to be Subject to Stock Acquisition Rights of the Reorganized Company

   To be determined in accordance with 2. above, upon consideration of the terms and conditions of Reorganization.

(4) Value of Assets to be Contributed upon Exercise of Stock Acquisition Rights of the Reorganized Company

The value of assets to be contributed upon exercise of Stock Acquisition Rights of the Reorganized Company shall be to the amount obtained by multiplying the Exercise Price after Reorganization that was adjusted upon consideration of the terms and conditions of the Reorganization, by the number of shares subject to such stock acquisition rights determined in accordance with (3) immediately above.

(5) Exercise Period of Stock Acquisition Rights of the Reorganized Company

This period shall be from the effective date of the Reorganization to the end date of the exercise period of stock acquisition rights as provided for in 4. above.

(6) Capital and Capital Reserve to be Increased when Shares are Newly Issued upon Exercise of Stock Acquisition Rights of the Reorganized Company

This shall be determined in accordance with 9. above.

(7) Restrictions on Acquiring Stock Acquisition Rights of the Reorganized Company by Transfer

Restrictions on acquiring Stock Acquisition Rights of the Reorganized Company by transfer shall require the approval of the Board of Directors of the Reorganized Company.

(8) Terms and Conditions for Acquiring Stock Acquisition Rights of the Reorganized Company

This shall be determined in accordance with 6. above.

(9) Other Terms and Conditions of Exercise of Stock Acquisition Rights of the Reorganized Company

This shall be determined in accordance with 5. above.

11. Rules on Fractional Share Generated upon Exercise of Stock Acquisition Rights

If there are fractional shares in the shares delivered to Stock Acquisition Holders who exercised stock acquisition rights, these fractional shares shall be rounded down.

3. Reasons for the share transfer

(1) Appropriateness of the provisions regarding matters in respect of the calculation method for the number of shares of AIN CFS HOLDINGS Co., Ltd. to be issued to the shareholders of the Company and AIN PHARMACIEZ in the share transfer in exchange for the shares held by such shareholders, and its allocation

The Company and AIN PHARMACIEZ have determined that, upon the establishment of "AIN CFS HOLDINGS Co., Ltd." as a wholly-owning parent company in the Share Transfer, the allocation ratio of the shares of common stock of "AIN CFS HOLDINGS Co., Ltd." to be issued to the respective shareholders of the Company and AIN PHARMACIEZ, which will become wholly-owned subsidiaries of such company, shall be as described below.

(i) Basis of calculation of the share transfer ratios

In order to ensure fairness in calculating the share transfer ratios to be used in this share transfer, the Company AIN PHARMACIEZ appointed PwC Advisory Co., Ltd. ("PwCA") and ABeam M&A Consulting Ltd. ("AMC"), respectively, to estimate the share transfer ratios, and each respectively received a valuation report.

The Company and AIN PHARMACIEZ each took into account the respective calculations of the share transfer ratios made by PwCA and AMC in their determinations of the share transfer ratios.

The primary methodologies that PwCA used to estimate a range of the stock value of each company were the market share price method and the discounted cash flow method. For reference purposes, PwCA also considered the comparable peer company method and other methods with respect to both companies. The overview of the results of the estimations made by PwCA is as follows:

Method adopted	Range of valuation of the share transfer ratios (Note)
Market share price method	0.25 to 0.35
Discounted cash flow method	0.20 to 0.33

With respect to the market share price method, taking into consideration the market share prices trend and turnover volume, average closing share prices and the weighted average turnover for the period of one month, three months, and six months were used with October 3, 2007 as the record date.

(Note) The share transfer ratio will be the number of shares of common stock of the joint holding company to be allocated for one share of common stock of the Company in the case where 1.25 shares of common stock of the joint holding company is allocated for one share of common stock of AIN PHARMACIEZ.

In principle, PwCA estimated the range of share transfer ratios using information provided by the Company and AIN PHARMACIEZ, publicly available information and other information as is, and did not independently conduct a verification of their accuracy or completeness on the basis of the assumption that all such material, information and other matters are accurate and complete. Furthermore, PwCA has not made any independent evaluation, appraisal or assessment with respect to the assets or liabilities (including contingent liabilities) of the companies and their affiliated companies, including individual analysis of each asset and each liability, nor has it made any request to any third-party institutions for appraisal or assessment.

AMC calculated the stock value of each company using the market average share price method, the discounted cash flow method, the comparable peer company method and other methods with respect to both companies. The overview of the results of the preliminary calculations made by AMC is as follows:

Method adopted	Range of valuation of the share transfer ratios (Note)
Market share price analysis	0.25 to 0.33
Discounted cash flow analysis	0.17 to 0.30
Comparable peer company analysis	0.17 to 0.26

With respect to the market average share price method, taking into consideration widely used average calculation periods and market trading records of both companies' shares, average closing share prices and the weighted average turnover for the period of one month and three months, and the weighted average turnover for the period of six months were used with October 3, 2007 as the record date.

(Note) The share transfer ratio will be the number of shares of common stock of the joint holding company to be allocated for one share of common stock of the Company in the case where 1.25 shares of common stock of the joint holding company is allocated for one share of common stock of AIN PHARMACIEZ.

In principle, AMC calculated share transfer ratios using information provided by both companies, publicly available information and other information as is, and did not independently conduct a verification of their accuracy or completeness on the basis of the assumption that all such material, information and other matters are accurate and complete. Furthermore, AMC has not made any independent evaluation, appraisal or assessment with respect to the assets or liabilities (including contingent liabilities) of the companies and their affiliated companies, including individual analysis of each asset and each liability, nor has it made any request to any third-party institutions for appraisal or assessment.

(ii) Review of the share transfer ratios

In determining the share transfer ratio, the Company and AIN PHARMACIEZ carried out due diligence on the other and obtained reports from professionals for the purpose of verifying the condition of the counterparty. Furthermore, on the basis of the respective valuation reports obtained from the valuation firms retained by each company, we deliberated and consulted with each other with reference to such materials.

Both companies comprehensively considered the results of the due diligence, the estimated share transfer ratio, and the likelihood of obtaining approval at respective shareholders' meetings, etc., and agreed upon a share transfer ratio within the valuation ranges presented by the respective valuation firms, and obtained the approval of both companies' boards of directors.

	Joint holding company	CFS	AIN PHARMACIEZ
Share transfer ratios	1.00	0.30	1.25

(Note 1) Share allocation ratios
The shares of the joint holding company will be allocated and delivered respectively according to the following ratios:
0.30 shares of common stock of the joint holding company for one share of common stock of the Company; and
1.25 shares of common stock of the joint holding company for one share of common stock of AIN PHARMACIEZ.
Fractions of less than one share will be rounded off.
If any material change is made to the terms forming the basis of calculation, the above share transfer ratios are subject to change upon mutual consultation between the parties.

(Note 2) Number of shares constituting one unit:
The number of shares constituting one (1) unit of the joint holding company is planned to be 100 shares, and with respect to shareholders who hold shares equal to or exceeding a unit of the Company or AIN PHARMACIEZ, shares equal to or exceeding the number of shares constituting a unit will be allocated and delivered (Currently, the number of shares constituting one unit of the Company is 500 shares and the number of shares constituting one unit of AIN PHARMACIEZ is 100 shares).

(Note 3) Number of new shares to be delivered by the joint holding company through the Share Transfer (subject to change):
23,166,485 shares of common stock
The above number of new shares reflects the increase in the number of shares issued by AIN PHARMACIEZ as a result of exercise of share options of AIN PHARMACIEZ between May 1, 2007 and December 28, 2007 (the increase in the number of issued shares of AIN PHARMACIEZ resulting from the exercise of share options: 37,000 shares). Hereafter, if share options of AIN PHARMACIEZ are exercised prior to the incorporation of the joint holding company, the number of shares to be delivered by the joint holding company may change.

(iii) Preparation of the share transfer plan
Subsequently, after confirming that up until November 6, 2007, no material changes had occurred with respect to the conditions forming the basis of the Share Transfer Ratio, the parties' respective board of directors meetings held on the same date passed resolutions approving the preparation of the share transfer plan (the "Plan") providing for the carrying out of the Share Transfer with the Share Transfer Ratio as the share transfer ratio. The Company and AIN PHARMACIEZ jointly prepared the Plan on the same day.

(2) Appropriateness of the provisions regarding the amount of stated capital and reserve of AIN CFS HOLDINGS Co., Ltd.

(i) Stated Capital:	JPY 5 billion
(ii) Capital Reserve:	JPY 1.25 billion
(iii) Capital Surplus:	the amount obtained by subtracting the total amount of (1) and (2) above from the amount of paid-in capital of shareholders in an incorporation-type restructuring as provided in Item 1, Article 83 of the Corporate Accounting Rules

After consulting and considering from the perspective of securing the soundness of company finances and the improvement of flexibility, etc. of capital policies, the Company and AIN PHARMACIEZ determined the capital and capital reserve amounts of "AIN CFS HOLDINGS Co., Ltd." within the scope of Article 83 of the Corporate Accounting Rules.

4. Appropriateness of the provisions regarding matters listed in Article 773, Paragraph 1, Items 9 and 10 of the Companies Act in respect of the share options issued by AIN PHARMACIEZ in accordance with Article 808, Paragraph 3, Item 3 of the Companies Act

Upon considering the details of the stock options issued by AIN PHARMACIEZ and the share transfer ratio, the Company and AIN PHARMACIEZ consulted and determined that, from the perspective of equally protecting the rights of the holders of shares of common stock and the holders of each share options, Stock Acquisition Rights Series 1 of "AIN CFS HOLDINGS Co., Ltd." as set forth in Exhibit 3 of the Plan will be issued to the holders of AIN PHARMACIEZ INC. Stock Acquisition Rights Series 1 (details of which are set forth in Exhibit 2 of the Plan) in exchange for such share options held by such option holders at a ratio of 1 option for 1 option.

With respect to subscription rights issued by AIN PHARMACIEZ in accordance with Article 280-19 of the Commercial Code before the amendment in 2001 (issued pursuant to the resolution of the annual shareholders' meeting held on July 27, 2001), it is interpreted that under the Companies Act which is currently in effect, such subscription rights may not be exchanged for share options of the joint holding company upon a share transfer. Accordingly, AIN PHARMACIEZ has imposed a reasonable limitation upon the exercise period of such stock options by a board of directors' resolution in accordance with the terms of such subscription rights, and any such stock option not exercised on or prior to February 29, 2008, the day before the effective date of the Share Transfer, shall become null and void.

Further, the Company has not issued any share options.

5. Matters provided in Article 206, Item 3 of the Enforcement Ordinance of the Companies Act

(1) Details of financial statements, etc. for the most recently ended business year of AIN PHARMACIEZ

As set forth in pages 40 through 79.

(2) Details of disposition of material assets, significant liabilities owed and other events occurring after the last day of the most recently ended business year of AIN

PHARMACIEZ which had significant impact on the financial status of AIN PHARMACIEZ

(Acquisition of shares of Asahi Pharmacy Co., Ltd.)
On May 31, 2007, AIN PHARMACIEZ resolved at the board of directors meeting to acquire all shares of Asahi Pharmacy Co., Ltd. from its sole shareholder, executed the Share Transfer Agreement on the same date and acquired all shares on June 15, making it a subsidiary of AIN PHARMACIEZ.

(1) Purpose of the acquisition
The Group operates a nationwide chain of prescription pharmacies, and the eight companies of the Group (including AIN PHARMACIEZ) are making efforts to expand the business through aggressive business development and M&A. The environment surrounding the prescription pharmacies business is very severe due to the phased implementation of medical systems revisions to control healthcare costs, such as revisions to pharmaceutical prices and prescription fee structures.
The Group's basic business policy is to promote efficiency of operations by systemizing prescription operations and expanding the business through maximization of economies of scale through mass development of stores.
Asahi Pharmacy Co., Ltd. (Saitama-shi, Saitama) has 86 prescription pharmacies within the Kanto area, and primarily in Saitama-ken, and boasts one of the highest sales volume and profitability levels in the industry.
In addition, Asahi Pharmacy Co., Ltd.'s human resources development is also of a high standard, with its pharmaceutical training center fully-equipped with simulation dispensary and a five-year pharmacist training program.
Through the addition of Asahi Pharmacy Co., Ltd. as a member of the Group, the Group will have over 330 prescription pharmacy stores spanning from Hokkaido to Okinawa, and also will have nearly JPY 100 billion in annual sales in the prescription segment alone.
As a result, the Group will clearly hold an overwhelmingly superior position in the industry, and our corporate value will increase dramatically along with further acceleration of our business expansion.
(2) Overview of the new subsidiary
(i) Corporate name
Asahi Pharmacy Co., Ltd.
(ii) Corporate address
1-626-1, Higashionari-cho, Kita-ku, Saitama-shi, Saitama-ken
(iii) Name of representative
Kazuo Kasuga, Representative Director
(iv) Capital
JPY 50,000,000
(v) Business description
Operation of prescription pharmacies
(3) Number of shares acquired, total acquisition price and shareholding ratio after the acquisition
(i) Number of shares acquired
71,000 shares
(ii) Total acquisition price
JPY 8,000 million

(iii) Shareholding ratio after acquisition
100.0%

(4) Acquisition date
June 15, 2007

6. Matters provided in Article 206, Item 4 of the Enforcement Ordinance of the Companies Act

Not applicable.

7. Directors of the wholly-owning parent company to be established

Individuals who will become directors of "AIN CFS HOLDINGS Co., Ltd." are the following 10 individuals.

Name (Date of birth)	Brief history, title, responsibility and representation of other legal entities, etc.		(1) Number of the Company's shares owned (2) Number of AIN PHARMACIEZ's shares owned (3) Number of shares of "AIN CFS HOLDINGS Co., Ltd." to be allotted
Kenji Ishida (August 13, 1932)	December, 1955	Y.K. Ishida Pharmacy	(1) 1,006,900 shares (2) 200 shares (3) 302,320 shares
	August, 1968	Director of K.K. HAC Ishida	
	October, 1969	Representative Director and President of the above company	
	August, 1993	Representative Director and Executive Vice President of K.K. HAC Kimisawa (currently the Company)	
	May, 1996	Representative Director and President of the Company	
	February, 2002	Representative Director, Chairman and President of the Company	
	February 2003	Representative Director and Chairman of the Company	
	February, 2007	Representative Director, Chairman and President of the Company (to the present)	
	Representation of other legal entities: President and Representative Director of ISHIDA CO., LTD.		
Kiichi Ohtani (July 19, 1951)	July, 1980	Representative Director and President of OTANI CO., LTD.	(1) 0 shares (2) 1,894,200 share (3) 2,367,750 shares
	November, 1981	Incorporated Daiichi CLINICAL LABORATORIES INC. (Asahikawa-City) and assumed office as Director	
	July, 1983	Representative Director and President of the above company	
	May, 1985	Executive Managing Director of AIN PHARMACIEZ	
	May, 1988	Representative Director and President of AIN PHARMACIEZ (to the present)	
	June, 1994	Representative Director and President of AIN MEDICAL SYSTEMS Inc.	
	March, 1999	Chairman and Director of the above company (to the present)	
Yoshiaki Imagawa (July 28, 1939)	April, 1961	Imagawa Pharmacy (family business)	(1) 0 shares (2) 1,240,600 share (3) 1,550,750 shares
	April, 1970	Incorporated Imagawa Pharmacy K.K. and assumed office as Director	
	April, 1981	Representative Director and President of the above company	
	November, 2002	Representative Director and Chairman of AIN PHARMACIEZ (to the present)	

Name (Date of birth)	Brief history, title, responsibility and representation of other legal entities, etc.	(1) Number of the Company's shares owned (2) Number of AIN PHARMACIEZ's shares owned (3) Number of shares of "AIN CFS HOLDINGS Co., Ltd." to be allotted
Kenji Matsuoka (February 28, 1959)	April, 1983 Joined K.K. Kimisawa (currently the Company) May, 1998 Director and General Manager of the Corporate Management Department of the Company May, 2000 Officer and General Manager of the Corporate Planning and Management Department of the Company May, 2002 Director of the Company (to the present) February, 2007 General Manager of Drug Store Business Headquarters of the Company (to the present) May, 2007 Executive Vice President of the Company (to the present) Representation of other legal entities Representative Director and President of K.K. Kannami Shopping Center	(1) 4,000 share (2) 0 shares (3) 1,200 shares
Takehiko Ishida (June 14, 1961)	July, 1991 Joined K.K. HAC Ishida May, 1996 Director and Associate Manager of the Drug Store Business Headquarters of K.K. HAC Kimisawa (currently the Company) February, 2001 Officer and General Manager of the Drug Store Business Headquarters of the Company February, 2006 General Manager of the Business Development Headquarters of the Company May, 2006 Director of the Company (to the present) February, 2007 General Manager of the Management Planning Department of the Company (to the present) May, 2007 Executive Vice President of the Company (to the present) Representation of other legal entities Representative Director and Chairman of K.K. Home Pharmacy	(1) 794,000 share (2) 0 shares (3) 238,200 shares

Name (Date of birth)	Brief history, title, responsibility and representation of other legal entities, etc.	(1) Number of the Company's shares owned (2) Number of AIN PHARMACIEZ's shares owned (3) Number of shares of "AIN CFS HOLDINGS Co., Ltd." to be allotted
Yasuo Kimizawa (April 13, 1960)	April, 1986 Joined K.K. Kimisawa (currently the Company) May, 1996 Director and Associate Manager of the Supermarket Business Headquarters of the Company May, 1998 Executive Managing Director and Associate Manager of the Combo Sales Headquarters of the Company August, 2000 General Manager of the Food Business Headquarters of the Company February, 2002 General Manager of the Food Company of the Company May, 2002 Director of the Company (to the present) February, 2003 General Manager of the President's Office and the Information Management Department of the Company February, 2004 General Manager of the Research and Information Department of the Company February, 2007 General Manager of the Business Planning Department of the Company (to the present) Representation of other legal entities Representative Director and President of K.K. Kizuna Insurance	(1) 642,010 share (2) 0 shares (3) 192,603 shares
Morihiro Takechi (April 28, 1952)	April, 1986 Joined K.K. Kusuri-no Ishida April, 1997 Director of K.K. RX Network February, 2000 Executive Managing Director of the above company February, 2001 General Manager of the WHB Promotion Department of the Business Supervising Headquarters of K.K. HAC Kimisawa (currently the Company) February, 2002 Officer and General Manager of the Drug Store Company Education Promotion Department of the Company February, 2003 General Manager of the IT Promotion Department of the Business Affairs Headquarters of the Company May, 2004 Full-Time Corporate Auditor of the Company May, 2007 Director and General Manager of the Financial Headquarters of the Company (to the present)	(1) 35,700 share (2) 0 shares (3) 10,710 shares
Tadashi Nagumo (July 27, 1954)	February, 1982 Joined Daiichi CLINICAL LABORATORIES INC. (Asahikawa-City) May, 1988 General Manager of the 2nd Sales Department of AIN PHARMACIEZ May, 1989 Executive Managing Director and General Manager of Diagnosis Business Department of AIN PHARMACIEZ May, 1993 Executive Director of AIN PHARMACIEZ May, 1995 General Manager of the Pharmaceutical Business Department of AIN PHARMACIEZ May, 2003 Representative Director and Executive Vice President of AIN PHARMACIEZ (to the present) Representation of other legal entities Representative Director and President of K.K. Miyako AIN	(1) 0 shares (2) 44,000 share (3) 55,000 shares

Name (Date of birth)	Brief history, title, responsibility and representation of other legal entities, etc.	(1) Number of the Company's shares owned (2) Number of AIN PHARMACIEZ's shares owned (3) Number of shares of "AIN CFS HOLDINGS Co., Ltd." to be allotted
Hiromi Kato (November 23, 1949)	March, 1983 Joined Daiichi CLINICAL LABORATORIES INC. (Asahikawa-City) June, 1989 General Manager of General Affairs Department of the Management Headquarters of AIN PHARMACIEZ July, 1992 Director of AIN PHARMACIEZ May, 1995 General Manager of the Human Resources Department of the Administrative Headquarters of AIN PHARMACIEZ July, 1996 Executive Managing Director of AIN PHARMACIEZ September, 1996 General Manager of the Administrative Headquarters of AIN PHARMACIEZ August, 2000 General Manager of the Human Resources Headquarters of AIN PHARMACIEZ May, 2003 Executive Director of AIN PHARMACIEZ (to the present) Representation of other legal entities Representative Director and President of DAITIKU Co., Ltd. Representative Director and President of Asahi Pharmacy Co., Ltd.	(1) 0 shares (2) 23,400 share (3) 29,250 shares
Junichi Kawai (December 20, 1945)	April, 1964 Joined HOKKAIDO BANK, LTD. May, 1988 Branch Manager of Makomanai Branch of the above bank June, 1992 Branch Manager of Noboribetsu Branch of the above bank April, 1995 Seconded to AIN PHARMACIEZ May, 1995 General Manager of Accounting Department of the Administrative Headquarters of AIN PHARMACIEZ July, 1996 Director of AIN PHARMACIEZ December, 1997 Retired from HOKKAIDO BANK, LTD. August, 1999 Executive Managing Director and General Manager of the Administrative Headquarters of AIN PHARMACIEZ August, 2000 General Manager of the Administrative Headquarters and the General Affairs Department of AIN PHARMACIEZ May, 2001 General Manager of the Administrative Headquarters of AIN PHARMACIEZ (to the present) May, 2003 Executive Director of AIN PHARMACIEZ (to the present)	(1) 0 shares (2) 5,000 share (3) 6,250 shares

(Note)
There is no special relationship of interest between each candidate, the Company and AIN PHARMACIEZ, and we do not expect any special relationship of interest between each candidate and "AIN CFS HOLDINGS Co., Ltd."

8. Corporate Auditors of the wholly-owning parent company to be established

Individuals who will become corporate auditors of "AIN CFS HOLDINGS Co., Ltd." are the following 5 individuals.

Name (Date of birth)	Brief history, title, responsibility and representation of other legal entities, etc.		(1) Number of the Company's shares owned (2) Number of AIN PHARMACIEZ's shares owned (3) Number of shares of "AIN CFS HOLDINGS Co., Ltd." to be allotted
Hideo Sasaki (August 16, 1947)	April, 1972	Joined Taiyo Bank (currently Sumitomo Mitsui Banking Corporation)	(1) 0 share (2) 0 share (3) 0 share
	April, 1996	Branch Manager of Hachioji Branch of the above bank	
	April, 1998	Branch Manager of Hiratsuka Branch of the above bank	
	May, 2000	Seconded to K.K. HAC Kimisawa (currently the Company)	
	May, 2001	Joined the Company	
	February, 2002	Officer and General Manager of the Business Support Center of the Company	
	February, 2003	General Manager of the Financial Department of the Financial and Human Resources Headquarters of the Company	
	April, 2007	Officer and General Manager of the Financial Headquarters of the Company	
	May, 2007	Full-Time Corporate Auditor of the Company (to the present)	
Shohachi Oki (March 7, 1935)	April, 1967	Admitted to the bar	(1) 6,500 share (2) 0 shares (3) 1,950 shares
	February, 1979	Corporate Auditor of OKAMURA CORPORATION (to the present)	
	July, 2000	Chairman of the Yokohama City Council on Personal Information (to the present)	
	May, 2007	Corporate Auditor of the Company (to the present)	
Yasuaki Noda (January 6, 1943)	April, 1961	Joined THE SHIZUOKA BANK. LTD.	(1) 0 share (2) 0 share (3) 0 share
	June, 1993	Branch Manager of Atami Branch of the above bank	
	May, 1995	Director and Branch Manager of Numazu Branch of the above bank	
	June, 1997	General Manager of the Sales Department of the Headquarter of the above bank	
	June, 1999	Executive Managing Director and General Manager of the Central Area Company	
	June 2001	Representative Director and President of Shizuoka Mortgage Service K.K.	
	June, 2005	Representative Director and Chairman of the above company (to the present)	
	May, 2006	Corporate Auditor of the Company (to the present)	

Name (Date of birth)	Brief history, title, responsibility and representation of other legal entities, etc.		(1) Number of the Company's shares owned (2) Number of AIN PHARMACIEZ's shares owned (3) Number of shares of "AIN CFS HOLDINGS Co., Ltd." to be allotted
Toshio Hamanaka (June 7, 1952)	April, 1975	Joined Kanebo Pharmaceuticals K.K. (currently Kracie Pharmaceutical, Ltd.)	(1) 0 share (2) 0 share (3) 0 share
	December, 2003	Joined AIN PHARMACIEZ	
	December, 2004	General Manager of Hokkaido Branch of the Pharmaceutical Business Department of AIN PHARMACIEZ	
	April, 2005	Branch Manager of Kanto Branch of the Pharmaceutical Business Department of AIN PHARMACIEZ	
	April, 2006	Director of WHOLESALE STARS Co., Ltd. (to the present)	
	June, 2007	Executive Managing Director of the above company (to the present)	
Hideo Miyake (January 21, 1953)	October, 1976	Joined Price, Waterhouse & Co.	(1) 0 shares (2) 1,000 share (3) 1,250 shares
	September, 1980	Registered as a certified public accountant	
	July, 1994	Partner of Aoyama Audit Corporation (Partner of Price Waterhouse & Co.)	
	August, 1995	Joined Deloitte Touche Tohmatsu	
	April, 1996	Partner of the above entity	
	October 2007	Resigned from above company	
	November 2007	Chief Executive Officer of MANAGEMENT ENGINE.JAPAN CO.,LTD. (to the present)	

(Notes)

1. There is no special relationship of interest between each candidate, the Company and AIN PHARMACIEZ and CFS, and we do not expect any special relationship of interest with "AIN CFS HOLDINGS Co., Ltd."
2. Mr. Toshio Hamanaka is scheduled to resign from his position as Director of WHOLESALE STARS Co. Ltd. by the incorporation date of AIN CFS HOLDINGS Co., Ltd.
3. Mr. Shohachi Oki, Mr. Tasuaki Noda and Mr. Hideo Miyake are candidates for outside corporate auditor as defined in Article 2, Paragraph 3, Item 8 of the Enforcement Ordinance of the Companies Act.
4. Reasons for appointing the outside corporate auditor candidates
   (1) We request the appointment of Mr. Shohachi Oki as an outside corporate auditor because he has specialized knowledge and extensive experience as an attorney, which will be reflected in accurate advice and audits from a non-interested perspective.
   (2) We request the appointment of Mr. Yasuaki Noda as an outside corporate auditor because he has specialized knowledge and extensive experience acquired through his involvement in the management of a financial institution and its affiliated company, which will be reflected in accurate advice and audits from a non-interested perspective.
   (3) We request the appointment of Mr. Hideo Miyake as an outside corporate auditor because he has specialized knowledge in accounting and taxation as a certified public accountant and extensive experience gained through a wide range of business support consulting, which will be reflected in accurate advice and audits from a non-interested perspective.
5. In cases where candidates for outside corporate auditors have not been involved with

management of a company in ways other than being outside directors or outside corporate auditors, reasons for determining the candidates who have never been involved in management can properly perform their duties as outside corporate auditors
As to Mr. Shohachi Oki, we determined that he can properly perform his duties as an outside corporate auditor based on his knowledge of corporate legal practice and his track record of serving as outside corporate auditors for other companies.

9. Accounting auditor of the wholly-owning parent company to be established

The entity that will become the accounting auditor of "AIN CFS HOLDINGS Co., Ltd." is as follows.

Name	Ernst & Young ShinNihon		
Principle place of business	Hibiya Kokusai Building, 2-3, Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo		
Overview (as of September 30, 2007)	Certified public accountants		2,270
	Other audit specialists		1,631
	Other staff		1,070
	Total		4,971
	Number of audited companies		5,191
	Capital		JPY 2,146,000,000
	Number of offices	Domestic offices	33
		Liaison offices	4
		Overseas offices	25
History	April, 2000	Ota-Showa Audit Corporation (incorporated in October, 1988) and Century Audit Corporation (incorporated in January, 1989) merged and formed Ota-Showa-Century Audit Corporation.	
	July, 2001	Renamed to Ernst & Young ShinNihon	

10. Other matters relating to this proposal

This proposal shall become effective if it is approved by the Company and AIN PHARMACIEZ at the meetings of the shareholders in accordance with Article 10 of the Plan.

Further, in the event the Share Transfer becomes null and void pursuant to Articles 15 of the Plan (Effectiveness of this Plan) or Article 16 of the Plan (Change of Circumstances), or in the event that the Share Transfer is suspended or terminated, the resolution of the proposal shall lose its effect.

(Details of financial statements, etc. for the most recently ended business year of AIN PHARMACIEZ)

Business Report
(From May 1, 2006 to April 30, 2007)

1. Current state of the Group
   (1) Business for this business year
      (i) Progress and results of business

The Japanese economy during the consolidated fiscal year ended April 30, 2007 continued on an expansionary trend supported by strong corporate activities, showing signs of improvement in the household sector and employment conditions. Under such economic conditions, the AIN PHARMACIEZ Group (the "Group") pursued development of new prescription pharmacies, expansion of its business through M&A and development of urban drugstores, while also working to expand our profits through a wide variety of initiatives in response to the changing business environment.

In January 2007, we expanded the Group's business scale and strengthened its operational base in the Niigata area by making Daitiku Co., Ltd. (Niigata prefecture), which operates 18 prescription pharmacies, our wholly-owned subsidiary.

In the merchandising business, we sought to differentiate ourselves as a cosmetic specialty store through the opening of new stores and remodeling of existing stores, primarily under our urban drugstore brand "Ainz & Tulpe".

The medical services reforms in April 2007, which included an average 6.7% reduction in drug prices and a revision of the prescription fee point system, resulted in major negative impacts for the prescription pharmacies industry

In our prescription pharmacies business, we pursued the expansion of our business scale through active business development by each of our Group companies, and M&A and other measures. We also worked to secure our revenues by promoting automation and systemization of our prescription operations to prevent prescription malpractice and improve operating efficiency on a store-by-store basis.

During the consolidated fiscal year, we deployed in all stores a prescription malpractice prevention system which uses PDA (personal digital assistance) called the "PhAIN System", and further put to practical use and began installing primarily in large-scale stores a prescription reading system using OCR (optical character reader).

The link between these two systems and our existing prescription equipment improve both the accuracy and efficiency of our prescription operations at the same time, and we were able to achieve improved profitability along with securing safety.

In addition, Wholesale Stars Co., Ltd., incorporated by the Company as a wholly-owned subsidiary in April 2006 as the only Japanese pharmaceutical wholesaler handling the full range of generic drugs, has been steadily expanding its sales channels, as seen in its commencement of supply operations to other chains in the industry as well as to other Group companies.

In November 2006, we moved our head office to Tokyo and worked to prepare for further business expansion by strengthening our distribution structure and systems in light of assured future growth of the market for generic drugs.

During this consolidated fiscal year, Daitiku Co., Ltd. (Niigata prefecture) joined the Group in January 2007 (consolidated for only three months during this consolidated fiscal year), and the number of stores of the prescription pharmacies of the Group in operation became 247 as a result of the opening of 14 new stores and the closure of 3 stores.

In the merchandising business, we made efforts to differentiate ourselves from other drug store chains by developing stores highly specialized in cosmetics goods through the opening of new stores and remodeling of existing stores, primarily under our urban drugstore brand "Ainz & Tulpe".

"Ainz & Tulpe" stores are drugstores located in densely-populated areas of major urban cities, with floor space ranging from 100 *tsubo* (330.58 ㎡) to 200 *tsubo* (661.16 ㎡), and a high proportion of cosmetics products. We operate these stores which target fashion-conscious female customers by incorporating a wide range of products with a mixture of self-service and counseling areas and unique, bright, and spacious store designs.

To further develop this concept, we consolidated the majority of our business functions to Shinjuku-ku, Tokyo, including the buying and store development divisions, through our organizational restructuring in April 2006, and have been working to strengthen these functions by increasing the number of staff.

It has become possible for our buying division to assess the latest trends, and as a result of analyzing and utilizing customer buying trends among our more than 1.29 million "AINZ Point Club Card" holders and the comprehensive reconstruction of our merchandising functions, we have achieved improvements in gross margin ratios and in revenues at the existing store level.

During this consolidated fiscal year, we opened three stores in total: two stores under the "Ainz & Tulpe" brand name, namely the "Ainz & Tulpe Qualite Prix Shin-Sapporo Store" in the JR Shin-Sapporo Station Building in Sapporo and "Ainz & Tulpe Sendai Eki-mae Store" in Aoba-ku, Sendai, and one store under the "Ainz" brand name, namely the "Ainz Daiei Sakaemachi Store" in Higashi-ku, Sapporo.

Meanwhile, with the closure of three underperforming stores, the total number of directly-operated stores became 30. The total number of stores for the Group, including 13 stores of our consolidated subsidiary AIN TOKAI Inc., amounted to 43.

As a result of the above, we recorded ¥81,307 million in current sales (6.6% increase from the previous fiscal year) and ¥2,833 million in current income (5.9% decrease from the previous fiscal year) for this consolidated fiscal year. Net income amounted to ¥1,010 million (16.9% decrease from the previous fiscal year) with the effect of loss due to impairment and corporation tax, residential tax, and enterprise tax, etc. for the previous fiscal year.

The business results of the Company on a non-consolidated basis were ¥51,262 million in current sales (0.3% increase from the previous fiscal year), ¥1,422 million in current income (27.4% decrease from the previous fiscal year), and ¥544 million in net income (41.0% decrease from the previous fiscal year).

(ii) Capital investment

In this consolidated fiscal year, capital investment totaled ¥1,620 million, consisting primarily of the following items:

(a) Tangible fixed assets (including store facilities):
¥1,275 million

(b) Security deposits (*shikikin*) and guarantee deposits (*hoshokin*):
¥345 million

(iii) Financing

The principal financing during this consolidated fiscal year was a ¥5,500 million loan from Hokkaido Bank Ltd. and four other banks in January 2007 as funding for the acquisition of shares of Daitiku Co., Ltd.

(iv) Assignment of business, absorption-type company split and incorporation-type company split

Not applicable.

(v) Assumption of business of other companies

Not applicable.

(vi) Assumption of rights and obligations relating to the business of other companies by way of absorption-type merger or absorption-type company

split
Not applicable.

(vii) Acquisition or disposal of shares, other equity interest or share options (*shinkabu yoyaku-ken*) of other companies
To expand and strengthen the business basis of the prescription business, the Company acquired all shares of Daitiku Co., Ltd. (Niigata prefecture) on January 31, 2007, making it a wholly-owned subsidiary.

(2) Assets and profits and losses for the three most recent business years

	35th term (Fiscal year ended April 2004)	36th term (Fiscal year ended April 2005)	37th term (Fiscal year ended April 2006)	38th term (This consolidated fiscal year) (Fiscal year ended April 2007)
Current sales (millions of yen)	45,227	57,091	76,303	81,307
Current income (millions of yen)	1,949	3,080	3,012	2,833
Net income (millions of yen)	855	930	1,215	1,010
Net income per share (yen)	74.72	79.92	104.53	89.34
Gross assets (millions of yen)	25,131	38,887	41,669	49,849
Net assets (millions of yen)	8,019	9,095	10,352	11,326

Note: We have applied from the 38th term the "Accounting Standards relating to Indication of Net Assets in Balance Sheets" (Corporate Accounting Standards No. 5, December 9, 2005) and the "Guidelines for the Application of Accounting Standards, etc. relating to Indication of Net Assets in Balance Sheets" (Guidelines for the Application of Corporate Accounting Standards No. 8, December 9, 2005).

(3) Significant parent companies and subsidiaries
(i) Relationship with parent company
Not applicable.

(ii) Significant subsidiaries

Corporate Name	Capital	Company's Voting Rights Ratio	Major Line of Business
	(thousands of yen)	(%)	
AIN MEDICAL SYSTEMS Inc.	507,425	74.9 (0.0)	Operation of prescription pharmacies
AIN TOKAI Inc.	20,750	100.0	Operation of prescription pharmacies and other pharmacies

Rejoice Inc.	230,000	87.0	Operation of prescription pharmacies
Rejoice Pharmacy Inc.	400,000	100.0	Operation of prescription pharmacies
Dam Pharma Inc.	10,000	100.0	Operation of prescription pharmacies
MEDICAL HEARTLAND Co., Ltd	10,000	100.0	Operation of prescription pharmacies
Daitiku Co., Ltd.	22,000	100.0	Operation of prescription pharmacies
MIYAKO AIN Inc.	10,000	100.0	Operation of prescription pharmacies
AIN AID Inc.	10,000	100.0	Operation of pharmacies
NICE AIN Inc.	10,000	0.0 (100.0)	Operation of pharmacies
Wholesale Stars Co., Ltd.	50,000	100.0	Sales of pharmaceutical products
AIN STAFF Co.,Ltd.	80,000	100.0	Staff dispatching and placement
Mediwel Corp.	198,500	80.6 (10.1)	Medical consulting

Note:

1. The Company's voting rights ratio indicates the ratio of voting rights directly owned by the Company, and the ratio of voting rights owned indirectly is written separately within ( ).
2. Dam Pharma Inc. and MEDICAL HEARTLAND Co., Ltd. merged after the account closing date for both companies on April 1, 2007 and became MEDICAL HEARTLAND Co., Ltd. (Capital: JPY 20 million).

(4) Issues to be addressed

The basic strategy for our pharmaceutical business is to pursue development which aims at dominance by making maximum use of economies of scale and to expand our business scale and revenues by promoting the installation of cutting-edge prescription equipment and systems.

Because opening of new stores in addition to M&A will be essential in implementing these strategies, we strengthened and reallocated the personnel of our sales division in the reorganization carried out in April of 2007, and will work to achieve an increase in the number of stores opened annually by strengthening our marketing capabilities in respect of developed properties nationwide.

In addition, the prescription reading system we have begun to install primarily in our large-scale stores during this consolidated fiscal year will automate the entry of prescriptions, and will lead to drastic improvements in safety of our patients and operational efficiency.

This system is currently being installed in one store after another. In addition, we are working to achieve both improved safety and efficiency in the operation of our pharmacies by undertaking the development and practical application of various other prescription equipment and systems.

We are currently promoting the development of the merchandising business primarily in the urban-type drugstore "Ainz & Tulpe", and such stores require locations in central parts of urban cities with areas of around 100 *tsubo* (330.58 sq. meters) to 200 *tsubo* (661.16 sq. meters).

Since properties meeting these conditions are limited, it is difficult for us to rapidly expand this line of stores. Accordingly, we are standardizing the "Tulpe" brand which specializes in cosmetics along the lines of the cosmetics section of "Ainz & Tulpe", and will open stores under this new store brand in properties ranging from 50 *tsubo* (165.29 sq. meters) to 80 *tsubo* (264.46 sq. meters).

The development of the specialized cosmetic store line "Tulpe" in addition to the urban-type drugstore "Ainz & Tulpe" will expand our options for property development, and is intended to accelerate the opening of new stores.

At the same time, we will aim to strengthen our sales capabilities and enhance our revenue by working to set up counseling booths and improve our new marketing division to increase our specialization in respect of cosmetics products.

Finally, the Group will work together to meet the expectations of our shareholders, and we would highly appreciate your continued support and cooperation.

(5) Major line of business (as of April 30, 2007)

(i) Pharmaceutical business sector

Insurance pharmacy business which fills prescriptions for patients having prescriptions issued from medical institutions.

(ii) Merchandising business sector
Drugstore business which sells pharmaceutical products, cosmetic items, household groceries, etc. to general consumers.

(6) Major offices (as of April 30, 2007)

(i) Company

(a) Head office: 1-2-1 Higashinaebo 5 jo, Higashi-ku, Sapporo-shi

(b) Branches/branch offices, etc.:
Kita-nihon branch, Kanto branch, Nishi-nihon branch, Hokkaido branch office, Tohoku branch office, Osaka branch office, Hokuriku business office, Fukuoka business office, Tokyo office.

(c) Insurance prescription pharmacies:
149 stores (in addition, 4 stores which are not in business and 2 stores which are franchisees)

Note:

1. Stores opened during this term
The following 10 stores: Kitami Miyama store (Kitami-shi, Hokkaido), Hakodate Minato store, Hakodate Chu-o Store (Hakodate-shi, Hokkaido), Shin-Hidaka store (Shin-Hidaka-cho, Hidaka-gun, Hokkaido), Higashi-Sendai store (Miyagino-ku, Sendai-shi), Inawashiro store (Inawashiro-machi, Yama-gun, Fukushima-ken), Kawachi store (Utsunomiya-shi, Tochigi-ken), Hitachinaka store (Hitachinaka-shi, Ibaraki-ken), Koibuchi store (Kasama-shi, Ibaraki-ken), and Shikoku-Chuo store (Shikoku-Chuo-shi, Ehime-ken).
2. Stores closed during this term
1 store: Funabashi Futago store (Funabashi-shi, Chiba-ken).

(d) Drugstores: 30 stores

Note:

1. Stores opened during this term
The following 3 stores: Shinsapporo Qualiteprix store (Atsubetsu-ku, Sapporo-shi), Daiei Sakae-cho store (Higashi-ku, Sapporo-shi), and Sendai Ekimae store (Aoba-ku, Sendai-shi).
2. Stores closed during this term
The following 3 stores: Chitose Sumiyoshi store (Chitose-shi, Hokkaido), Mei-eki store (Nakamura-ku, Nagoya-shi), and Shinsaibashi store (Chuo-ku, Osaka-shi).

(ii) Offices of major subsidiaries

Corporate name	Location
AIN MEDICAL SYSTEMS Inc.	Shinjuku-ku, Tokyo
AIN TOKAI Inc.	Higashi-ku, Nagoya-shi
Rejoice inc.	Shinjuku-ku, Tokyo
Rejoice Pharmacy inc.	Chukyo-ku, Kyoto-shi

MEDICAL HEARTLAND Co., Ltd.	Yamagata-shi, Yamagata
Daitiku Co., Ltd.	Niigata-shi, Niigata
MIYAKO AIN Inc.	Miyako-shi, Iwate
AIN AID Inc.	Higashi-ku, Sapporo-shi
NICE AIN Inc.	Higashi-ku, Nagoya-shi
Wholesale Stars Co., Ltd.	Shinjuku-ku, Tokyo
AIN STAFF Co., Ltd.	Chuo-ku, Sapporo-shi
Mediwel Corp.	Chuo-ku, Sapporo-shi

(7) Employees (as of April 30, 2007)

(i) Employees of the Group

Number of employees	Increase/decrease from the previous consolidated fiscal year end
1947 (987)	263 (-55)

Note:

1. The number of employees indicates the number of employees working, and the average number per annum of part-time workers and temporary employees are separately indicated within ( ).
2. The number of employees has increased significantly compared to the previous consolidated fiscal year end. This is primarily due to the fact 207 (35) employees of Daitiku Co., Ltd., which newly became a consolidated subsidiary, were included.

(ii) Employees of the Company

Number of employees	Increase/decrease from previous business year end	Average age	Average years of service
1,057 (656)	40 (45)	30.3	4.4 years

Note: The number of employees indicates the number of employees working, and the average number per annum of part time workers and temporary employees are indicated separately within ( ).

(8) Major lenders (as of April 30, 2007)

Lender	Borrowed amount
The Hokkaido Bank, Ltd.	6,001 million yen

(9) Other important matters relating to the current status of the Group

Not applicable.

2. Current status of the Company

(1) Shares (as of April 30, 2007)

(i) Number of authorized shares: 44,000,000 shares

(ii) Total number of shares issued: 11,322,456 shares

(iii) Number of shareholders: 2,187 shareholders

(iv) Shareholders holding one tenth or more of the total number of shares issued:

Shareholder	Investment in the Company	
	Number of shares held	Investment ratio
Kiichi Otani	1,894,000	16.73%
Marubeni Corporation	1,490,000	13.16%
Yoshiaki Imagawa	1,240,000	10.96%

Note: The investment ratio is calculated after deducting the Company's treasury shares (2,456 shares).

(2) Share options (*shinkabu yoyaku-ken*)

(i) Share options issued in consideration for execution of duties and held by the directors and corporate auditors of the Company (as of April 30, 2007)

(a) Subscription rights granted in accordance with Article 280-19 of the Commercial Code

Date of resolution for issuance		July 28, 2000	June 28, 2002
Number of share options		-	-
Type and number of shares subject to share option		75,600 shares of Common stock	58,000 shares of Common stock
Issuance price of share options		None	None
Amount to be paid upon exercise of share option		JPY 1,381	JPY 1,473
Exercise period of share options		From August 1, 2002 to July 31, 2007	From August 1, 2003 to July 31, 2008
Conditions to exercise share options		(See note)	(See note)
Holdings by directors and corporate auditors	Directors (excluding outside directors)	Number of holders: 6 Number of subject shares: 55,600 shares	Number of holders: 1 Number of subject shares: 1,000 shares
	Outside directors	-	-
	Corporate auditors	-	-

Note: The holder of the share purchase warrant must be a director, a corporate auditor or an employee of the Company or its affiliate at the time of exercise.

(b) Share options granted in accordance with Articles 280-20 and 280-21 of the Commercial Code

Date of resolution for issuance	September 27, 2002
Number of share options	1,510 units
Type and number of shares subject to share option	151,000 shares of Common stock (100 shares per share option)
Issuance price of share options	None
Amount to be paid upon exercise of share option	JPY 136,000
Exercise period of share options	From August 1, 2004 to July 31, 2009
Conditions to exercise share options	(See note)

Holdings by directors and corporate auditors	Directors (excluding outside directors)	Number of holders: 6 Number of share options: 530 Number of subject shares: 53,000 shares
	Outside directors	-
	Corporate auditors	Number of holders: 1 Number of share options: 30 units Number of subject shares: 3,000 shares

Note: The holder of the share option must be a director, a corporate auditor or an employee of the Company or its affiliate at the time of exercise.

(ii) Share options issued in consideration for executive duties during this business year

Not applicable.

(iii) Other share options

Not applicable.

(3) Directors and corporate auditors

(i) Directors and corporate auditors (as of April 30, 2007)

Position	Name	Position and representative of other entities, etc.
Representative Director and Chairman	Yoshiaki Imagawa	
Representative Director and President	Kiichi Ohtani	
Representative Director and Executive Vice President	Tadashi Nagumo	
Executive Director	Hiromi Kato	Representative Director and President of Daitiku Co., Ltd.
Executive Director	Junichi Kawai	Manager of Administrative Headquarters
Executive Managing Director	Masakazu Shutoh	Manager of Pharmaceutical Department and Head of the Kita-nihon branch
Executive Managing Director	Toshihide Mizushima	Manager of Merchandising Department and Manager of Products
Director	Michio Suzaki	
Director	Yasushi Hirata	Head of Internal Audit Office
Director	Hiroshi Mikami	Vice Manager of Pharmaceutical Department and General Operation Manager
Director	Yuuko Doi	Manager of Training Division of Pharmaceutical Department
Director	Joji Sato	
Director	Masaru Mizuno	Representative Commissioner of DIRECT FORCE
Full-time Corporate Auditor	Kazutoshi	

	Takahashi	
Corporate Auditor	Kosei Isu	Chairman of Wakkanai Shinkin Bank
Corporate Auditor	Yuya Ishibashi	

Note:

1. Directors Joji Sato and Masaru Mizuno are outside directors.
2. Corporate auditors Kosei Isu and Yuya Ishibashi are outside corporate auditors.
3. Status of material concurrent offices held by the directors and corporate auditors with regard to this business year are as follows.
   - Representative director Kiichi Ohtani also serves as director and chairman of AIN MEDICAL SYSTEMS Inc.
   - Executive director Mr. Junichi Kawai also serves as corporate auditor of AIN MEDICAL SYSTEMS Inc.
4. Full-time corporate auditor Kazutoshi Takahashi has held key positions in our Administrative Headquarters since his assumption of office as Manager of Administrative Department in May 1984 until July 2000, and has been engaged in account closing procedures as well as preparation of financial statements for over 20 years and has a substantial degree of knowledge relating to finance and accounting matters.

(ii) Changes in directors and corporate auditors during this business year

Assumed office

Date: July 28, 2006

Director: Yuuko Doi

Resigned

Date: March 12, 2006

Corporate auditor Jun Kase

Resignation due to death.

Date: April 21, 2007

Managing Director Masahiro Kuribayashi

Resignation due to his assuming office as representative director and chairman of AIN MEDICAL SYSTEMS Inc.

Director Koji Uno

Resignation due to his assuming office as corporate auditor of AIN MEDICAL SYSTEMS Inc.

(iii) Total amount of remuneration, etc., paid to directors and corporate auditors

Position	Numbers of persons paid	Amount paid
Directors (outside directors)	15 (2)	151 million yen (8)
Corporate auditors (outside corporate auditors)	4 (3)	12 (5)
Total	19	164

Note:

1. The amounts paid to directors, who also serve as employees, do not include the portion of their salaries remunerated to them for their service as employees.
2. The limit for remuneration of directors was resolved to be JPY 200 million per annum (excluding salaries as employees) at the 33rd annual shareholders meeting held on July 30, 2002.
3. The limit of the remuneration for corporate auditors was resolved to be JPY 30 million per annum at the 22nd annual shareholders meeting held on July 30, 1991.
4. In addition to the foregoing items, the following payments were made.
   Bonuses based on the resolution of the 37th annual shareholders meeting held on July 28, 2006.
   To 14 Directors: JPY 32 million (including JPY 1 million to 2 outside directors)
   To 4 Directors: JPY 2 million (including JPY 1 million to 3 outside corporate auditors)

(iv) Matters relating to outside directors and corporate auditors

(a) Offices held in other companies (cases in which the outside directors or corporate auditors are in executive positions in other companies) and the relationship between the Company and such other companies

- Director Masaru Mizuno also serves as the representative commissioner of DIRECT FORCE. The Company has no special relationship with DIRECT FORCE.
- Corporate auditor Kosei Isu also serves as the chairman of Wakkanai Shinkin Bank. The Company has no special relationship with Wakkanai Shinkin Bank.

(b) Offices held as outside directors or corporate auditors of other Companies

- Director Masaru Mizuno is the outside director of CALONAL K.K. and the outside corporate auditor of JOINT CORPORATION Co., Ltd.

(c) Major activities during this business year:

Position	Name	Major activities
Director	Joji Sato	He has attended all 19 board of directors meetings held during this business year and has made appropriate statements during deliberations of the agenda, etc. from various perspectives. In addition to attending the board of directors' meetings, he has reported to work regularly and has given advice and suggestions with regard to business affairs, etc.
Director	Masaru Mizuno	He has attended all 19 board of directors meetings held during this business year and has made appropriate statements during deliberations of the agenda, etc. from various perspectives.

Corporate Auditor	Jun Kase	Of the 19 board of directors' meetings and 12 board of corporate auditors meetings held this during this business year, he has attended all meetings held during his term of office (16 board of directors meetings and 10 corporate auditors meetings). He has made all necessary statements as a corporate auditor at the board of directors meetings and the board of corporate auditors meetings.
Corporate Auditor	Kosei Isu	He has attended all 19 board of directors meetings and 12 board of corporate auditors meetings held during this business year and has made all necessary statements at the board of directors meetings and the board of corporate auditors meetings.
Corporate Auditor	Yuya Ishibashi	He has attended all 19 board of directors meetings and 12 board of corporate auditors meetings held during this business year and has made all necessary statements at the board of directors meetings and the board of corporate auditors meetings.

(4) Accounting auditors

(i) Name Ernst & Young ShinNihon Auditing Corporation

(ii) Amount of fees, etc.

	Amount of payment
Amount of fees, etc. for the accounting auditor for this business year	JPY 19,000,000
Total amount of monetary and other property benefits to be paid to the accounting auditor by the Company and its subsidiaries	JPY 22,000,000

Note:

1 Audit Corporation Deloitte Touche Tohmatsu is the accounting auditor for AIN MEDICAL SYSTEMS, Inc., the Company's listed subsidiary.

2 The auditing agreement between the Company and the accounting auditor does not distinguish between the amount of auditing fees for audits under the Companies Act and audits under the Securities and Exchange Law, and as they cannot be differentiated as a practical matter, the total amount of fees, etc. for this business year indicates the total of both audit fees

(iii) Details of non-auditing services

In relation to making Daitiku Co., Ltd. our subsidiary in January 2007, we retained Ernst & Young ShinNihon Auditing Corporation to investigate the financial status of such company.

(iv) Policies on decisions to terminate or not reappoint accounting auditors

When the board of corporate auditors determines that the any of the termination causes set forth in Article 340, Paragraph1 of the Companies Act is applicable.

(5) Systems to ensure appropriate business operations

The following is a summary of the Company's decisions with regard to the systems for ensuring that the execution of duties by directors and employees is in compliance with the laws and regulations and the Articles of Incorporation and other systems for ensuring appropriate business operations.

(i) System to ensure that the execution of duties by directors and employees is in compliance with the laws and regulations and the Articles of Incorporation

- The Company has established a compliance committee to ensure that the execution of duties is in compliance with the laws and regulations, Articles of Incorporation, and internal regulations of the Company, and to improve the Group's compliance.
- The compliance committee has set up a contact point for prevention and early detection and correction of compliance violations.
- The internal auditing office and the board of corporate auditors have a system to conduct field investigation of the status of compliance with the laws and regulations, the Articles of Incorporation and internal rules.

(ii) System concerning storage and management of information related to the directors' execution of their duties

- The Company has a system whereby information related to the directors' execution of their duties are appropriately stored and managed in accordance with the document handling regulations.

(iii) Regulations and other systems regarding risk management of loss

- With respect to regulations regarding risk management of loss, the Company has formulated a system pursuant to the risk management regulations whereby risks are managed by the department in charge in accordance with the risk category.
- The Company has a system for emergencies whereby emergency headquarters headed by the President and Vice President will be convened in accordance with the "Emergency communications system and project system" to respond to and handle the emergency appropriately.

(iv) System to ensure directors execute their duties efficiently

- With respect to the execution of duties, the Company has a system whereby the directors assume responsibility and perform duties which fall within their scope of duties as defined by the division of duties regulations, and the internal auditing office and the board of corporate auditors inspect the status of their operations.

(v) System to ensure the appropriateness of business operations of the Group composed of the Company and its parent and subsidiary companies

- With respect to the business of affiliates, the Company has a system whereby the Company appropriately collects and manages information pursuant to the affiliated companies' management regulations, and the internal auditing office and the board of corporate auditors inspect the status of their operations.

(vi) Matters concerning cases in which corporate auditors request the retention of employees to assist with their duties

- If corporate auditors request the retention of employees to assist them, the General Affairs Department, which acts as the secretariat for the board of corporate auditors, will be in charge of such matters and will appoint appropriate employees depending on the assistance needed.

(vii) Matters concerning the independence from the directors of employees referred to in the preceding paragraph

- In order to ensure the independence from the directors of the employees referred to in the preceding paragraph, in the event that personnel relocation or job evaluation is to be carried out in respect of such employees, corporate auditors will be notified beforehand and requested to provide their opinion.

(viii) System for reporting by directors and employees to the corporate auditors and system for other reporting to corporate auditors

- Directors are to report to the corporate auditor any matters concerning facts found in the course of their duties which may cause material disadvantage to the Company.
- The internal auditing office periodically reports to the corporate auditor regarding its execution of duties.
- If deemed necessary for the execution of duties, corporate auditors may request reporting by corporate auditors or employees.

(ix) Other systems to ensure the effectiveness of audits by the corporate auditors

- The corporate auditors will request assistance from outside professionals such as lawyers and certified public accountants if they deem it necessary to execute their duties.

(6) Basic policies concerning control of the Company

The Company recognizes that in the event of a tender offer with the intent to acquire a substantial portion of our shares (or an offer to buy out), it will be necessary for the Company to carefully consider and determine how such a tender offer (or offer to buy out) will affect the Company's corporate value and the common interest of our shareholders in light of the acquirer's business, its business plan, its past investment behaviors, etc.

At present, there is no specific threat of a tender offer for a substantial portion of our shares, and the Company has not adopted specific measures in preparation for the emergence of such an acquirer (so-called "takeover defense measures").

However, we will keep a watchful eye on the trading of our shares and changes in our shareholders, and will continue to consider the adoption of takeover-defense measures as one of the important management issues, taking into account the trends in legal systems, legal views and public perception.

Non-consolidated Balance Sheets

(As of April 30, 2007)

(Unit: Thousands of yen)

Assets

Item	Amount
Current assets	**11,537,297**
Cash and deposits	2,012,128
Accounts receivable	2,973,095
Merchandise	3,591,402
Supplies	50,275
Prepaid expenses	259,654
Deferred tax	181,384
Short-term loans	25,000
Other accounts receivable	2,426,502
Other current assets	19,855
Allowance for doubtful accounts	(2,000)
Fixed assets	**26,735,833**
Tangible fixed assets	**5,827,877**
Buildings	2,877,063
Structures	119,594
Tools/Fixtures/Fittings	380,318
Equipment vehicles	851
Land	2,122,035
Construction in progress	328,014
Intangible fixed assets	**431,797**
Leaseholds	112,878
Goodwill	227,396
Trademark rights	506
Telephone subscription rights	30,225
Software	60,790
Investments and other	**20,476,159**
assets	1,796,427
Investment securities	13,792,178
Affiliates' shares	27,600
Long-term loans	
Long-term prepaid	190,042
expenses	519,716
Deferred income taxes	4,223,858
Deposits and guarantees	19,437
Insurance reserve	
Other investments and	149,898
other assets	
Allowance for	(243,000)
doubtful accounts	
Total assets	**38,273,130**

Liabilities

Item	Amount
Current liabilities	**22,433,945**
Accounts payable	8,366,231
Short-term borrowings	8,750,000
Long-term borrowings to be repaid within one year	1,644,981
Other accounts payable	499,982
Accrued corporate taxes	242,000
Accrued expenses	206,879
Advances received	22,976
Deposits received	2,320,894
Allowance for bonuses to employees	350,000
Allowance for bonuses to directors	30,000
Long-term liabilities	**5,817,903**
Long-term borrowings	5,198,015
Deposits and guarantees received	339,585
Allowance for retirement benefits	280,302
Total liabilities	**28,251,849**

Net Assets

Item	Amount
Shareholders' equity	**10,032,516**
Capital	**3,395,642**
Capital surplus	**3,515,248**
Capital reserve	2,515,248
Other capital surplus	1,000,000
Retained earnings	**3,125,061**
Other retained earnings	3,125,061
Special reserve	1,000,000
Retained earnings carried forward	2,125,061
Treasury stock	**(3,435)**
Valuation and conversion adjustments	**(11,235)**
Unrealized loss on securities	**(11,235)**
Total net assets	**10,021,281**
Total liabilities and net assets	**38,273,130**

Non-consolidated Statements of Income
(From May 1, 2006 to April 30, 2007)

(Unit: Thousands of yen)

Item	Amount
Net sales	**51,262,075**
Cost of sales	**44,265,343**
Gross profit	**6,996,732**
Selling, general and administrative expenses	5,571,676
Operating income	**1,425,055**
Non-operating income	**239,963**
Non-operating expenses	**242,525**
Current income	**1,422,493**
Extraordinary income	**406,735**
Gain on sale of investment securities	367,567
Other	39,168
Extraordinary loss	**412,469**
Loss on disposal of fixed assets	174,445
Asset impairment losses	116,135
Other	121,887
Net income before taxes	**1,416,759**
Corporate, resident and enterprise taxes	535,922
Prior year corporate, resident and enterprise taxes	127,045
Corporate taxes, etc. adjustments	208,854
Net income	**544,937**

Statement of Changes in Shareholders' Equity

(From May 1, 2006 to April 30, 2007)

(Unit: Thousands of yen)

	Shareholders' equity								
	Capital	Capital surplus			Retained earnings			Treasury stock	Total Shareholders' equity
		Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total retained earnings		
					Special reserve	Retained earnings carried forward			
Balances as of April 30, 2006	3,384,571	2,504,186	1,000,000	3,504,186	800,000	2,017,595	2,817,595	(3,435)	9,702,917
Changes in the business year									
Issue of new shares	11,071	11,062		11,062					22,133
Accumulation of special reserve					200,000	(200,000)	-		-
Distribution of surplus						(203,472)	(203,472)		(203,472)
Bonuses to directors by appropriation of profit						(34,000)	(34,000)		(34,000)
Net income						544,937	544,937		544,937
Net change in non-shareholders' equity items for the business year									-
Total change for the business year	11,071	11,062	-	11,602	200,000	107,465	307,465	-	329,598
Balances as of April 30, 2007	3,395,642	2,515,248	1,000,000	3,515,248	1,000,000	2,125,061	3,125,061	(3,435)	10.032.516

	Valuation and conversion adjustments		Total net assets
	Unrealized gain (loss) on securities	Total valuation and conversion adjustments	
Balances as of April 30, 2006	324,457	324,457	10,027,375
Changes in the business year			
Issue of new shares			22,133
Accumulation of special reserve			-
Distribution of surplus			(203,472)
Bonuses to directors by appropriation of profit			(34,000)
Net income			544,937
Net change in non-shareholders' equity items for the business year	(335,692)	(335,692)	(335,692)
Total change for the business year	(335,692)	(335,692)	(6,093)
Balances as of April 30, 2007	(11,235)	(11,235)	10,021,281

Individual Notes

1. Significant accounting policies

(1) Standards and methods of valuation for assets

(i) Affiliates' shares: Moving average cost method

(ii) Other securities:

- Securities with market value:

  Market value method is applied based on the market price quoted at the end of the business year (net unrealized gains or losses are declared in full in the shareholders' equity section, and costs are calculated by using the moving average method).

- Securities without market value:

  Moving average cost method is applied.

(iii) Standards and methods of valuation for inventories:

- Merchandise: Cost percentage method
- Prescription drugs: Periodic average method
- Supplies: Last purchase price method

(2) Methods for depreciating fixed assets

Tangible fixed assets: Declining-balance method (buildings acquired on or after April 1, 1998 (excluding ancillary facilities) are depreciated by the straight-line method.)

(i) Intangible fixed assets: Straight-line method (Software used by the Company is depreciated by the straight-line method based on the period which it can be used within the Company (five years))

(ii) Long-term prepaid expenses: Straight-line method

(3) Standards for recognition of allowances

(i) Allowance for doubtful accounts: In order to cover possible losses incurred by bad debts, the estimated amount of uncollectible account is stated in consideration of the historical ratio of bad debts with respect to general accounts and specific collectibility with respect to specific accounts with concerns of being uncollectible.

(ii) Allowance for bonuses to employees: In preparation for bonuses to be paid to employees, an allowance is provided for the amount to be borne by the Company in this business year out of the estimated amount to be paid.

(iii) Allowance for bonuses to directors: In preparation for expenses of bonuses to directors, an allowance is provided based on the estimated amount to be paid in this business year.

(iv) Allowance for retirement benefits: In preparation for employees' retirement benefits, amount of accrual is stated on the basis of the projected retirement benefit obligations and pension assets for the end of this business year. Actuarial differences are stated as expenses in the business year subsequent to the year of accrual, using the fixed rate method based on a certain number of years (6 years) not exceeding the average remaining term of employment of the employees at the time of accrual.

(4) Accounting treatment of lease transactions
Financial lease transactions are accounted for based on accounting principles for normal lease transactions, excluding those in which the ownership of leased property is deemed to transfer to the lessee.

(5) Other matters forming the basis of the preparation of financial statements
Accounting treatment of consumption tax, etc.:
Tax exclusion method is used and consumption taxes, etc. not qualifying for deductions are treated as expenses for this business year. However, consumption taxes, etc. related to fixed assets which do not qualify for deductions are recorded as long-term prepaid expenses and evenly depreciated.

(6) From this business year, the financial statements are prepared in accordance with the Corporate Accounting Rules (February 7, 2006, Ministry of Justice Ordinance No. 13).

(7) Changes in accounting policies
(Accounting standards regarding the indication of Net Assets on the balance sheet)

We have applied the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board of Japan, December 9, 2005, Accounting Standard-ASBJ Statement No.5) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet." (Accounting Standards Board of Japan, December 9, 2005, Implementation Guidance-ASBJ Guidance No. 8) beginning this business year.

The amount corresponding to the total of the former capital section is JPY 10,021,281,000.

The net assets section of the balance sheet for this business year has been prepared in accordance with the Corporate Accounting Rules (February 7, 2006, Ministry of Justice Ordinance No.13).

(Allowance for bonuses to directors)

We have applied the "Accounting Standard for Directors' Bonus Accounting Standard-ASBJ Statement No.4, November 29, 2005) beginning this business year.

As a result, operating income, current income, and net income before tax decreased by JPY 30,000,000, respectively.

(Inventory)

From this business year, with respect to prescription drugs, valuation standards and valuation methods were changed from the cost percentage method to the periodic average method.

This change was made for the purpose of improving the periodic accounting of profits and losses upon each update of the system.

As a result, operating income, current income, and net income before tax decreased by JPY 8,350,000, respectively.

2. Notes for balance sheets

(1) Assets pledged as collateral

	Thousands of yen
Buildings	262,573
Land	265,273
Investment securities	5,850
Total	533,697

(2) Liabilities related to the above assets

	Thousands of yen
Short-term borrowings	2,700,000
Long-term borrowings (Note)	1,149,200
Accounts payable	7,194
Total	3,856,394

Note: Includes long-term borrowings to be repaid within one year.

(3) Accumulated amount of depreciation of tangible fixed assets

Thousands of yen

2,551,141

(4) Contingent liabilities

The Company guarantees the borrowings of its subsidiaries from financial institutions.

	Thousands of yen
AIN AID Inc.	127,665
MIYAKO AIN Inc.	42,500
Total	170,165

(5) Payables to receivables from affiliated companies

	Thousands of yen
(i) Short-term receivables	11,404
(ii) Short-term payables	30,126
(iii) Long-term payables	15,579

3. Notes for statement of income

Transaction volume with affiliated companies

	Thousands of yen
(i) Net sales	99,689
(ii) Cost of sales	322,794
(iii) Selling, general and administrative expenses	124,362
(iv) Transaction volume other than business transactions	
Dividends received	58,996

4. Notes for statement of changes in shareholders' equity

Number of treasury stocks

Class of shares	Number of shares at the end of the previous business year	Number of shares increased during this business year	Number of shares decreased during this business year	Number of shares at the end of this business year
Common stock	2,456	-	-	2,456

5. Notes for tax effect accounting

Breakdown of deferred tax assets and deferred tax liabilities by primary reasons of accrual

(Deferred tax assets)

	Thousands of yen
Denial of land valuation loss	216,393
Excess in allowance for bonuses to employees	141,400
Excess in allowance for doubtful accounts	90,227
Excess in allowance for retirement benefits	113,242
Unrealized gains or losses on other securities	7,615
Other	159,867
Deferred tax assets subtotal	728,746
Valuation allowances	27,646
Total deferred tax assets	701,100

6. Notes for leased fixed assets

(1) Leased asset acquisition price equivalents, accumulated depreciation equivalents, accumulated impairment loss equivalents as of the last day of this business year and balance equivalents at the end of the period

Unit: Thousands of yen

	Acquisition price equivalents	Accumulated depreciation equivalents	Accumulated impairment loss equivalents	Balance equivalents at the end of the period

Tools, fixtures and fittings	1,475,026	768,623	22,002	684,400
Software	312,649	145,242	-	167,406
Total	1,787,675	913,865	22,002	851,806

(2) Outstanding lease commitment equivalents and outstanding lease commitment balance equivalents as of the last day of this business year

	Thousands of yen
Within one year	328,731
More than one year	560,407
Total	889,139
Balance of leased assets impairment loss account	22,945

(3) Lease payments made, amount reversed from leased assets impairment loss account, depreciation equivalents, paid interest equivalents and loss on impairment

	Thousands of yen
Lease payments	394,918
Amount reversed from leased assets impairment loss	3,590
Depreciation equivalents	370,158
Paid interest equivalents	22,008
Loss on impairment	17,526

(4) Method of calculating depreciation equivalents
Straight-line method by assuming the lease period to be the duration period and residual value to be zero.

(5) Calculation method of interest equivalents
Interest equivalents are calculated assuming the difference between the total lease charge and acquisition price equivalents of the leased property to be the interest equivalents, and allocation to each business year is based on the interest method.

7. Notes for transactions with related parties

(1) Parent company and major corporate shareholders, etc.
Not applicable.
(2) Directors and corporate auditors and major individual shareholders, etc.
Not applicable.
(3) Subsidiaries, etc.
Not applicable.

8. Notes concerning per share information

(1) Shareholders' equity per share 885.27 yen
(2) Net income per share 48.18 yen

9. Notes regarding significant events after the end of the business year
(Acquisition of shares of Asahi-Chozai Co., Ltd.)
On May 31, 2007, the Company resolved at the board of directors meeting to acquire all shares of Asahi-Chozai Co., Ltd. from its sole shareholder, executed the Share Transfer Agreement on the same date and acquired all shares on June 15, making it a subsidiary of the Company.

(1) Purpose of the acquisition
The Group operates a nationwide chain of prescription pharmacies, and the eight companies of the Group (including the Company) are making efforts to expand the business through aggressive business development and M&A. The environment surrounding the prescription pharmacies business is very severe due to the phased implementation of medical systems revisions to control healthcare costs, such as revisions to pharmaceutical prices and prescription fee structures.
The Group's basic business policy is to promote efficiency of operations by systemizing prescription operations and expanding the business through maximization of economies of scale through mass development of stores.
Asahi-Chozai Co., Ltd. (Saitama-shi, Saitama) has 86 prescription pharmacies within the Kanto area, and primarily in Saitama-ken, and boasts one of the highest sales volume and profitability levels in the industry.
In addition, Asahi-Chozai Co., Ltd.'s human resources development is also of a high standard, with its pharmaceutical training center fully-equipped with simulation dispensary and a five-year pharmacist training program.
Through the addition of Asahi-Chozai Co., Ltd. as a member of the Group, the Group will have over 330 prescription pharmacy stores spanning from Hokkaido to Okinawa, and also will have nearly JPY 100 billion in annual sales in the prescription segment alone.
As a result, the Group will clearly hold an overwhelmingly superior position in the industry, and our corporate value will increase dramatically along with further acceleration of our business expansion.

(2) Overview of the new subsidiary
(i) Corporate name
Asahi-Chozai Co., Ltd.
(ii) Corporate address
1-626-1, Higashionari-cho, Kita-ku, Saitama-shi, Saitama-ken
(iii) Name of representative
Representative Director Kazuo Kasuga
(iv) Capital
JPY 50,000,000
(v) Business description
Operation of prescription pharmacies

(3) Number of shares acquired, total acquisition price and shareholding ratio after the acquisition
(i) Number of shares acquired
71,000 shares

(ii) Total acquisition price
JPY 8,000 million

(iii) Shareholding ratio after acquisition
100.0%

(4) Acquisition date
June 15, 2007

10. Notes regarding companies to which consolidated dividend restrictions are applicable
Not applicable.

11. Other notes
Not applicable.

Consolidated Balance Sheets

(As of April 30, 2007)

(Unit: Thousands of yen)

Assets	
Item	**Amount**
Current assets	**21,251,537**
Cash and deposits	4,186,859
Accounts receivable	7,545,347
Merchandise	5,420,759
Supplies	76,831
Deferred tax	341,538
Other accounts receivable	2,832,298
Other current assets	879,005
Allowance for doubtful accounts	(31,104)
Fixed assets	**28,597,629**
Tangible fixed assets	**9,788,243**
Buildings and structures	5,072,789
Land	3,815,357
Construction in progress	366,881
Other tangible fixed assets	
Intangible fixed assets	533,215
Goodwill	**9,923,729**
Other intangible fixed assets	9,613,815
Investments and other assets	309,913
Investment securities	**8,885,655**
Deferred tax asssets	2,011,837
Deposits and guarantees	627,343
Other investments and other assets	5,735,265
Allowance for doubtful accounts	754,239
	(243,030)
Total assets	**49,849,166**

Liabilities	
Item	**Amount**
Current liabilities	**31,428,620**
Accounts payable	14,325,812
Short-term borrowings	12,155,854
Accrued corporate taxes	740,670
Deposits received	2,353,615
Allowance for bonuses to employees	590,934
Allowance for bonuses to directors	36,000
Other current liabilities	1,225,734
Long-term liabilities	**7,094,125**
Long-term borrowings	6,217,253
Allowance for retirement benefits	479,520
Other long-term liabilities	397,352
Total liabilities	**38,522,745**
Net Assets	
Shareholders' equity	**10,722,567**
Capital	**3,395,642**
Capital surplus	**3,515,248**
Retained earnings	**3,815,111**
Treasury stock	**(3,435)**
Valuation and conversion adjustments	**(11,934)**
Unrealized loss on securities	**(11,934)**
Minority interests	**615,787**
Total net assets	**11,326,420**
Total liabilities and net assets	**49,849,166**

Consolidated Statements of Income
(From May 1, 2006 to April 30, 2007)

(Unit: Thousands of yen)

Item	Amount
Net sales	**81,307,353**
Cost of sales	**70,448,419**
Gross profit	**10,858,934**
Selling, general and administrative expenses	7,970,412
Operating income	**2,888,521**
Non-operating income	**267,466**
Interest income	21,825
Dividends income	15,041
Commissions received	59,138
Other	171,461
Non-operating expenses	**322,191**
Interest expenses	199,268
Other	122,922
Current income	**2,833,796**
Extraordinary income	**448,602**
Gain on sale of investment securities	367,664
Other	80,938
Extraordinary loss	**540,756**
Loss on disposal of fixed assets	205,957
Asset impairment losses	122,244
Other	212,554
Net income before taxes and other adjustments	**2,741,642**
Corporate, resident and enterprise taxes	
Prior year corporate, resident and enterprise taxes	1,342,434
Corporate taxes, etc. adjustments	127,045
Minority interests	153,028
Net income	108,597
	1,010,536

Consolidated Statement of Changes in Shareholders' Equity

(From May 1, 2006 to April 30, 2007)

(Unit: Thousands of yen)

	Shareholders' equity				
	Capital	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balances as of April 30, 2006	3,384,571	3,504,186	3,143,046	(3,435)	10,028,368
Changes in the consolidated fiscal year					
Issue of new shares	11,071	11,062			22,133
Distribution of surplus			(203,472)		(203,472)
Bonuses to directors			(34,000)		(34,000)
Net income			1,010,536		1,010,536
Changes due to newly consolidated subsidiaries			(100,999)		(100,999)
Net change in non-shareholders' equity items for the consolidated fiscal year					-
Total change for the consolidated fiscal year	11,071	11,062	672,065	-	694,198
Balances as of April 30, 2007	3,395,642	3,515,248	3,815,111	(3,435)	10,722,567

	Valuation and conversion adjustments		Minority interests	Total net assets
	Unrealized gain (loss) on securities	Total valuation and conversion adjustments		
Balances as of April 30, 2006	324,268	324,268	482,006	10,834,643
Changes in the consolidate fiscal year				
Issue of new shares				22,133
Distribution of surplus				(203,472)
Bonuses to directors				(34,000)
Net income				1,010,536
Changes due to newly consolidated subsidiaries				(100,999)
Net change in non-shareholders' equity items for the consolidated fiscal year	(336,202)	(336,202)	133,780	(202,421)
Total change for the consolidated fiscal year	(336,202)	(336,202)	133,780	491,776
Balances as of April 30, 2007	(11,934)	(11,934)	615,787	11,326,420

Notes to Consolidated Financial Statements

1. Significant matters forming the basis of the preparation of the consolidated financial statements

(1) Matters regarding the scope of consolidation

(i) Consolidated subsidiaries

- Number of consolidated subsidiaries: 13
- Names of the principal consolidated subsidiaries:

AIN MEDICAL SYSTEMS Inc., AIN TOKAI Inc., Rejoice Inc., Rejoice Pharmacy Inc., Dam Pharma Inc., MEDICAL HEARTLAND Co., Ltd., Daitiku Co., Ltd., MIYAKO AIN Inc., AIN AID Inc., NICE AIN Inc., Wholesale Stars Co., Ltd., AIN STAFF Co., Ltd., Mediwel Corp.

Dam Pharma Inc. and MEDICAL HEARTLAND Co., Ltd. merged with Dam Pharma Inc. as the surviving company in April 2007, which was after the closing of the accounts for both companies, and concurrently changed the corporate name to MEDICAL HEARTLAND Co., Ltd.

(ii) Non-consolidated subsidiaries

Not applicable.

(2) Matters regarding the application of equity method

Non-consolidated and affiliates to which the equity method is not applied:

(i) Companies which are not affiliates despite ownership of 20% or more and 50% or less of the voting rights:

YAGI PHARMACY Inc.

(Reasons for not applying the equity method)

We did not apply the equity method because the impact on the consolidated net income or loss and retained earnings of the affiliated company (in proportion to the equity held) is minimal and there is no significance overall.

(ii) Special notes regarding the application procedure of the equity method:

Not applicable.

(3) Matters regarding changes to the scope of consolidation and the scope of application of the equity method:

(i) Changes to the scope of consolidation

Wholesale Stars Co., Ltd., AIN STAFF Co., Ltd., and Mediwel Corp. are included in the scope of consolidation from this consolidated fiscal year. Wholesale Stars Co., Ltd. was included because it commenced business on a full scale from this consolidated fiscal year, and AIN STAFF Co., Ltd. and Mediwel Corp. were included due to increase in significance.

(ii) Changes to the scope of application of the equity method:

Not applicable.

(4) Matters regarding the business year of consolidated subsidiaries, etc.
The accounts closing date of AIN MEDICAL SYSTEMS Inc. and Mediwel Corp. is January 31. The accounts closing date of the other consolidated subsidiaries is March 31. Consolidated financial statements of the subsidiaries as of these accounts closing dates are used in the preparation of our consolidated financial statements, and necessary adjustments for consolidation are made with respect to any material transaction taking place before the consolidated accounts closing date.

(5) Matters regarding accounting standards

(i) Standards and methods of valuation for material assets

(a) Other securities:

- Securities with market value:
  Market value method is applied based on the market price quoted at the end of the consolidated fiscal year (net unrealized gains or losses are declared in full in the shareholders' equity section, and costs are primarily calculated by using the moving average method).
- Securities without market value:
  Moving average cost method is applied.

(b) Standards and methods of valuation for inventories:

Merchandise: Cost percentage method
Prescribed drugs: Primarily the periodic average method
Supplies: Last purchase price method

(ii) Methods for depreciating material depreciable assets

(a) Tangible fixed assets: Declining-balance method (Buildings acquired on or after April 1, 1998 (excluding ancillary facilities) are depreciated by the straight-line method.)

(b) Intangible fixed assets: Declining-balance method (Software used by the Company is depreciated by the straight-line method based on the period which it can be used within the Company (five years))

(c) Long-term prepaid expenses: Straight-line method

(iii) Standards for recognition of significant allowances

(a) Allowance for doubtful accounts:
In order to cover possible losses incurred by bad debts, the

estimated amount of uncollectible accounts is stated in consideration of the historical ratio of bad debts with respect to general accounts and specific collectibility with respect to specific accounts with concerns of being uncollectible.

(b) Allowance for bonuses to employees:

An allowance for bonuses to employees is recorded as the amount to be borne by the Company in this consolidated fiscal year out of the estimated amount to be paid.

(c) Allowance for bonuses to directors:

An allowance for bonuses to directors of the Company and its consolidated subsidiaries is recorded as the amount to be borne by the Company in this consolidated fiscal year based on the estimated amount to be paid.

(d) Allowance for retirement benefits:

In preparation for employees' retirement benefits, the amount of accrual at the end of this consolidated fiscal year is stated on the basis of the projected retirement benefit obligations and pension assets for the end of this consolidated fiscal year for the Company and a part of the consolidated subsidiaries. Actuarial differences are stated as expenses in the consolidated fiscal year following the year of accrual, using the fixed rate method based on a certain number of years not exceeding the average remaining term of employment of the employees at the time of accrual (six years).

(iv) Accounting treatment of material lease transactions

Financial lease transactions are accounted for based on accounting principles for normal lease transactions, excluding those in which the ownership of leased property is deemed to transfer to the lessee.

(v) Other significant matters for the preparation of consolidated financial statements

Accounting treatment of consumption tax, etc.:

Tax exclusion method is used, and consumption taxes, etc. not qualifying for deductions are treated as expenses for this consolidated fiscal year. However, consumption taxes, etc. related to fixed assets which do not qualify for deductions are recorded as long-term prepaid expenses and evenly depreciated.

(6) Matters regarding valuation of assets and liabilities of consolidated subsidiaries

The mark-to-market method is used to evaluate the assets and liabilities of consolidated subsidiaries.

(7) Matters regarding goodwill amortization

Goodwill is amortized evenly over a period of 20 years.

(8) From this consolidated fiscal year, the consolidated financial statements are prepared in accordance with the Corporate Accounting Rules (February 7, 2006, Ministry of Justice Ordinance No. 13)

(9) Changes in accounting policies

(Accounting standards regarding the indication of Net Assets on the balance sheet)

We have applied the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board of Japan, December 9, 2005, Accounting Standard-ASBJ Statement No.5) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet." (Accounting Standards Board of Japan, December 9, 2005, Implementation Guidance-ASBJ Guidance No. 8) beginning this business year.

The amount corresponding to the total of the former capital section is JPY 10,710,633,000.

The net assets section of the consolidated balance sheet for the current consolidated fiscal year has been prepared in accordance with the Corporate Accounting Rules (February 7, 2006, Ministry of Justice Ordinance No.13).

(Allowance for bonuses to directors)

We have applied the "Accounting Standard for Directors' Bonus Accounting Standard-ASBJ Statement No.4, November 29, 2005) beginning this business year.

As a result, operating income, current income and net income before adjustments for tax, etc. decreased by JPY 36,000,000, respectively.

(Inventory)

From this consolidated fiscal year, with respect to prescription drugs of the parent company and a part of the consolidated subsidiaries, the

valuation standards and valuation methods were changed from the cost percentage method to the periodic average method.
This change was made for the purpose of improving the periodic accounting of profits and losses upon each update of the system.
As a result, operating income, current income and net income before adjustments for tax, etc. decreased by JPY 6,228,000, respectively.

2. Notes for consolidated balance sheets

(1) Assets pledged as collateral

	Thousands of yen
Buildings and structures	644,390
Land	1,307,166
Investment securities	5,850
Total	1,957,406

(2) Liabilities related to the above assets

	Thousands of yen
Short-term borrowings	2,814,214
Long-term borrowings (Note)	1,475,066
Accounts payable	7,194
Total	4,296,474

Note: Includes long-term borrowings to be repaid within one year.

(3) Accumulated amount of depreciation of tangible fixed assets

Thousands of yen
3,969,532

(4) Contingent liabilities
Not applicable

3. Notes for consolidated statement of changes in shareholders' equity

(1) Total number of issued shares

Unit: Thousands of shares

Class of shares	Number of shares at the end of the previous consolidated fiscal year	Number of shares increased during this consolidated fiscal year	Number of shares decreased during this consolidated fiscal year	Number of shares at the end of this consolidated fiscal year
Common stock	11,306	16	-	11,322

Note: The increase of the total number of issued shares is due to the exercise of share options.

(2) Number of treasury stocks

Class of shares	Number of shares at the end of the previous consolidated fiscal year	Number of shares increased during this consolidated fiscal year	Number of shares decreased during this consolidated fiscal year	Number of shares at the end of this consolidated fiscal year
Common stock	2,456	-	-	2,456

(3) Matters regarding distribution of surplus

(i) Amount distributed, etc.

Matters regarding distribution by resolution of the 37th annual shareholders meeting held on July 28, 2006

Total amount of distribution	JPY 203,472,000
Distribution per share	JPY 18
Record date	April 30, 2006
Effective date	July 31, 2006

(ii) Distribution which becomes effective during the next period having a record date during this consolidated fiscal year

The following proposal will be put before the 38th annual shareholders meeting to be held on July 30, 2007 as follows:

Total amount of distribution	JPY 203,760,000
Dividend per share	JPY 18
Record date	April 30, 2007
Effective date	July 31, 2007

(4) Matters regarding share options as of the last day of this consolidated fiscal year

(a) Share options granted in accordance with provisions in Article 280-19 of the Commercial Code

	Resolved at the board of directors meeting held on July 28, 2000	Resolved at the board of directors meeting held on June 28, 2002
Class of subject shares	Common stock	Common stock
Number of subject shares	75,600 shares	58,000 shares
Balances of share options	-	-

(b) Share options granted in accordance with provisions in Articles 280-20 and 280-21 of the Commercial Code

	Resolved at the board of directors meeting held on September 27, 2002
Class of subject shares	Common stock
Number of subject shares	151,000 shares
Balances of share options	1,510

4. Notes concerning per share information

(1) Shareholders' equity per share 946.17 yen

(2) Net income per share 89.34 yen

5. Notes regarding significant events after the end of the consolidated business year

(Acquisition of shares of Asahi-Chozai Co., Ltd.)

On May 31, 2007, the Company resolved at the board of directors meeting to acquire all shares of Asahi-Chozai Co., Ltd. from its sole shareholder, executed the Share Transfer Agreement on the same date and acquired all shares on June 15, making it a subsidiary of the Company.

(1) Purpose of the acquisition

The Group operates a nationwide chain of prescription pharmacies, and the eight companies of the Group (including the Company) are making efforts to expand the business through aggressive business development and M&A. The environment surrounding the prescription pharmacies business is very severe due to the phased implementation of medical systems revisions to control healthcare costs, such as revisions to pharmaceutical prices and prescription fee structures.

The Group's basic business policy is to promote efficiency of operations by systemizing prescription operations and expanding the business through maximization of economies of scale through mass development of stores.

Asahi-Chozai Co., Ltd. (Saitama-shi, Saitama) has 86 prescription pharmacies within the Kanto area, and primarily focus on Saitama-ken, and boasts one of the highest sales volume and profitability levels in the industry.

In addition, Asahi-Chozai Co., Ltd.'s human resources development is also of a high standard, with its pharmaceutical training center fully-equipped with simulation dispensary and a five-year pharmacist training program.

Through the addition of Asahi-Chozai Co., Ltd. as a member of the Group, the Group will have over 330 prescription pharmacy stores spanning from Hokkaido to Okinawa, and also will have nearly JPY 100 billion in annual sales in the prescription segment alone.

As a result, the Group will clearly hold an overwhelmingly superior position in the industry, and our corporate value will increase dramatically along with further acceleration of our business expansion.

(2) Overview of the new subsidiary

(i) Corporate name
Asahi-Chozai Co., Ltd.

(ii) Corporate address
1-626-1, Higashionari-cho, Kita-ku, Saitama-shi, Saitama-ken

(iii) Name of representative
Representative Director Kazuo Kasuga

(iv) Capital
JPY 50,000,000

(v) Business description
Operation of prescription pharmacies

(3) Number of shares acquired, total acquisition price and shareholding ratio after the acquisition

(i) Number of shares acquired
71,000 shares

(ii) Total acquisition price
JPY 8,000 million

(iii) Shareholding ratio after acquisition
100.0%

(4) Acquisition date
June 15, 2007

6. Other notes
Not applicable

Audit report relating to the financial statements

Independent Auditor's Report

June 26, 2007

The Board of Directors of
AIN PHARMACIEZ INC.

Ernst & Young ShinNihon
Kiyohiko Shinokawa (seal)
Certified public accountant, designated and managing partner
Hiroshi Saito (seal)
Certified public accountant, designated and managing partner
Shigenobu Omori (seal)
Certified public accountant, designated and managing partner

We have audited the financial statements of AIN PHARMACIEZ INC. (the "Company") for the 38th business year from May 1, 2006 to April 30, 2007, i.e., the balance sheets, the statement of income, statement of changes in shareholders' equity and individual notes and appended specifications related thereto, in accordance with Article 436, Paragraph 2, Item (i) of the Companies Act. The Company's management is responsible for preparing these financial statements and the appended specifications. Our responsibility is to express our opinion on these financial statements and appended specifications as an independent auditor.

We conducted our audit in accordance with auditing standards generally accepted in Japan. These standards require that we obtain reasonable assurance about whether the financial statements and the appended specifications are free of material misrepresentation. Our audit was conducted on a test basis, and includes the examination of the overall representation of the financial statements and the appended specifications including accounting policies and the methods of applying these policies adopted by the management, and evaluation of estimates made by the management. We believe that our audit provided us with a reasonable basis for our opinion.

In our opinion, the financial statements and the appended specifications referred to above represent fairly the financial position and the results of operations for the relevant period of such financial statements and the appended specifications in accordance with the generally accepted accounting principles of Japan.

Additional information:

1. As described in the changes to accounting policies, the Company has applied the accounting standards relating to director' bonuses from this business year.
2. As described in the significant events after the end of business year, the Company acquired all the shares of Asahi-Chozai Co., Ltd. on June 15, 2007 and made it a subsidiary.

There are no interests between the Company and this accounting firm or managing partners (*gyomu shikko shain*) required to be disclosed under the provisions of the Certified Public Accountants Law.

Audit report relating to the consolidated financial statements

Independent Auditor's Report

June 26, 2007

The Board of Directors of
AIN PHARMACIEZ INC.

Ernst & Young ShinNihon
Kiyohiko Shinokawa (seal)
Certified public accountant, designated and managing partner
Hiroshi Saito (seal)
Certified public accountant, designated and managing partner
Shigenobu Omori (seal)
Certified public accountant, designated and managing partner

We have audited the consolidated financial statements of AIN PHARMACIEZ INC. (the "Company") for the consolidated fiscal year from May 1, 2006 to April 30, 2007, i.e., the consolidated balance sheets, the consolidated statement of income, consolidated statement of changes in shareholders' equity and consolidated notes, in accordance with Article 444, Paragraph 4 of the Companies Act. The Company's management is responsible for preparing these consolidated financial statements. Our responsibility is to express our opinion on these consolidated financial statements as an independent auditor.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misrepresentation. Our audit was conducted on a test basis, and includes the examination of the overall representation of the consolidated financial statements including accounting policies and the methods of applying these policies adopted by the management, and evaluation of estimates made by the management. We believe that our audit provided us with a reasonable basis for our opinion. Our audit includes the auditing procedures taken for the subsidiaries and consolidated subsidiaries as we considered necessary.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position and the consolidated results of the operations of the Group comprising of the Company and its consolidated subsidiaries for the relevant period of such consolidated financial statements in accordance with the generally accepted accounting principles of Japan.

Additional information:

1. As described in the changes to accounting policies, since the revised regulations for consolidated financial statements apply to the Company from this consolidated fiscal year, the Company prepared the consolidated financial statements in accordance with these revised regulations.
2. As described in the changes to the accounting policies, the Company has applied the accounting standards relating to director' bonuses from this consolidated fiscal year.

3. As described in the significant events after the end of business year, the Company acquired all the shares of Asahi-Chozai Co., Ltd. on June 15, 2007 and made it a subsidiary.

There are no interests between the Company and this accounting firm or managing partners (*gyomu shikko shain*) required to be disclosed under the provisions of the Certified Public Accountants Law.

Board of corporate auditors' audit report

Audit Report

After deliberations based on the audit reports prepared by each corporate auditor regarding the execution of the duties of the directors for the 38th business year from May 1, 2006 to April 31, 2007, the board of corporate auditors prepared this audit report and report as follows:

1. Auditing methods adopted by corporate auditors and the board of corporate auditors and the details

   The board of corporate auditors (the "Board") established the auditing principles and defined the roles, and received reports from each corporate auditor on the status of the audit conducted and its results. Further, the Board received reports from directors, etc., and the accounting auditor regarding the execution of their duties and requested explanations as necessary.

   In accordance with the standards of audit established by the Board and the auditing principles, defined roles, etc., each corporate auditor endeavored to collect information and improve the auditing environment through communications with the directors, the internal control department and other employees, etc. Each corporate auditor also attended the meetings of the board of directors and other important meetings, received reports from directors, employees, etc., on the conduct of business, requested explanations as necessary, inspected material approval documents, etc. and examined the status of the business and assets at the head office and principal offices.

   In addition, the corporate auditors monitored and verified the details of the resolution at the board of directors meeting and the state of the system developed in accordance with such resolution (the internal control system) relating to the development of the system to ensure the execution of the duties by the directors comply with laws and regulations and the articles of incorporation, and the system required by Article 100, Paragraph 1 and Paragraph 3 of the Enforcement Regulations to the Companies Act to secure the appropriateness of the business. With regard to the subsidiaries, we communicated and exchanged information with the directors, corporate auditors, etc., of the subsidiaries and received reports on the business from the subsidiaries as necessary. Based on the above methods, we examined the business report and the appended specifications for the relevant business year.

   Furthermore, we monitored and verified whether the accounting auditor maintained its independence and properly conducted its audit, received reports from the accounting auditor on the execution of its duties and requested explanations as necessary. In addition, we were notified by the accounting auditor that the "system ensuring proper performance of duties" (matters stipulated in each item of Article 159 of the Corporate Computation Rules (*kaisha keisan kisoku*)) had been implemented in accordance with the "quality control standards relating to auditing" (Corporate Accounting Council October 28, 2005) and other standards, and requested explanations as necessary. Based on the above methods, we examined the financial statements for the relevant business year (balance sheets, statement of income, statement of changes in shareholders' equity and individual notes), the appended specifications and the consolidated financial statements for the relevant business year (consolidated balance sheets, consolidated statement of income, consolidated statement of changes in shareholders' equity and consolidated notes).

2. Results of the audit

(1) Results of the audit of the business report, etc.

(i) We find that the business report and its appended specifications fairly represent the corporate position of the Company in accordance with laws and regulations and the article of incorporation.

(ii) We find no misconduct or material facts in violation of laws or regulations or the articles of incorporation with respect to the performance of duties by the directors.

(iii) We find that the details of the resolution at the board of directors meeting relating to the internal control system are proper. In addition, we find no matters to note regarding the execution of the duties by the directors relating to such internal control system.

(2) Results of the audit of the financial statements and the appended specifications

We find that the methods and results of the audit conducted by Ernst & Young ShinNihon are proper.

(3) Results of the audit of the consolidated financial statements

We find that the methods and results of the audit conducted by Ernst & Young ShinNihon are proper.

3. Significant events after the end of business year (if there are any significant events)

The business report states that the Company acquired all the shares of Asahi-Chozai Co., Ltd. on June 15, 2007, making it a subsidiary.

June 26, 2007

Board of Corporate Auditors
AIN PHARMACIEZ INC.
Kazutoshi Takahashi (seal), Full-time Corporate Auditor
Takashi Isu (seal), Outside Corporate Auditor
Yuya Ishibashi (seal), Outside Corporate Auditor

Proposal No. 2: Partial Amendments of the Articles of Incorporation

1. Reasons for the Amendments

The Company will become a wholly-owned subsidiary of AIN CFS HOLDINGS Co., Ltd. upon the approval of "Proposal 1: Establishment of a Wholly-owning Parent Company by way of Share Transfer" and the share transfer taking effect.

In order to enhance the implementation of the administrative procedures, Article 15 of the Company's current articles of incorporation provides for a record date for the annual meeting of shareholders in accordance with Article 124, Paragraph 3 of the Companies Act. We propose to delete such provision and move up the article numbers thereafter as AIN CFS HOLDINGS Co., Ltd. will become the sole shareholder of the Company starting from the effective date of the share transfer.

Further, Article 36 of the Company's current articles of incorporation provides that the business year shall be a one-year period from February 21 to February 20. In order to implement a uniform business year upon the incorporation of the wholly-owning parent company, we propose to make necessary amendments to provisions in the current articles of incorporation in respect of the timing of convening the annual meeting of the shareholders, record date for the term-end distribution of surplus and interim distribution, etc., along with the above provision.

In addition, we propose the addition of supplementary provisions as transitional measures to accommodate the change of the business year.

These amendments to the articles of incorporation shall be conditional upon the approval of Proposal No. 1.

2. Details of the Amendments

The details of the amendments are as follows:

(Proposed amendments are underlined)

Current Articles of Incorporation	Proposed Amendments
<u>(Record Date of the Ordinary General Meeting of Shareholders)</u> <u>Article 16</u> <u>The record date of voting rights for the ordinary meeting of shareholders of the Company shall be February 20 of each year.</u>	(delete)
Article <u>17</u> to (Provisions omitted) Article <u>45</u>	Article <u>16</u> to (Same as current) Article <u>44</u>
(Business Year) Article <u>46</u> The business year of the Company shall be a one-year term from <u>February 21</u> of each year to <u>February 20</u> of the following year.	(Business Year) Article <u>45</u> The business year of the Company shall be a one-year term from <u>April 1</u> of each year until <u>March 31</u> of the following year.
(Record Date of Distribution of Surplus) Article <u>47</u> The record date of the term-end distribution of surplus of the Company shall be <u>February 20</u> of each year.	(Record Date of Distribution of Surplus) Article <u>46</u> The record date of the term-end distribution of surplus of the Company shall be <u>March 31</u> of each year.

2. In addition to the preceding Paragraph, the Company may distribute surplus by setting a record date.	2. (Same as current)
(Interim Distributions) Article 48 The Company may make interim distributions of surplus by a resolution of the Board of Directors, with August 20 of each year as the record date.	(Interim Distributions) Article 47 The Company may make interim distributions of surplus by resolutions of the Board of Directors with September 30 of each year as the record date.
Article 49 (Provisions omitted)	Article 48 (Same as current)
(Newly added)	(Supplementary Provision) Article 1 Notwithstanding Article 45 (Business year), the 61st business year shall be from February 21, 2007 to March 31, 2008. 2. This supplementary provision shall be deleted following the passing of the 61st business year.

(Reference information)
When Proposal No.1 and Proposal No.2 are approved, AIN CFS Holdings Co., Ltd. will be the sole shareholder to exercise the voting right at the ordinary shareholders meeting of the Company which is scheduled to be held in June 2008. However, with respect to the distribution of surplus for the March 2008 term, the Company plans to make a payment of 5 yen per 1 share as maximum to the shareholders (including registered pledgees of shares) listed or recorded on the final shareholder registry as of March 31, 2008 which will be the record date.

EXHIBIT 6

The following is an English translation of a document originally written in Japanese, and has been prepared for reference purposes only.

Securities Code No. 9627
December 28, 2007

To Our Shareholders:

AIN PHARMACIEZ INC.
1-2-1, Higashinaebo 5jo, Higashi-ku, Sapporo-shi
Kiichi Ohtani, Representative Director and President

Convocation Notice of Extraordinary Meeting of Shareholders

AIN PHARMACIEZ INC. (the "Company") cordially invites you to attend the Company's extraordinary meeting of shareholders to be held as set forth below.

If you are unable to attend the meeting, your voting rights may be exercised in writing. Please review the reference materials for the extraordinary meeting of shareholders set out below, indicate your vote in the Proxy Card enclosed herein, and return it by mail to be delivered to the Company by 6 PM on Monday, January 21, 2008.

1. **Date and Time:** January 22, 2008 (Tuesday) at 10:00 AM
2. **Place:** Sapporo Sun Plaza
"Kinshi-no-ma", 2nd Floor
(Please see the guide map at the end of this notice)
3. **Purpose of the Meeting**
Matters to be Resolved:
Proposal No. 1: Establishment of a Wholly-Owning Parent Company by way of Share Transfer
Proposal No. 2: Partial Amendments of the Articles of Incorporation

~~~~~~

If you plan to attend the meeting, please submit the Proxy Card enclosed herein the reception.
Any revisions of the reference materials for the extraordinary meeting of the shareholders will be published by the Company on the Company's website (address: http://www.ainj.co.jp/).

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.
~~~~~~

Reference Materials for the Extraordinary Meeting of Shareholders

Proposals and Reference Matters

Proposal No. 1: Establishment of a Wholly-Owning Parent Company by way of Share Transfer

The Company and CFS Corporation ("CFS") entered into a basic agreement regarding the establishment of a joint-holding company by way of share transfer on October 5, 2007, and prepared a share transfer plan and executed a share transfer agreement pursuant to such basic agreement on November 6, 2007.

In this proposal, we request approval of the establishment of "AIN CFS HOLDINGS Co., Ltd." as a wholly-owning parent company by way of a joint share transfer between the Company and CFS and of our Company and CFS becoming wholly-owned subsidiaries of such company, in accordance with the share transfer plan. The reasons for the share transfer, the outline of the share transfer plan and other matters related to this proposal are as described below.

This proposal will be put to vote at the extraordinary meeting of the shareholders of CFS to be held on January 22, 2008.

1. Reasons for the share transfer

   The environment surrounding the healthcare industry in Japan has seen a phased implementation of various healthcare cost control policies in response to expanding social security expenses, including revisions of medical fees and pharmaceutical prices and promotion of use of generic drugs.

   A business model of prescription pharmacies and drug stores adopted by the Company and CFS is facing an important turning point in light of developments such as the enactment of the revised Pharmaceutical Law, which eased regulations on the sales of over-the-counter medicines and growing awareness among citizens regarding health maintenance and promotion. In response to these social changes, the healthcare industry has seen a rapid increase in business reorganizations and integrations pursuing economies of scale and synergies, as well as intensifying competition not only among competitors in the same industry but also in competition transcending industry types and categories, including manufacturers, wholesalers and retailers.

   On the basis of shared ideas concerning management principles which place the highest value on contributing to maintenance of our customers' health, CFS and the Company have been exchanging opinions regarding ways in which to deal with the changing business environment surrounding both companies.

   The parties reached a conclusion that in order to become the leading comprehensive healthcare company offering high added-value and specialized products and services to our customers, the best option for both parties, as well as for the parties' shareholders, customers, business partners and local communities is to integrate and share the business resources and know-how of both parties and to secure a stable business base. Thus, we agreed to integrate its businesses through establishment of a joint holding company by way of a share transfer.

The newly integrated company, with total sales of both companies, will be the top in Japan in sales of pharmaceutical products including medical and over-the-counter products in the drugstore industry, including prescription pharmacies, as a whole.

This will allow for an effective management utilizing the economies of scale, making our revenue base strengthened and our market competitiveness improve dramatically.

In the prescription business, by having two types of stores, namely, large-scale prescription-specialized pharmacies adjacent to hospitals and prescription pharmacies with adjoining drugstores, the new company group will strategically promote store developments nationwide by taking advantage of the characteristics of each store location.

In the merchandising business, the new company group will aggressively accelerate opening of new drugstores that are highly specialized, having either prescription pharmacy functions or a specialty in cosmetics, and drugstores with high customer satisfaction by offering services which meet diversified customer needs, mainly focusing on the Tokyo metropolitan area and major cities in Japan. We intend to drastically strengthen the revenue base of CFS' food supermarket business, taking into consideration, among other options, strategic affiliations with other companies.

The newly integrated company will aspire to promote development of community-based personal pharmacies and share its responsibility in contributing to the national medical field as a leading comprehensive healthcare company as well as to maximize corporate value through the effects of the integration, and both companies are determined to meet expectations of our shareholders, customers, business partners and all other stakeholders.

(Specific effects of the integration)

(1) Creation of a new healthcare business model
The new company group will promote deployment of a comprehensive business unprecedented in the existing healthcare industry, such as drugstores that range from a full-scale type to those specializing in cosmetics, and prescription pharmacies that range from large-scale pharmacies adjacent to hospitals to drugstores with adjoining prescription pharmacies. The integration of the business resources of both companies will enable us to offer high added-value services to our customers as a comprehensive healthcare support company, addressing needs ranging from prevention to medical care.

(2) Enhancement of the revenue base through expansion of scale
We will implement highly profit-oriented management by reduction of purchase costs and substantial reduction in distribution costs through making best use of economies of scale which will become the top in sales of pharmaceutical products in the industry, and also by strengthening systems for purchasing and sales, including handling of PB products, generic drugs and other products.

(3) Reinforcement of human resources development and training systems
Through the integration of the educational and training systems of both companies, a specialized and continuous development program of human resources covering all-around healthcare will be established. With this program, we expect to hire even more talented human resources such as pharmacists, and at the same time, will be able to fulfill various

customer needs with a high level of expertise as a comprehensive healthcare company.

(4) Rationalization and efficiency of management structure
We aim to reduce overhead costs and improve management efficiency in all aspects, including sharing of operation systems and IT investments of both companies, integration of overlapping functions, appropriate reallocation of human resources including through personnel exchanges, and the standardization of operations.

2. Outline of the Share Transfer Agreement

Share Transfer Plan (Copy)

Whereas, CFS Corporation ("CFS") and AIN PHARMACIEZ INC. ("AIN PHARMACIEZ") have agreed to execute a share transfer by way of joint share transfer, the two companies jointly prepare this Share Transfer Plan (this "Plan") as follows:

Article 1. Purpose
The purpose of this Plan is to seek to improve corporate value by establishing a firm position in the drugstore and prescription businesses and realizing maximum synergy effects through integration of the management resources of both parties, and for CFS and AIN PHARMACIEZ to jointly establish a wholly-owning parent company in the spirit of an equal partnership.

Article 2. Share Transfer
In accordance with the provisions of this Plan, CFS and AIN PHARMACIEZ will, on the incorporation date of a wholly-owning parent company (the "Parent Company") established by way of a share transfer, conduct a share transfer that enables the Parent Company to acquire all of the issued shares of CFS and AIN PHARMACIEZ by way of a joint share transfer (the "Share Transfer").

Article 3. Purpose, Trade Name, Head Office Address, Total Number of Shares Authorized to be issued by the Parent Company, and Other Matters to be set forth in the Articles of Incorporation

3.1 The purpose, trade name, head office address, and total number of shares authorized to be issued are as follows:

(1) Purpose: As indicated in Article 2 of the Articles of Incorporation provided as Exhibit 1 (the "Articles of Incorporation")

(2) Trade Name: The trade name shall be "Kabushiki Kaisha CFS AIN HOLDINGS", and shall be expressed in English as "AIN CFS HOLDINGS Co., Ltd.".

(3) Head Office Address: Shinjuku-ku, Tokyo

(4) Total Number of Authorized Shares:
90,000,000 shares

3.2 In addition to that which is provided in the preceding paragraph, matters to be set forth in the Articles of Incorporation of the Parent Company shall be as indicated in the Articles of Incorporation.

Article 4. Names of Directors, Names of Corporate Auditors, and Name of the Accounting Auditor upon Establishment of the Parent Company

4.1 The names of directors upon establishment of the Parent Company are as follows:

Kenji Ishida
Kiichi Ohtani
Yoshiaki Imagawa
Kenji Matsuoka
Takehiko Ishida
Yasuo Kimisawa
Morihiro Takechi

Tadashi Nagumo
Hiromi Kato
Junichi Kawai

4.2 The names of corporate auditors upon establishment of the Parent Company shall be as follows:

Hideo Sasaki
Shohachi Oki
Yasuaki Noda
Toshio Hamanaka
Hideo Miyake

4.3 The name of the accounting auditor upon establishment of the Parent Company shall be as follows:

Ernst & Young ShinNihon

Article 5. Shares to be Delivered upon Execution of the Share Transfer and Allocation Thereof

5.1 The Parent Company shall deliver, upon execution of the Share Transfer, to shareholders (including beneficial shareholders; the same shall apply hereafter) of CFS and AIN PHARMACIEZ indicated or recorded respectively in the final shareholders' register (including the beneficial shareholders' register; the same shall apply hereafter) as of the date preceding the incorporation date of the Parent Company, shares that are equal to: (1) the total number of shares issued by CFS as of the date preceding the incorporation date of the Parent Company multiplied by 0.30; and (2) the total number of shares issued by AIN PHARMACIEZ as of the date preceding the incorporation date of the Parent Company multiplied by 1.25, to replace the shares of common stock owned by each.

5.2 The Parent Company shall, upon execution of the Share Transfer, allot to shareholders of CFS and AIN PHARMACIEZ indicated or recorded in the final shareholders' registers of CFS and AIN PHARMACIEZ respectively as of the date preceding the incorporation date of the Parent Company, shares in the proportion of 0.30 shares of common stock of the Parent Company to one share of common stock of CFS owned by its shareholders, and shares in the proportion of 1.25 shares of common stock of the Parent Company to one share of common stock of AIN PHARMACIEZ owned by its shareholders.

5.3 The number of shares constituting one unit of the Parent Company will be 100 shares.

Article 6. Cancellation of Treasury Stock

CFS and AIN PHARMACIEZ will cancel all treasury stock held by each company at an appropriate time prior to the incorporation date of the Parent Company in accordance with the provisions of the Companies Act.

Article 7. Capital and Reserve upon Establishment of the Parent Company

The amounts of stated capital, capital reserve, and earned reserve as of the establishment of the Parent Company are as follows:

(1) Stated Capital: 5 billion yen
(2) Capital Reserve: 1,250,000,000 yen
(3) Earned Reserve: 0 yen
(4) Capital Surplus: the amount obtained by subtracting the total amount of

(1) and (2) above from the amount of paid-in capital of shareholders in an incorporation-type restructuring as provided in Item 1, Article 83 of the Corporate Accounting Rules.

Article 8. Share Options to be Issued upon Execution of the Share Transfer and Allocation Thereof

8.1 Upon execution of the share transfer, the Parent Company shall issue, to the holders of share options of the Series 1 Share Options issued by AIN PHARMACIEZ (the details are as indicated in Exhibit 2; hereinafter "Share Options of AIN PHARMACIEZ") indicated or recorded in the final share options register of AIN PHARMACIEZ as of the day preceding the incorporation date of Parent Company, a number of Series 1 Share Options of the Parent Company that is equal to the total number of the Share Options of AIN PHARMACIEZ as of the end of the day preceding the incorporation date of the Parent Company (the details are as indicated in Exhibit 3; hereinafter "Share Options of the Parent Company"), to replace the Share Options of AIN PHARMACIEZ.

8.2 Upon execution of the Share Transfer, the Parent Company shall allocate, to the holders of the Share Options of AIN PHARMACIEZ indicated or recorded in the final share options register as of the date preceding the incorporation date of the Parent Company, Share Options of the Parent Company at the ratio of one Share Option of the Parent Company to one Share Option of AIN PHARMACIEZ.

Article 9. Incorporation Date of the Parent Company

The date when the incorporation of the Parent Company must be registered shall be April 1, 2008. When necessary with respect to the procedures of the Share Transfer, however, this may be changed through consultation between CFS and AIN PHARMACIEZ.

Article 10. Meeting of Shareholders for Approval of the Share Transfer Plan

10.1 CFS shall convene an Extraordinary Meeting of Shareholders in late January 2008 and seek a resolution for approval of this Plan and matters necessary for the Share Transfer.

10.2 AIN PHARMACIEZ shall convene an Extraordinary Meeting of Shareholders in late January 2008 and seek a resolution for approval of this Plan and matters necessary for the Share Transfer.

10.3 When necessary depending on the progress of the procedures of the Share Transfer, CFS and AIN PHARMACIEZ may change the dates of the extraordinary meetings of shareholders set forth in the preceding two paragraphs through consultation between CFS and AIN PHARMACIEZ.

Article 11. Listing of Shares

CFS and AIN PHARMACIEZ shall, on the incorporation date of the Parent Company, apply for listing on the Tokyo Stock Exchange, Inc. for the purpose of having the shares of common stock issued by the Parent Company listed on Tokyo Stock Exchange, Inc.

Article 12. Transfer Agent

The transfer agent of the Parent Company shall be Chuo Mitsui Trust and Banking, Limited (3-33-1, Shiba, Minato-ku, Tokyo).

Article 13. Distribution of Surplus

13.1 CFS may distribute surplus of up to JPY 5 to the shareholders or registered pledgees of shares as indicated or recorded in the final shareholders' register as of March 31, 2008.

13.2 AIN PHARMACIEZ may distribute surplus of up to JPY 20 to the shareholders or registered pledgees of shares as indicated or recorded in the final shareholders' register as of March 31, 2008.

13.3 Other than as provided for in the preceding two paragraphs, CFS and AIN PHARMACIEZ shall not distribute surplus during the period after the preparation of this Plan and until the incorporation date of the Parent Company.

Article 14. Management of Company Assets and Other Matters

During the period after the preparation of this Plan and until the incorporation date of the Parent Company, CFS and AIN PHARMACIEZ shall execute their respective businesses and manage and operate assets thereof to the normal extent with due care of a prudent manager, respectively, and will cause its respective subsidiaries to execute their businesses and manage and operate assets with due care of a prudent manager. CFS and AIN PHARMACIEZ must consult and reach agreement on matters having material effect on assets and rights and obligations of each party or the assets and rights and obligations of subsidiaries prior to taking such actions, or causing their subsidiaries to take such actions.

Article 15. Effectiveness of this Plan

This Plan shall become null and void in the case that a resolution for approval of this Plan and matters necessary for the Share Transfer fail to pass at either party's Extraordinary Meeting of Shareholders provided for in Article 10, or if approval of relevant government ministries and agencies, etc. required under laws and regulations cannot be obtained.

Article 16. Change of Circumstances

During the period after the preparation of this Plan and until the incorporation date of the Parent Company, CFS and AIN PHARMACIEZ may, through mutual consultation between CFS and AIN PHARMACIEZ, change the terms of the Share Transfer or the content of this Plan, or abort the Share Transfer, if any material change occurs to the status of the assets or financial conditions of CFS or AIN PHARMACIEZ, or if any circumstance that will comprise a material obstacle to the consummation of the Share Transfer occurs or becomes apparent, or if otherwise the achievement of the purpose of this Plan becomes difficult.

Article 17. Consultation

Any doubts arising from the provisions of this Plan or the interpretation of this Plan will be discussed between CFS and AIN PHARMACIEZ in good faith, and solved amicably.

In witness whereof, this Plan is prepared in duplicate, with CFS and AIN PHARMACIEZ signing and sealing and retaining one executed copy respectively.

November 6, 2007

CFS:	CFS 13-4, Hirokoji-cho, Mishima-shi, Shizuoka-ken Kenji Ishida Representative Director and President
AIN PHARMACIEZ:	AIN PHARMACIEZ INC. 1-2-1, Higashinaebo 5jo, Higashi-ku, Sapporo-shi, Hokkaido Kiichi Ohtani Representative Director and President

Exhibit 1

ARTICLES OF INCORPORATION
OF
AIN CFS HOLDINGS Co., Ltd.

CHAPTER I. GENERAL PROVISIONS

(Corporate Name)
Article 1.
The name of the Company shall be CFS AIN HOLDINGS Kabushiki Kaisha, and shall be expressed in English as "AIN CFS HOLDINGS Co., Ltd."

(Business Purposes)
Article 2.
The purposes of the Company shall be to control and manage the business activities of companies that operate the following businesses by holding shares or equities of such companies, and to operate the following businesses:

(1) Management of drug stores and prescription pharmacies;
(2) Management of supermarkets and merchandise retail stores;
(3) Sales and manufacturing of pharmaceutical products, medical supplies, hygiene products, quasi-drugs and medical devices;
(4) Sales and manufacturing of pharmaceutical products for animals, agricultural chemicals, poisonous substances and deleterious substances;
(5) Sales of salt, cigarettes, alcoholic beverages, lottery tickets, measuring tools, postal stamps and other products and revenue stamps;
(6) Management of drug stores, prescription pharmacies, convenience stores and restaurants under a franchise chain system, and instruction and fostering of member stores;
(7) Supply of products, instruction of sales skills and management entrustment to supermarkets, drug stores and other merchandise retail stores;
(8) Consulting for hospital management
(9) Agent for consignment of and contracting for medical administrative work;
(10) General and special worker dispatch business and employment agency business;
(11) Planning, design, execution, supervision and consulting of construction, interior and exterior finishing and landscaping;
(12) Buying and selling, rental, brokering and management of real estate and planning, research, design and supervision related to urban development and regional development;
(13) Security service, building maintenance business, cleaning business, photograph business, publishing business, advertising agency business and business related to planning and operation of events;

(14) Non-life insurance agency businesses and insurance agency businesses under the Automobile Liability Security Law, and business related to life insurance solicitation;
(15) Food manufacturing business and restaurant business;
(16) Agency business of services;
(17) Comprehensive lease business and rental business;
(18) Information processing by computer, information provision and development and sales of software and computer peripheral equipment;
(19) Auto truck transporting business, freight transport handling business, transport handling business, warehouse business and travel agency business;
(20) Provision and mediation of home care services, and management of visiting care stations;
(21) Rental, wholesale and retailing, research and development, and manufacturing of tools for social services;
(22) Consulting related to health management and health promotion;
(23) Management of barbers, hairdressers, esthetic salons, make-up salons and nail salons;
(24) Medical care, hair dressing and beauty care for pets, and management of pet hotels;
(25) Antique dealing business, door-to-door sales business, mail-order sales business, and virtual shop sales business utilizing internet homepages, etc.;
(26) Training and development business;
(27) Research, development and consulting of business management systems and a commercial distribution systems;
(28) Monetary financing and brokerage of loans, and businesses relating to the handling of credit cards;
(29) Holding and management of securities; and
(30) Any businesses incidental or relating to each of the foregoing items.

(Location of Head Office)
Article 3.
The Company shall have its head office in Shinjuku-ku, Tokyo.

(Organizations)
Article 4.
The Company shall have the following organs, in addition to the Meeting of Shareholders and the Directors:
(1) Board of Directors
(2) Corporate Auditors
(3) Board of Corporate Auditors
(4) Accounting Auditor

(Method of Public Notice)
Article 5.
Public notices of the Company shall be in the form of electronic notices, provided, however, that in cases where the Company's public notices cannot be given by

electronic means due to accidents or other unavoidable causes, the public notices shall be published in the *Nihon Keizai Shimbun*.

CHAPTER II. SHARES

(Total Number of Shares Authorized to be Issued)
Article 6.
The total number of shares authorized to be issued by the Company shall be ninety million (90,000,000) shares.

(Issuance of Share Certificates)
Article 7.
The Company shall issue share certificates for its issued shares.

(Acquisition of Treasury Shares)
Article 8.
The Company shall be entitled to acquire treasury stocks by a resolution of the Board of Directors in accordance with the provisions of Article 165, Paragraph 2 of the Companies Act.

(The Number of Shares Constituting One (1) Unit and Non-issuance of Share Certificates for Shares Constituting Less Than One (1) Unit)
Article 9.
1. The number of shares constituting one (1) unit of shares of the Company shall be one hundred (100) shares.
2. Notwithstanding the provisions of Article 7, the Company shall not issue share certificates for shares less than one (1) unit of shares (hereinafter referred to as "Fractional Unit Shares"), except as set forth in the provisions of the Share Handling Regulations.

(Rights Relevant to Fractional Unit Shares)
Article 10.
No shareholders of the Company (including beneficial shareholders; the same shall apply hereinafter.) shall be entitled to exercise any rights other than those listed below in relation to the Fractional Unit shares owned by such shareholders.

(1) Rights provided for in each item of Article 189, Paragraph 2 of the Companies Act;
(2) Right to make a request in accordance with Article 166, Paragraph 1 of the Companies Act;
(3) Right to receive allotments of offered shares and offered share stock acquisition rights in accordance with the number of the shares held
(4) Right to make a request that is provided for in Article 11.

(Additional Purchase for Fractional Unit Shares)
Article 11.
Shareholders holding Fractional Unit Shares may request, in accordance with the provisions of the Share Handling Regulations, that the Company sell such number

of shares as may, together with the number of such Fractional Unit Shares, constitute the number of shares totaling one (1) unit. .

(Shareholder Register Manager)
Article 12.
1. The Company shall have a shareholder register manager.
2. The appointment of the shareholder register manager and its place of business shall be determined by a resolution of the Board of Directors.
3. The preparation and storage of the shareholder register (including the beneficial shareholder's register; the same shall apply hereinafter), the register of stock acquisition rights and the register of lost-share-certificates, and other administrative matters relating to such registers shall be commissioned to the shareholder register manager, and the Company shall not handle such matters.

(Share Handling Regulations)
Article 13.
Handling of shares of the Company and the fees thereof shall be governed by laws and regulations and the Articles of Incorporation as well as the Share Handling Regulations to be determined by the Board of Directors' meeting. .

CHAPTER III. MEETING OF SHAREHOLDERS

(Convocation)
Article 14.
Ordinary meetings of shareholders of the Company shall be convened within three (3) months after the end of each business year, and an extraordinary meeting of shareholders shall be convened from time to time whenever necessary.

(Record Date of Ordinary Meeting of Shareholders)
Article 15.
The record date of voting rights for ordinary meetings of shareholders of the Company shall be March 31 of each year.

(Person with Convocation Right and Chairman)
Article 16.
1. The Director and President will convene a meeting of shareholders and act as chairman at the meeting.
2. In case of the inability of the Director and President to convene a meeting of shareholders, any one of the other Directors shall convene the meeting of shareholders and act as chairman in accordance with an order previously determined by the Board of Directors.

(Resolution Method)
Article 17.
1. Unless otherwise provided for by laws and regulations or the Articles of Incorporation, a resolution of a meeting of shareholders shall be adopted by a

majority of the voting rights of shareholders present at such meeting who are entitled to exercise voting rights at such meeting.
2. Resolution provided for in Paragraph 2, Article 309 of the Companies Act shall be adopted when shareholders holding at least one-third (1/3) of the voting rights are present and by at least two-thirds (2/3) of the voting rights of such shareholders present.

(Exercise of Voting Rights by Proxy)
Article 18.
1. A shareholder may designate another shareholder with voting rights to exercise the designating shareholder's voting right.
2. Each such shareholder or proxy shall submit to the Company a document evidencing the proxy power for each meeting of shareholders.

(Minutes of the Meeting)
Article 19.
A summary of a process of proceedings and results of meetings of shareholders and other matters provided for by laws and regulations shall be indicated or recorded in minutes of the meeting.

(Internet Disclosure and Deemed Provision of Reference Documents of Meetings of Shareholders)
Article 20.
Upon convocation of a meeting of shareholders, by disclosure through a method through the Internet in accordance with the applicable ordinance of the Ministry of Justice, the Company may be deemed to have provided its shareholders with the information relating to the matters to be described or indicated in the reference documents of the meeting of shareholders, business reports, non-consolidated accounting statements and consolidated accounting statements.

CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS

(Number of Directors)
Article 21.
The Company shall have 12 or fewer Directors.

(Election Method)
Article 22.
1. The Company's Directors shall be elected at a meeting of shareholders.
2. A resolution for the election of Directors shall be adopted when shareholders holding at least one-third (1/3) of the voting rights are present at a meeting of shareholders and by a majority of such voting rights.
3. No cumulative voting shall not be adopted for a resolution for election of Directors of the Company.

(Term of Office)
Article 23.
1. The term of office of a Director shall expire at the conclusion of the ordinary meeting of shareholders that relates to the latest business year ending within two years after his or her election.
2. The term of office of a Director elected to increase the number of Directors or to fill a vacancy shall be until the term of office of the Directors in office expires.

(Representative Director and Directors with Specific Titles)
Article 24.
1. A representative director shall be elected by a resolution of the Board of Directors.
2. The Board of Directors may elect one Director and Chairman, and one Director and President, and a few executive vice presidents, senior managing directors and managing directors by its resolution.
3. The Board of Directors may select a few advisors and counsels by its resolution.

(Convocation Notice of a Meeting of the Board of Directors)
Article 25.
1. The convocation notice of a meeting of the Board of Directors must be given to each Director and each Corporate Auditor by three days prior to the schedule date of such meeting. However, in case of emergency, this period may be shortened.
2. If all Directors and Corporate Auditors consent, a meeting of the Board of Directors may be held without the convocation procedures being taken.

(Method of Resolution of a Meeting of the Board of Directors)
Article 26.
1. A resolution of a meeting of the Board of Directors shall be adopted when a majority of the Directors entitled to vote at the meeting are present and by a majority of such votes of Directors.
2. A resolution of the Board of Directors shall be deemed to have been adopted upon fulfillment of the requirements of Article 370 of the Companies Act.

(Regulations of the Board of Directors)
Article 27.
Matters regarding the Board of Directors shall be prescribed by the Regulations of the Board of Directors determined by the Board of Directors, in addition to laws and regulations, and the Article of Incorporation.

(Minutes of the Meeting of the Board of Directors)
Article 28.
A summary of the process of proceedings and results of a meeting of the Board of Directors and other matters provided for by laws and regulations shall be indicated or recorded in minutes of the meeting, and the Directors and Corporate Auditors present at the meeting shall affix their signatures and seals or electronic signatures.

(Remuneration, etc)
Article 29.
The remuneration, bonuses or any other financial benefit of a proprietary nature to be received by Directors and Corporate Auditors from the Company as consideration for execution of their duties shall be determined by a resolution of a meeting of shareholders.

(Exemption of Directors' Liability)
Article 30.
1. The Company may exempt Directors (including those who were previously Directors) who act in good faith and have no negligence from liability provided in Paragraph 1, Article 423 of the Companies Act by a resolution of the Board of Directors, to the extent of a limit provided in the laws and regulations.
2. With respect to liability of an Outside Director provided in Paragraph 1, Article 423 of the Companies Act, the Company may enter into an agreement with the Outside Director to compensate for the liability with a limit on the maximum amount which shall be higher of the previously stipulated amount of not less than JPY 4 million or the amount provided in the laws and regulations in the event such Outside Director acts in good faith and has no negligence.

CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

(Number of Corporate Auditors)
Article 31.
The Company shall have 6 or fewer Corporate Auditors.

(Election Method)
Article 32.
1. The Company's Corporate Auditors shall be elected at a meeting of shareholders.
2. A resolution for election of Corporate Auditors shall be adopted when shareholders holding at lease one-third (1/3) of the voting rights of the shareholders entitled to exercise voting rights are present and by a majority of such voting rights.

(Term of Office)
Article 33.
1. The term of office of a Corporate Auditor shall expire at the end of the ordinary meeting of shareholders that relates to the latest business year ending within four year period after his or her election to office.
2. The term of office of a Corporate Auditor elected to fill a vacancy of a Corporate Auditor who resigned before the expiration of the term of office shall expire at the time when the remaining term of his or her predecessor would have expired.

(Full-time Corporate Auditor)
Article 34.
A Full-time Corporate Auditor shall be elected by a resolution of the Board of Corporate Auditors.

(Convocation Notice of a Meeting of the Board of Corporate Auditors)
Article 35.
1. The convocation notice of a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three days prior to the scheduled date of such meeting. However, in case of emergency, this period may be shortened.
2. If all Corporate Auditors consent, a meeting of the Board of Corporate Auditors may be held without the convocation procedures being taken.

(Method of Resolution of a Meeting of the Board of Auditors)
Article 36.
Unless otherwise provided by laws and regulations, a resolution of a meeting of the Board of Corporate Auditors shall be adopted by a majority of votes of the Corporate Auditors.

(Regulations of the Board of Corporate Auditors)
Article 37.
Matters regarding the Board of Corporate Auditors shall be prescribed by the Regulations of the Board of Corporate Auditors determined by the Board of Corporate Auditors, in addition to laws and regulations, and the Articles of Incorporation.

(Minutes of a Meeting of the Board of Corporate Auditors)
Article 38.
A summary of a process of proceedings and results of a meeting of the Board of Corporate Auditors and other matters provided for by laws and regulations shall be indicated or recorded in a minutes of the meeting, and the Corporate Auditors present at the meeting shall affix their signatures and seals or electronic signatures.

(Remuneration, etc)
Article 39.
Remuneration, bonuses or any other financial benefit of a proprietary nature to be received by Corporate Auditor(s) from the Company as consideration for the execution of their duties shall be determined by a resolution of a meeting of shareholders.

(Exemption of Liability of Corporate Auditors)
Article 40.
1. The Company may exempt Corporate Auditors (including those who were previously Corporate Auditors) who act in good faith and have no negligence from his or her liability provided in Article 423-1 of the Companies Act by a resolution of the Board of Directors, to the extent of a limit provided in the laws and regulations.

2. With respect to liability of an Outside Corporate Auditor provided in Paragraph 1, Article 423 of the Companies Act, the Company may enter into an agreement with an Outside Corporate Auditor to compensate for the liability with a limit on the maximum amount which shall be higher of the previously stipulated amount of not less than JPY 4 million or the amount provided in the laws and regulations in the event such Outside Auditor acts in good faith and have no negligence.

CHAPTER VI. ACCOUNTING AUDITOR

(Election Method)
Article 41.
An Accounting Auditor shall be elected at a meeting of shareholders.

(Term of Office)
Article 42.
1. The term of office of an Accounting Auditor shall expire at the end of the ordinary meeting of shareholders that relates to the latest business year ending within one year period after his or her election.
2. Unless otherwise resolved at the ordinary meeting of shareholders in the preceding Paragraph, it shall be deemed that the Accounting Auditor has been reelected at such ordinary meeting of shareholders.

CHAPTER VII. ACCOUNTING

(Business Year)
Article 43.
The business year of the Company shall be one year from April 1 of each year to March 31 of the following year.

(Record Date for Dividends of Surplus)
Article 44.
1. The record date for year-end dividends of with Company shall be March 31 each year.
2. In addition to the preceding Paragraph, the Company may distribute surplus by setting a record date.

(Interim Distribution)
Article 45.
The Company may make interim distributions of surplus by a resolution of the Board of Directors on the record date of September 30 of each year.

(Exclusion Period of Dividends)
Article 46.
In the case of dividends in cash, the Company shall be released from its obligation to pay dividends which have remained unclaimed for more than three years after the day on which such dividends first became payable.

SUPPLEMENTARY PROVISIONS

(Initial Business Year)
Article 1.
The initial business year of the Company shall be from the incorporation date of the Company to March 31, 2009, notwithstanding the provisions of Article 43.

(Remuneration of Initial Directors and Corporate Auditors)
Article 2.
Notwithstanding the provisions of Articles 29 and 39, the total amount of remuneration from the date of the incorporation of the Company to the end of the first ordinary meeting of shareholders of the initial Directors and Corporate Auditors shall be within JPY 300,000,000 per annum and JPY 50,000,000 per annum, respectively.

(Removal of Supplementary Provisions)
Article 3.
The Supplementary Provisions shall be removed upon the end of the initial ordinary meeting of shareholders.

Exhibit 2

Stock Acquisition Rights Series 1 of AIN PHARMACIEZ INC.

1. Name of the Stock Acquisition Rights
   Stock Acquisition Rights Series 1 of AIN PHARMACIEZ INC.

2. Type and Number of Shares subject to the Stock Acquisition Rights

   The type of shares subject to the stock acquisition rights shall be shares of common stock of AIN PHARMACIEZ INC. (the "Company"), and the number of shares subject to each stock acquisition right shall be 100 shares.

   In the event the Company conducts any stock split or stock consolidation, the number of shares which are the subject of the stock acquisition rights shall be adjusted by the formula below. However, this adjustment shall be made only for the number of shares that are the subject of stock acquisition rights which have not been exercised as of the relevant point in time, and in the event fractional shares are generated as a result of the adjustment, such fractional shares shall be disregarded.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of Stock split or stock consolidation}$$

3. Amount to be paid in upon exercise of Stock Acquisition Rights

   The amount of payment per stock acquisition right upon exercise of a stock acquisition right ("Paid-in Amount") shall be the Paid-in Amount per share that are the subject of the stock acquisition right as of the relevant point in time ("Paid-in Amount per Share"), multiplied by the number of shares that are the subject of the stock acquisition rights, and is JPY 136,000.

   In the event the Company conducts any stock split or stock consolidation, the Paid-in Amount per Share shall be adjusted by the formula below, and any fractional amount less than one yen resulting from the adjustment shall be rounded up.

$$\text{Paid-in Amount per Share after Adjustment} = \text{Paid-in Amount per Share before Adjustment} \times \frac{1}{\text{Ratio of Stock split or stock consolidation}}$$

   In the event the Company conducts an issuance of new shares or a disposal of treasury stock at prices below market value, the Paid-in Amount per Share shall be adjusted by the formula below, and any fractional amount less than one yen resulting from the adjustment shall be rounded up.

$$\text{Paid-in Amount per Share after Adjustment} = \text{Paid-in Amount Per Share before Adjustment} \times \frac{\text{Shares Outstanding} + \dfrac{\text{Number of Shares Newly Issued or Disposed of} \times \text{Paid-in Amount or Disposal Price per Share}}{\text{Market Value per Share}}}{\text{Shares Outstanding} + \text{Number of shares Newly Issued or Disposed of}}$$

4. Exercise Period of Stock Acquisition Rights

The exercise period of the stock acquisition rights will be from August 1, 2004 to July 31, 2009. In the event the last day of the exercise period falls under a non-business day of the Company, the last day shall be the preceding business day. However, the Company may limit the exercise for a certain period to the extent necessary.

5. Conditions for Exercise of Stock Acquisition Rights

(1) A holder of the stock acquisition right shall be required to be a director, auditor or employee of the Company or Company's affiliates at the time of the stock acquisition right is exercised, provided, however, that such holder has resigned from that position upon satisfying an appointed term of office or faced mandatory retirement.

(2) An exercise of the stock acquisition right by an heir of any holder of stock acquisition rights shall not be permitted.

6. Terms and Conditions for Acquiring Stock Acquisition Rights

If the general shareholders' meeting approves a proposal of a merger agreement under which the Company is dissolved, or a proposal of a share-for-share exchange agreement or a proposal of a share transfer under which the Company becomes a wholly-owned subsidiary, the Company may acquire the stock acquisition rights without compensation.

7. Restriction of Transfer of Stock Acquisition Rights

Approval of the Company's Board of Directors is required for any transfer of stock acquisition rights.

8. Issue of Stock Acquisition Right Certificates

The Company will issue stock acquisition right certificates which represent the stock acquisition rights only upon request of the stock acquisition right holders, unless otherwise provided for by the Company.

9. Amount not to be Incorporated into the Capital out of the New Share Issue Price upon Exercise of the Stock Acquisition Rights

(1) The amount not to be incorporated into the capital out of the new share issue price upon exercise of the stock acquisition rights ("Issue Price per Share") equals the Issue Price per

Share less the amount incorporated into the capital. The amount to be incorporated into the capital shall be the amount to be paid in per share upon exercise of a stock acquisition right multiplied by 0.5, and any fractional amount less than one yen resulting from this calculation shall be rounded up.

(2) The Issue Price per Share shall be the Paid-in Amount per Share.

10. Succession of Obligations related to the Stock Acquisition Rights upon Share-for-Share Exchange and Share Transfer

(1) Upon a share-for-share exchange through which the Company becomes a wholly-owned subsidiary, the Company may have a company which becomes a wholly-owning parent through a share-for-share exchange succeed the obligations related to the stock acquisition rights in accordance with provisions of a share-for-share exchange agreement.

(2) Policies for determination in the case of (1) above regarding the succession of obligations related to the stock acquisition rights shall be as follows, except as provided otherwise in a share-for-share exchange agreement.

(i) Type of shares of the wholly-owning parent to be subject to the stock acquisition rights after the succession

Common stock.

(ii) Number of shares of a wholly-owning parent to be subject to the stock acquisition rights after the succession

The number of shares of a wholly-owning parent to be subject to the stock acquisition rights after the succession shall be the number adjusted in a proportion to a ratio of the share-for-share exchange or the share transfer, and any fractional amount less than one yen resulting from the adjustment shall be rounded down.

(iii) Paid-in Amount upon exercise of stock acquisition rights after the succession

The Paid-in Amount per a stock acquisition right upon exercise by a wholly-owing company after the succession shall be an amount adjusted in a proportion to a ratio of the share-for-share exchange or the share transfer, and any fractional amount less than one yen resulting from the adjustment will be rounded up.

(iv) Exercise period of stock acquisition rights after the succession

From a date of the share-for-share exchange until July 31, 2009.

(v) Conditions of exercise of stock acquisition rights after the succession, terms and conditions of acquisition and restrictions of transfer of stock acquisition rights after the succession

The provisions of 5, 6 and 7 above shall apply correspondingly in respect of conditions of exercise of stock acquisition rights after the succession, and terms and conditions for acquiring and restrictions of transfer for stock acquisition rights after the succession.

(3) Upon a share transfer in which the Company becomes a wholly-owned subsidiary, the Company may have the company becoming a wholly-owning parent in a share transfer succeed the obligations related to the stock acquisition rights in accordance with the resolution of the share transfer.

(4) (2) above shall apply correspondingly to the policies for the determination in the case of (3) above regarding the succession of obligations related to the stock acquisition rights. In this case, the term "share-for-share exchange agreement" in (2) above shall be replaced with the term "proposal for share transfer", except as provided otherwise in the proposal for a share transfer and a resolution of the Board of Directors of the wholly-owning parent.

Exhibit 3

Stock Acquisition Rights Series 1 of AIN CFS HOLDINGS Co., Ltd.

1. Name of the Stock Acquisition Rights
   Stock Acquisition Rights Series 1 of AIN CFS HOLDINGS Co., Ltd.

2. Type and Number of Shares subject to the Stock Acquisition Rights

   The type of shares subject to the stock acquisition rights shall be shares of common stock of AIN CFS HOLDINGS Co., Ltd. ("Company"), and the number of shares subject to each stock acquisition right ("Number of Shares Granted") shall be 125 shares.

   However, on or after November 6, 2007 and before the date of incorporation of the Company, if AIN PHARMACIEZ INC. ("AIN PHARMACIEZ") conducts any stock split (including gratis issue of common stock; hereafter, the same.) or any stock consolidation of common stock of AIN PHARMACIEZ, or if the Company conducts any stock split or any stock consolidation of the Company's common stock after issuance of stock acquisition rights, the Number of Shares Granted will be adjusted by the formula below, and any fractional shares resulting from such adjustment shall be rounded down.

Number of Shares Granted after adjustment	=	Number of Shares Granted before adjustment	×	Ratio of stock split or stock consolidation

   The Number of Shares Granted after adjustment shall be applied (i) in the case of stock split, on or after the date following the record date of such stock split, and (ii) in the case of stock consolidation, on or after the effective date thereof. However, when a stock split is conducted under the condition that an item to reduce the amount of surplus and increase capital or capital reserve will be approved at the Company's general meeting of shareholders, and when a date prior to the date of closing of the aforementioned general meeting of shareholders is set as the record date for the stock split, on or after the day following the day of closing of the aforementioned general meeting of shareholders, the Number of Shares Granted after adjustment shall be applied retroactively from the day immediately after the aforementioned record date. In addition, in the event adjustments to the Number of Shares Granted are unavoidable due to a merger, a company split by AIN PHARMACIEZ or other cause on and after November 6, 2007 and before the date of incorporation of the Company or a merger, a company split by the Company or other cause after issuance of stock acquisition rights, the Number of Shares Granted shall be adjusted within a reasonable range taking into account conditions of a merger, company split or other cause.

   Further, when the Number of Shares Granted is adjusted, the Company will notify necessary matters to all holders of stock acquisition rights who are entered in the register of stock acquisition rights ("Stock Acquisition Holders") or make a public notice with respect to necessary matters by the date immediately prior to the date of application of the adjusted Number of Shares Granted. However, in the event the Company is unable to make a notice or public notice by the date immediately prior to the date of the aforementioned application, the Company will make the notice or public notice promptly thereafter.

3. Value of Assets to be Contributed upon Exercise of Stock Acquisition Rights

The value of the assets to be contributed upon exercise of stock acquisition rights shall be equal to the amount obtained by multiplying an amount to be paid for each share which is received upon exercise of stock acquisition rights ("Exercise Price") by the Number of Shares Granted related to a stock acquisition right.

The Exercise Price is JPY 1,088.

However, in the event AIN PHARMACIEZ conducts any stock split or any stock consolidation of its common stock on or after November 6, 2007 and before the date of incorporation of the Company, or in the event the Company conducts any stock split or any stock consolidation of its common stock after issuance of stock acquisition rights, the Exercise Price shall be adjusted by the formula below, and any fractional amount less than one yen resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or stock consolidation}}$$

In addition, in the event AIN PHARMACIEZ conducts an issuance of new shares or a disposal of treasury shares at prices below market value on or after November 6, 2007 and before the date of incorporation of the Company, or in the event the Company conducts an issuance of new shares or a disposal of treasury shares at prices below market value after issuance of stock acquisition rights (excluding transfer by sale of treasury stock in accordance with Article 194 of the Companies Act (request to transfer by sales of fractional shares (*tangenmiman kabushiki*) by any shareholders having fractional shares(*tangenmiman kabushiki*)), and conversion or exercise of securities that will or may be converted to the Company's common stock, or stock acquisition rights that may demand issuance of the Company's common stock (including those attached to bonds with stock acquisition rights)), the Exercise Price shall be adjusted by the formula below, and any fractional amount less than one yen resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Shares outstanding} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in value per Share}}{\text{Market value}}}{\text{Shares outstanding} + \text{Number of newly issued shares}}$$

"Shares outstanding" in the above formula shall mean the total shares of common stock of the Company (or AIN PHARMACIEZ in the event adjustment is performed for issuance of new shares or disposal of treasury shares of common stock of AIN PHARMACIEZ at a price below market value on or after November 6, 2007 and before the date of incorporation of the Company) less total treasury shares of common stock held by the Company (or AIN PHARMACIEZ in the event adjustment is performed for issuance of new shares or disposal of treasury shares of common stock of AIN PHARMACIEZ at a price below market value on or after November 6, 2007 and before the date of incorporation of the Company). In the event treasury shares will be disposed of, the term "Number of newly issued shares" shall be replaced with the term "Number of treasury shares to be disposed of".

In addition, in the event adjustments to the Exercise Price are unavoidable due to a merger, a company split by the Company or other cause, the Exercise Price shall be adjusted within a reasonable range taking into account conditions of any merger, company split or other cause.

4. Exercise Period of the Stock Acquisition Rights

The exercise period of the stock acquisition rights will be from April 1, 2008 to July 31, 2009. In the event the last day of the exercise period falls under a non-business day of the Company, the last day shall be the preceding business day. However, the Company may limit the exercise for a certain period to the extent necessary.

5. Conditions for the Exercise of the Stock Acquisition Rights

(1) A Stock Acquisition Holder shall be required to be a director, auditor or employee of the Company or Company's affiliates at the time the stock acquisition right is exercised; provided, however, such Stock Acquisition Holder has resigned from that position upon satisfying an appointed term of office or faced mandatory retirement.

(2) An exercise of the stock acquisition right by an heir of a Stock Acquisition Holder shall not be permitted.

6. Terms and Conditions for Acquiring Stock Acquisition Rights

If the general shareholders' meeting approves a proposal of a merger agreement under which the Company becomes a dissolved company, a proposal of a share-for-share exchange agreement or a proposal of a share transfer under which the Company becomes a wholly-owned subsidiary (in case no approval of the general shareholders' meeting is required, the Company's Board of Directors approves such proposal), the Company may acquire the stock acquisition rights without compensation on a date which is determined separately by the Board of Directors of the Company.

7. Restriction of the Acquisition of Stock Acquisition Rights by Transfer

Approval of the Company's Board of Directors is required for any acquisition of stock acquisition rights by transfer.

8. Issue of Stock Acquisition Right Certificates

The Company will issue stock acquisition right certificates which represent the stock acquisition rights only upon request of a Stock Acquisition Holder, except as otherwise provided for by the

Company.

9. Capital and Capital Reserve to be Increased when the Company's Shares of Common Stock are Newly Issued upon Exercise of Stock Acquisition Rights

   (1) The amount of increase in capital when shares are issued upon exercise of stock acquisition rights shall be an amount equal to one half (1/2) of the limit on increases in the amount of capital and other items that is calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Regulation, and any fractional amount of less than one yen resulting from the calculation will be rounded up.

   (2) The amount of increase in capital reserve when shares are issued upon exercise of stock acquisition rights shall be the amount of the limit on increases in the amount of capital and other items that is described in (1) above less the amount of capital to be increased that is provided in (1) above.

10. Policies on Determining Extinction of Stock Acquisition Rights when an Organization is Reorganized, and Details of Delivery of Stock Acquisition Rights of Reorganized Companies

    In the event the Company conducts a merger (limited to when the Company will be dissolved as a result of the merger), an absorption-type company split, an incorporation-type company split, a share-for-share exchange or a share transfer (collectively, the "Reorganization"), stock acquisition rights ("Stock Acquisition Rights of the Reorganized Company") of the *Kabushiki Kaisha* set forth in Article 236, Paragraph 1, Item 8 (*i*) through (*ho*) of the Companies Act ("Reorganized Company") will be delivered to Stock Acquisition Holders of the stock acquisition rights outstanding when Reorganization takes effect ("Outstanding Stock Acquisition Rights") under the terms and conditions. In this case, the Outstanding Stock Acquisition Rights are extinguished and the Reorganized Company will newly issue the Stock Acquisition Rights of the Reorganized Company. However, the foregoing will be applicable in the event that the delivery of the Stock Acquisition Rights of the Reorganized Company is set forth in the absorption-type merger agreement, incorporation-type merger agreement, absorption-type company split agreement, incorporation-type company split plan, share-for-share exchange agreement or share transfer plan, in accordance with the terms and conditions below.

    (1) Number of Stock Acquisition Rights of the Reorganized Company to be Delivered

        The number of stock acquisition rights that will be delivered is equal to the number of Outstanding Stock Acquisition Rights that a Stock Acquisition Holder holds.

    (2) Type of Shares of the Reorganized Company to be Subject to Stock Acquisition Rights of the Reorganized Company

        Reorganized Company's common stock.

    (3) The Number of Shares of the Reorganized Company to be Subject to Stock Acquisition Rights of the Reorganized Company

        To be determined in accordance with 2. above, upon consideration of the terms and conditions of Reorganization.

(4) Value of Assets to be Contributed upon Exercise of Stock Acquisition Rights of the Reorganized Company

The value of assets to be contributed upon exercise of Stock Acquisition Rights of the Reorganized Company shall be to the amount obtained by multiplying the Exercise Price after Reorganization that was adjusted upon consideration of the terms and conditions of the Reorganization, by the number of shares subject to such stock acquisition rights determined in accordance with (3) immediately above.

(5) Exercise Period of Stock Acquisition Rights of the Reorganized Company

This period shall be from the effective date of the Reorganization to the end date of the exercise period of stock acquisition rights as provided for in 4. above.

(6) Capital and Capital Reserve to be Increased when Shares are Newly Issued upon Exercise of Stock Acquisition Rights of the Reorganized Company

This shall be determined in accordance with 9. above.

(7) Restrictions on Acquiring Stock Acquisition Rights of the Reorganized Company by Transfer

Restrictions on acquiring Stock Acquisition Rights of the Reorganized Company by transfer shall require the approval of the Board of Directors of the Reorganized Company.

(8) Terms and Conditions for Acquiring Stock Acquisition Rights of the Reorganized Company

This shall be determined in accordance with 6. above.

(9) Other Terms and Conditions of Exercise of Stock Acquisition Rights of the Reorganized Company

This shall be determined in accordance with 5. above.

11. Rules on Fractional Share Generated upon Exercise of Stock Acquisition Rights

If there are fractional shares in the shares delivered to Stock Acquisition Holders who exercised stock acquisition rights, these fractional shares shall be rounded down.

3. Reasons for the share transfer

(1) Appropriateness of the provisions regarding matters in respect of the calculation method for the number of shares of AIN CFS HOLDINGS Co., Ltd. to be issued to the shareholders of the Company and CFS in the share transfer in exchange for the shares held by such shareholders, and its allocation

The Company and CFS have determined that, upon the establishment of "AIN CFS HOLDINGS Co., Ltd." as a wholly-owning parent company in the Share Transfer, the allocation ratio of the shares of common stock of "AIN CFS HOLDINGS Co., Ltd." to be issued to the respective shareholders of the Company and CFS, which will become wholly-owned subsidiaries of such company, shall be as described below.

(i) Basis of calculation of the share transfer ratios

In order to ensure fairness in calculating the share transfer ratios to be used in this share transfer, CFS and the Company appointed PwC Advisory Co., Ltd. ("PwCA") and ABeam M&A Consulting Ltd. ("AMC"), respectively, to estimate the share transfer ratios, and each respectively received a valuation report.

AMC calculated the stock value of each company using the market average share price method, the discounted cash flow method, the comparable peer company method and other methods with respect to both companies. The overview of the results of the preliminary calculations made by AMC is as follows:

Method adopted	Range of valuation of the share transfer ratios (Note)
Market share price analysis	0.25 to 0.33
Discounted cash flow analysis	0.17 to 0.30
Comparable peer company analysis	0.17 to 0.26

With respect to the market average share price method, taking into consideration widely used average calculation periods and market trading records of both companies' shares, average closing share prices and the weighted average turnover for the period of one month and three months, and the weighted average turnover for the period of six months were used with October 3, 2007 as the record date.

(Note) The share transfer ratio will be the number of shares of common stock of the joint holding company to be allocated for one share of common stock of CFS in the case where 1.25 shares of common stock of the joint holding company is allocated for one share of common stock of the Company.

In principle, AMC calculated share transfer ratios using information provided by both companies, publicly available information and other information as is, and did not independently conduct a verification of their accuracy or completeness on the basis of the assumption that all such material, information and other matters are accurate and complete. Furthermore, AMC has not made any independent evaluation, appraisal or assessment with respect to the assets or liabilities (including contingent liabilities) of the companies and their affiliated companies, including individual analysis of each asset and each liability, nor has it made any request to any third-party institutions for appraisal or assessment.

CFS and the Company each took into account the respective calculations of the share transfer ratios made by PwCA and AMC in their determinations of the share transfer ratios.

The primary methodologies that PwCA used to estimate a range of the stock value of each company were the market share price method and the discounted cash flow method. For reference purposes, PwCA also considered the comparable peer company method and other methods with respect to both companies. The overview of the results of the estimations made by PwCA is as follows:

Method adopted	Range of valuation of the share transfer ratios (Note)
Market share price method	0.25 to 0.35
Discounted cash flow method	0.20 to 0.33

With respect to the market share price method, taking into consideration the market share prices trend and turnover volume, average closing share prices and the weighted average turnover for the period of one month, three months, and six months were used with October 3, 2007 as the record date.

(Note) The share transfer ratio will be the number of shares of common stock of the joint holding company to be allocated for one share of common stock of CFS in the case where 1.25 shares of common stock of the joint holding company is allocated for one share of common stock of the Company.

In principle, PwCA estimated the range of share transfer ratios using information provided by both companies, publicly available information and other information as is, and did not independently conduct a verification of their accuracy or completeness on the basis of the assumption that all such material, information and other matters are accurate and complete. Furthermore, PwCA has not made any independent evaluation, appraisal or assessment with respect to the assets or liabilities (including contingent liabilities) of the companies and their affiliated companies, including individual analysis of each asset and each liability, nor has it made any request to any third-party institutions for appraisal or assessment.

(ii) Review of the share transfer ratios

In determining the share transfer ratio, the Company and CFS carried out due diligence on the other and obtained reports from professionals for the purpose of verifying the condition of the counterparty. Furthermore, on the basis of the respective valuation reports obtained from the valuation firms retained by each company, we deliberated and consulted with each other with reference to such materials.

Both companies comprehensively considered the results of the due diligence, the estimated share transfer ratio, and the likelihood of obtaining approval at respective shareholders' meetings, etc., and agreed upon a share transfer ratio within the valuation ranges presented by the respective valuation firms, and obtained the approval of both companies' boards of directors.

	Joint holding company	CFS	AIN PHARMACIEZ
Share transfer ratios	1.00	0.30	1.25

(Note 1) Share allocation ratios
The shares of the joint holding company will be allocated and delivered respectively according to the following ratios:
0.30 shares of common stock of the joint holding company for one share of common stock of CFS; and
1.25 shares of common stock of the joint holding company for one share of common stock of the Company.
Fractions of less than one share will be rounded off.
If any material change is made to the terms forming the basis of calculation, the above share transfer ratios are subject to change upon mutual consultation between the parties.

(Note 2) Number of shares constituting one unit:
The number of shares constituting one (1) unit of the joint holding company is planned to be 100 shares, and with respect to shareholders who hold shares equal to or exceeding a unit of the Company or CFS, shares equal to or exceeding the number of shares constituting a unit will be allocated and delivered (Currently, the number of shares constituting one unit of the Company is 100 shares and the number of shares constituting one unit of CFS is 500 shares).

(Note 3) Number of new shares to be delivered by the joint holding company through the Share Transfer (subject to change):
23,166,485 shares of common stock
The above number of new shares reflects the increase in the number of shares issued by the Company as a result of exercise of share options of the Company between May 1, 2007 and December 28, 2007 (the increase in the number of issued shares of the Company resulting from the exercise of share options: 37,000 shares). Hereafter, if share options of the Company are exercised prior to the incorporation of the joint holding company, the number of shares to be delivered by the joint holding company may change.
Further, CFS has not issued any share options.

(iii) Preparation of the share transfer plan
Subsequently, after confirming that up until November 6, 2007, no material changes had occurred with respect to the conditions forming the basis of the Share Transfer Ratio, the parties' respective board of directors meetings held on the same date passed resolutions approving the preparation of the share transfer plan (the "Plan") providing for the carrying out of the Share Transfer with the Share Transfer Ratio as the share transfer ratio. The Company and CFS jointly prepared the Plan on the same day.

(2) Appropriateness of the provisions regarding the amount of stated capital and reserve of AIN CFS HOLDINGS Co., Ltd.

(i) Stated Capital: JPY 5 billion
(ii) Capital Reserve: JPY 1.25 billion

(iii) Capital Surplus: the amount obtained by subtracting the total amount of (1) and (2) above from the amount of paid-in capital of shareholders in an incorporation-type restructuring as provided in Item 1, Article 83 of the Corporate Accounting Rules

After consulting and considering from the perspective of securing the soundness of company finances and the improvement of flexibility, etc. of capital policies, the Company and CFS determined the capital and capital reserve amounts of "AIN CFS HOLDINGS Co., Ltd." within the scope of Article 83 of the Corporate Accounting Rules.

4. Appropriateness of the provisions regarding matters listed in Article 773, Paragraph 1, Items 9 and 10 of the Companies Act in respect of the share options issued by the Company in accordance with Article 808, Paragraph 3, Item 3 of the Companies Act

Upon considering the details of the stock options issued by the Company and the share transfer ratio, the Company and CFS consulted and determined that, from the perspective of equally protecting the rights of the holders of shares of common stock and the holders of each share options, Stock Acquisition Rights Series 1 of "AIN CFS HOLDINGS Co., Ltd." as set forth in Exhibit 3 of the Plan will be issued to the holders of AIN PHARMACIEZ INC. Stock Acquisition Rights Series 1 (details of which are set forth in Exhibit 2 of the Plan) in exchange for such share options held by such option holders at a ratio of 1 option for 1 option.

With respect to subscription rights issued by the Company in accordance with Article 280-19 of the Commercial Code before the amendment in 2001 (issued pursuant to the resolution of the annual shareholders' meeting held on July 27, 2001), it is interpreted that under the Companies Act which is currently in effect, such subscription rights may not be exchanged for share options of the joint holding company upon a share transfer. Accordingly, the Company has imposed a reasonable limitation upon the exercise period of such stock options by a board of directors' resolution in accordance with the terms of such subscription rights, and any such stock option not exercised on or prior to February 29, 2008, the day before the effective date of the Share Transfer, shall become null and void.

Further, CFS has not issued any share options.

5. Matters provided in Article 206, Item 3 of the Enforcement Ordinance of the Companies Act

(1) Details of financial statements, etc. for the most recently ended business year of CFS

As set forth in pages 41 through 87.

(2) Details of events occurring after the last day of the most recently ended business year of CFS which had significant impact on the financial status of the company

Not applicable.

6. Matters provided in Article 206, Item 4 of the Enforcement Ordinance of the Companies Act

Details of disposition of material assets, significant liabilities owed and other events occurring after the last day of the most recently ended business year of the Company which had significant impact on the financial status of the company

(Acquisition of shares of Asahi Pharmacy Co., Ltd.)
On May 31, 2007, the Company resolved at the board of directors meeting to acquire all shares of Asahi Pharmacy Co., Ltd. from its sole shareholder, executed the Share Transfer Agreement on the same date and acquired all shares on June 15, making it a subsidiary of the Company.

(1) Purpose of the acquisition
The Group operates a nationwide chain of prescription pharmacies, and the eight companies of the Group (including the Company) are making efforts to expand the business through aggressive business development and M&A. The environment surrounding the prescription pharmacies business is very severe due to the phased implementation of medical systems revisions to control healthcare costs, such as revisions to pharmaceutical prices and prescription fee structures.
The Group's basic business policy is to promote efficiency of operations by systemizing prescription operations and expanding the business through maximization of economies of scale through mass development of stores.
Asahi Pharmacy Co., Ltd. (Saitama-shi, Saitama) has 86 prescription pharmacies within the Kanto area, and primarily in Saitama-ken, and boasts one of the highest sales volume and profitability levels in the industry.
In addition, Asahi Pharmacy Co., Ltd.'s human resources development is also of a high standard, with its pharmaceutical training center fully-equipped with simulation dispensary and a five-year pharmacist training program.
Through the addition of Asahi Pharmacy Co., Ltd. as a member of the Group, the Group will have over 330 prescription pharmacy stores spanning from Hokkaido to Okinawa, and also will have nearly JPY 100 billion in annual sales in the prescription segment alone.
As a result, the Group will clearly hold an overwhelmingly superior position in the industry, and our corporate value will increase dramatically along with further acceleration of our business expansion.
(2) Overview of the new subsidiary
 (i) Corporate name
 Asahi Pharmacy Co., Ltd.
 (ii) Corporate address
 1-626-1, Higashionari-cho, Kita-ku, Saitama-shi, Saitama-ken
 (iii) Name of representative
 Kazuo Kasuga, Representative Director
 (iv) Capital
 JPY 50,000,000
 (v) Business description
 Operation of prescription pharmacies
(3) Number of shares acquired, total acquisition price and shareholding ratio after the acquisition
 (i) Number of shares acquired
 71,000 shares
 (ii) Total acquisition price
 JPY 8,000 million
 (iii) Shareholding ratio after acquisition
 100.0%

(4) Acquisition date
June 15, 2007

7. Directors of the wholly-owning parent company to be established

Individuals who will become directors of "AIN CFS HOLDINGS Co., Ltd." are the following 10 individuals.

Name (Date of birth)	Brief history, title, responsibility and representation of other legal entities, etc.		(1) Number of the Company's shares owned (2) Number of CFS' shares owned (3) Number of shares of "AIN CFS HOLDINGS Co., Ltd." to be allotted
Kenji Ishida (August 13, 1932)	December, 1955	Y.K. Ishida Pharmacy	(1) 200 shares (2) 1,006,900 shares (3) 302,320 shares
	August, 1968	Director of K.K. HAC Ishida	
	October, 1969	Representative Director and President of the above company	
	August, 1993	Representative Director and Executive Vice President of K.K. HAC Kimisawa (currently CFS)	
	May, 1996	Representative Director and President of the above company	
	February, 2002	Representative Director, Chairman and President of the above company	
	February 2003	Representative Director and Chairman of the above company	
	February, 2007	Representative Director, Chairman and President of the above company (to the present)	
	Representation of other legal entities: President and Representative Director of ISHIDA CO., LTD.		
Kiichi Ohtani (July 19, 1951)	July, 1980	Representative Director and President of OTANI CO., LTD.	(1) 1,894,200 shares (2) 0 share (3) 2,367,750 shares
	November, 1981	Incorporated Daiichi CLINICAL LABORATORIES INC. (Asahikawa-City) and assumed office as Director	
	July, 1983	Representative Director and President of the above company	
	May, 1985	Executive Managing Director of the Company	
	May, 1988	Representative Director and President of the Company (to the present)	
	June, 1994	Representative Director and President of AIN MEDICAL SYSTEMS Inc.	
	March, 1999	Chairman and Director of the above company (to the present)	
Yoshiaki Imagawa (July 28, 1939)	April, 1961	Imagawa Pharmacy (family business)	(1) 1,240,600 shares (2) 0 share (3) 1,550,750 shares
	April, 1970	Incorporated Imagawa Pharmacy K.K. and assumed office as Director	
	April, 1981	Representative Director and President of the above company	
	November, 2002	Representative Director and Chairman of the Company (to the present)	

Name (Date of birth)	Brief history, title, responsibility and representation of other legal entities, etc.		(1) Number of the Company's shares owned (2) Number of CFS' shares owned (3) Number of shares of "AIN CFS HOLDINGS Co., Ltd." to be allotted
Kenji Matsuoka (February 28, 1959)	April, 1983	Joined K.K. Kimisawa (currently CFS)	(1) 0 share (2) 4,000 shares (3) 1,200 shares
	May, 1998	Director and General Manager of the Coporate Management Department of the above company	
	May, 2000	Officer and General Manager of the Corporate Planning and Management Department of the above company	
	May, 2002	Director of the above company (to the present)	
	February, 2007	General Manager of Drug Store Business Headquarters of the above company (to the present)	
	May, 2007	Executive Vice President of the above company (to the present)	
	Representation of other legal entities Representative Director and President of K.K. Kannami Shopping Center		
Takehiko Ishida (June 14, 1961)	July, 1991	Joined K.K. HAC Ishida	(1) 0 share (2) 794,000 shares (3) 238,200 shares
	May, 1996	Director and Associate Manager of the Drug Store Business Headquarters of K.K. HAC Kimisawa (currently CFS)	
	February, 2001	Officer and General Manager of the Drug Store Business Headquarters of the above company	
	February, 2006	General Manager of the Business Development Headquarters of the above company	
	May, 2006	Director of the above company (to the present)	
	February, 2007	General Manager of the Management Planning Department of the above company (to the present)	
	May, 2007	Executive Vice President of the above company (to the present)	
	Representation of other legal entities Representative Director and Chairman of K.K. Home Pharmacy		

Name (Date of birth)	Brief history, title, responsibility and representation of other legal entities, etc.		(1) Number of the Company's shares owned (2) Number of CFS' shares owned (3) Number of shares of "AIN CFS HOLDINGS Co., Ltd." to be allotted
Yasuo Kimizawa (April 13, 1960)	April, 1986	Joined K.K. Kimisawa (currently CFS)	(1) 0 share (2) 642,010 shares (3) 192,603 shares
	May, 1996	Director and Associate Manager of the Supermarket Business Headquarters of the above company	
	May, 1998	Executive Managing Director and Associate Manager of the Combo Sales Headquarters of the above company	
	August, 2000	General Manager of the Food Business Headquarters of the above company	
	February, 2002	General Manager of the Food Company of the above company	
	May, 2002	Director of the above company (to the present)	
	February, 2003	General Manager of the President's Office and the Information Management Department of the above company	
	February, 2004	General Manager of the Research and Information Department of the above company	
	February, 2007	General Manager of the Business Planning Department of the above company (to the present)	
	Representation of other legal entities Representative Director and President of K.K. Kizuna Insurance		
Morihiro Takechi (April 28, 1952)	April, 1986	Joined K.K. Kusuri-no Ishida	(1) 0 share (2) 35,700 shares (3) 10,710 shares
	April, 1997	Director of K.K. RX Network	
	February, 2000	Executive Managing Director of the above company	
	February, 2001	General Manager of the WHB Promotion Department of the Business Supervising Headquarters of K.K. HAC Kimisawa (currently CFS)	
	February, 2002	Officer and General Manager of the Drug Store Company Education Promotion Department of the above company	
	February, 2003	General Manager of the IT Promotion Department of the Business Affairs Headquarters of the above company	
	May, 2004	Full-Time Corporate Auditor of the the company	
	May, 2007	Director and General Manager of the Financial Headquarters of the above company (to the present)	

Name (Date of birth)	Brief history, title, responsibility and representation of other legal entities, etc.	(1) Number of the Company's shares owned (2) Number of CFS' shares owned (3) Number of shares of "AIN CFS HOLDINGS Co., Ltd." to be allotted
Tadashi Nagumo (July 27, 1954)	February, 1982 Joined Daiichi CLINICAL LABORATORIES INC. (Asahikawa-City) May, 1988 General Manager of the 2nd Sales Department of the Company May, 1989 Executive Managing Director and General Manager of Diagnosis Business Department of the Company May, 1993 Executive Director of the Company May, 1995 General Manager of the Pharmaceutical Business Department of the Company May, 2003 Representative Director and Executive Vice President of the Company (to the present) Representation of other legal entities Representative Director and President of K.K. Miyako AIN	(1) 44,000 shares (2) 0 share (3) 55,000 shares
Hiromi Kato (November 23, 1949)	March, 1983 Joined Daiichi CLINICAL LABORATORIES INC. (Asahikawa-City) June, 1989 General Manager of General Affairs Department of the Management Headquarters of the Company July, 1992 Director of the Company May, 1995 General Manager of the Human Resources Department of the Administrative Headquarters of the Company July, 1996 Executive Managing Director of the Company September, 1996 General Manager of the Administrative Headquarters of the Company August, 2000 General Manager of the Human Resources Headquarters of the Company May, 2003 Executive Director of the Company (to the present) Representation of other legal entities Representative Director and President of DAITIKU Co., Ltd. Representative Director and President of Asahi Pharmacy Co., Ltd.	(1) 23,400 shares (2) 0 share (3) 29,250 shares
Junichi Kawai (December 20, 1945)	April, 1964 Joined HOKKAIDO BANK, LTD. May, 1988 Branch Manager of Makomanai Branch of the above bank June, 1992 Branch Manager of Noboribetsu Branch of the above bank April, 1995 Seconded to the Company May, 1995 General Manager of Accounting Department of the Administrative Headquarters of the Company July, 1996 Director of the Company December, 1997 Retired from HOKKAIDO BANK, LTD. August, 1999 Executive Managing Director and General Manager of the Administrative Headquarters of the Company August, 2000 General Manager of the Administrative Headquarters and the General Affairs Department of the Company May, 2001 General Manager of the Administrative Headquarters of the Company (to the present) May, 2003 Executive Director of the Company (to the present)	(1) 5,000 shares (2) 0 share (3) 6,250 shares

(Note)
There is no special relationship of interest between each candidate and the Company and CFS, and we do not expect any special relationship of interest between each candidate and "AIN CFS HOLDINGS Co., Ltd."

8. Corporate Auditors of the wholly-owning parent company to be established

Individuals who will become corporate auditors of "AIN CFS HOLDINGS Co., Ltd." are the following 5 individuals.

Name (Date of birth)	Brief history, title, responsibility and representation of other legal entities, etc.		(1) Number of the Company's shares owned (2) Number of CFS' shares owned (3) Number of shares of "AIN CFS HOLDINGS Co., Ltd." to be allotted
Hideo Sasaki (August 16, 1947)	April, 1972	Joined Taiyo Bank (currently Sumitomo Mitsui Banking Corporation)	(1) 0 share (2) 0 share (3) 0 share
	April, 1996	Branch Manager of Hachioji Branch of the above bank	
	April, 1998	Branch Manager of Hiratsuka Branch of the above bank	
	May, 2000	Seconded to K.K. HAC Kimisawa (currently CFS)	
	May, 2001	Joined the above company	
	February, 2002	Officer and General Manager of the Business Support Center of the above company	
	February, 2003	General Manager of the Financial Department of the Financial and Human Resources Headquarters of the above company	
	April, 2007	Officer and General Manager of the Financial Headquarters of the above company	
	May, 2007	Full-Time Corporate Auditor of the above company (to the present)	
Shohachi Oki (March 7, 1935)	April, 1967	Admitted to the bar	(1) 0 share (2) 6,500 shares (3) 1,950 shares
	February, 1979	Corporate Auditor of OKAMURA CORPORATION (to the present)	
	July, 2000	Chairman of the Yokohama City Council on Personal Information (to the present)	
	May, 2007	Corporate Auditor of CFS(to the present)	
Yasuaki Noda (January 6, 1943)	April, 1961	Joined THE SHIZUOKA BANK. LTD.	(1) 0 share (2) 0 share (3) 0 share
	June, 1993	Branch Manager of Atami Branch of the above bank	
	May, 1995	Director and Branch Manager of Numazu Branch of the above bank	
	June, 1997	General Manager of the Sales Department of the Headquarter of the above bank	
	June, 1999	Executive Managing Director and General Manager of the Central Area Company	
	June 2001	Representative Director and President of Shizuoka Mortgage Service K.K.	
	June, 2005	Representative Director and Chairman of the above company (to the present)	
	May, 2006	Corporate Auditor of CFS (to the present)	

Name (Date of birth)	Brief history, title, responsibility and representation of other legal entities, etc.		(1) Number of the Company's shares owned (2) Number of CFS' shares owned (3) Number of shares of "AIN CFS HOLDINGS Co., Ltd." to be allotted
Toshio Hamanaka (June 7, 1952)	April, 1975	Joined Kanebo Pharmaceuticals K.K. (currently Kracie Pharmaceutical, Ltd.)	(1) 0 share (2) 0 share (3) 0 share
	December, 2003	Joined the Company	
	December, 2004	General Manager of Hokkaido Branch of the Pharmaceutical Business Department of the Company	
	April, 2005	Branch Manager of Kanto Branch of the Pharmaceutical Business Department of the Company	
	April, 2006	Director of WHOLESALE STARS Co., Ltd. (to the present)	
	June, 2007	Executive Managing Director of the above company (to the present)	
Hideo Miyake (January 21, 1953)	October, 1976	Joined Price, Waterhouse & Co.	(1) 1,000 shares (2) 0 share (3) 1,250 shares
	September, 1980	Registered as a certified public accountant	
	July, 1994	Partner of Aoyama Audit Corporation (Partner of Price Waterhouse & Co.)	
	August, 1995	Joined Deloitte Touche Tohmatsu	
	April, 1996	Partner of the above entity	
	October 2007	Resigned from above company	
	November 2007	Chief Executive Officer of MANAGEMENT ENGINE.JAPAN CO.,LTD. (to the present)	

(Notes)

1. There is no special relationship of interest between each candidate and the Company and CFS, and we do not expect any special relationship of interest with "AIN CFS HOLDINGS Co., Ltd."
2. Mr. Toshio Hamanaka is scheduled to resign from his position as Director of WHOLESALE STARS Co. Ltd. by the incorporation date of AIN CFS HOLDINGS Co., Ltd.
3. Mr. Shohachi Oki, Mr. Tasuaki Noda and Mr. Hideo Miyake are candidates for outside corporate auditor as defined in Article 2, Paragraph 3, Item 8 of the Enforcement Ordinance of the Companies Act.
4. Reasons for appointing the outside corporate auditor candidates
   (1) We request the appointment of Mr. Shohachi Oki as an outside corporate auditor because he has specialized knowledge and extensive experience as an attorney, which will be reflected in accurate advice and audits from a non-interested perspective.
   (2) We request the appointment of Mr. Yasuaki Noda as an outside corporate auditor because he has specialized knowledge and extensive experience acquired through his involvement in the management of a financial institution and its affiliated company, which will be reflected in accurate advice and audits from a non-interested perspective.
   (3) We request the appointment of Mr. Hideo Miyake as an outside corporate auditor because he has specialized knowledge in accounting and taxation as a certified public accountant and extensive experience gained through a wide range of business support consulting, which will be reflected in accurate advice and audits from a non-interested perspective.
5. In cases where candidates for outside corporate auditors have not been involved with management of a company in ways other than being outside directors or outside corporate

auditors, reasons for determining the candidates who have never been involved in management can properly perform their duties as outside corporate auditors
As to Mr. Shohachi Oki, we determined that he can properly perform his duties as an outside corporate auditor based on his knowledge of corporate legal practice and his track record of serving as outside corporate auditors for other companies.

9. Accounting auditor of the wholly-owning parent company to be established

The entity that will become the accounting auditor of "AIN CFS HOLDINGS Co., Ltd." is as follows.

Name	Ernst & Young ShinNihon		
Principle place of business	Hibiya Kokusai Building, 2-3, Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo		
Overview (as of September 30, 2007)	Certified public accountants		2,270
	Other audit specialists		1,631
	Other staff		1,070
	Total		4,971
	Number of audited companies		5,191
	Capital		JPY 2,146,000,000
	Number of offices	Domestic offices	33
		Liaison offices	4
		Overseas offices	25
History	April, 2000	Ota-Showa Audit Corporation (incorporated in October, 1988) and Century Audit Corporation (incorporated in January, 1989) merged and formed Ota-Showa-Century Audit Corporation.	
	July, 2001	Renamed to Ernst & Young ShinNihon	

10. Other matters relating to this proposal

This proposal shall become effective if it is approved by the Company and CFS at the meetings of the shareholders in accordance with Article 10 of the Plan.

Further, in the event the Share Transfer becomes null and void pursuant to Articles 15 of the Plan (Effectiveness of this Plan) or Article 16 of the Plan (Change of Circumstances), or in the event that the Share Transfer is suspended or terminated, the resolution of the proposal shall lose its effect.

(Details of financial statements, etc. for
the most recently ended business year of CFS)

Business Report
(From February 21, 2006 to February 20, 2007)

1. Current state of the Company Group
   (1) Progress and results of business

Although the industry continued to recover in during this consolidated fiscal year, growth of consumer spending as a whole did not pick up, and amid the increasingly fierce competition due to opening of new stores and and sales competition even with different industries, sales stagnated, especially for seasonal goods which were affected by irregular weather such as the prolonged rainy season and warm winter.

Under such circumstances, the Company opened "Hac Drug Wakaba Keyaki Mall Store" (Tachikawa-shi, Tokyo) in a shopping mall complex in March 2006 as a part of the development of anti-aging care stores, to establish a new store model. In addition, with respect to its merchandising policy, the Company enhanced its cooperation with strategic business partners, and through this cooperation, endeavored to strengthen the selling power especially for high value-added products and to focus on developing and selling high quality private brand products (HJB).

To promote the business reform, the Company improved efficiency of store operations by conducting verification of efficacy at a model store as well as at existing stores, and at the same time, replaced the cash register system at all stores and aggressively advanced construction of a store support system, etc., through IT investment. Furthermore, the Company introduced a CFS meister system and a CFS associate system to strengthen development and utilization of "human resources."

As at the end of the current term, there are 11 HmB stores of The Daiei, Inc. to which the Company provides guidance for store management pursuant to the business alliance with The Daiei, Inc. Starting from October, the Company has gradually started to supply healthcare-related products to all The Daiei, Inc. stores, including these HmB stores.

The Company opened a total of 23 stores - 10 in Kanagawa-ken (prefecture), seven in Shizuoka-ken, four in Tokyo, two in Chiba-ken - and closed five stores. As a result, the number of stores at the end of this consolidated fiscal year totalled 288, of which there are 251 drug stores, constituting of 128 in Kanagawa-ken, 94 in Shizuoka-ken, and 29 in Tokyoand other areas; 24 supermarkets and combo (combination stores), constituting of 19 in Shizuoka-ken, four in Kanagawa-ken, and one in Tokyo; and 13 doughnuts manufacturing and sales stores in Shizuoka-ken. 61 drugstores out of these 251 deal with prescriptions.

As a result of the above, the consolidated net sales for this consolidated fiscal year was JPY 142,157 million, a decrease of JPY 3,724 million (2.6%) from the previous consolidated fiscal year. Under such circumstances, the Company's effort to cut back sales and general administrative expenses did not help to avoid a substantial decrease in the gross profit on sales resulting from the decrease in net sales. Furthermore, the increase of the ratio of sales from prescription (nontaxable sales) against sales made the percentage of the taxable sales less than 95%, which restricted the Company from receiving a tax credit for a part of the consumption tax for purchasing supplies, etc., resulting in increase of taxes and public charges by JPY 325 million, and thus causing JPY 10 million of consolidated operation loss. The consolidated ordinary income was JPY 125 million, a decrease of JPY 2,029 million (94.2%) from the previous consolidated fiscal year.

In connection with adoption of the "Accounting Standard of Impairment Loss of Fixed Assets" from this consolidated fiscal year, the Company recorded impairment loss of JPY 3,212 million. The Company also recorded a loss of JPY 560 million on loss for closing stores, aslarge-scale storesand others are scheduled to be closed in the next term. As a result, the Company regrettably recorded a net loss of JPY 3,151 million for this consolidated term.

The following is an overview of each business.

(Drugstore Business)
For the drugstore business, the Company endeavored to establish a store model for anti-aging care stores as well as to strengthen the expertise and the sales force of shops, while aggressively developing "Hac Express" with a theme of "convenience drugstores" for railroad stations, opening "Hac Express Atré Omori" (Ota-ku, Tokyo) and "Hac Express Atré Kameido" (Koto-ku, Tokyo) in March 2006, and "Hac Express Joinus" (Nishi-ku, Yokohama-shi) in April 2006.

In addition, to open stores in a complex-type commercial facility which attract many customers, the Company opened "Hac Drug Itoyokado Kamagaya Store" (Kamagaya-shi, Chiba-ken), "Hac Drug KEIKYU FHaB Store" (Yokosuka-shi, Kanagawa-ken), "Hac Drug Sumiregaoka Co-op Store" (Tsuzuki-ku, Yokohama-shi) and "Hac Drug Katakura Co-op Store" (Kanagawa-ku, Yokohama-shi); and opened "Hac Drug Hiratsuka-Kouchi Store" (Hiratsuka-shi, Kanagawa-ken) in a shopping center operated by a subsidiary of AEON Co., Ltd. as a part of the Company's joint cooperation with AEON Co., Ltd.

The Company opened 21 stores including the above, and continued to focus on area domination of the area centering on Kanagawa-ken and Shizuoka-ken, while aggressively advancing into the Tokyo area. At the same time, the Company renovated 13 existing stores to compete with competitors and adapt to changes in market conditions, and closed 4 underperforming stores which included relocation to The Isehara Store of The Daiei, Inc.

However, due to substantial influence from irregular weather and expansion by competitors, the net sales of the drugstore business was JPY 97,693 million, a decrease of 3.3% from the previous consolidated fiscal year.

(Food Business)
With a sales policy for the food business (supermarkets and combo) of "Tasty & Fresh", the Company aggressively worked to establish a community-based supermarket devoted to "local production and local consumption", and to expand the range of food, fresh products, and prepared food in five existing stores in order to increase regular customers and frequency of visits to stores. Also, in September, the Company opened "Kimisawa Gotenba-binsenzuka Store" (Gotenba-shi, Shizuoka-ken), a new type of a model store which promotes health as a part of its policy focusing on the eastern area of Shizuoka; and "Kimisawa Numazu Katakura Park Store" (Numazu-shi, Shizuoka-ken) which adjoins the "Hac Drug" in the Company's first full-scale complex-type commercial facility. Meanwhile, the Company closed "The Combo Fujieda Store" (Fujieda-shi, Shizuoka-ken) and leased a part of it to another company, and reopened it as "Hac Drug Fujieda Store" after renovation.

However, due to similar reasons with the drugstore business, the net sales was JPY 41,701 million, a decrease of 1.1% from the previous consolidated fiscal year.

(Doughnut Manufacture and Sales, Product Supply, etc., and Other Businesses)
The net sales of the doughnut manufacture and sales business (member stores of Mister Doughnuts) grew steadily due to factors, including a change in the promotional campaign method to introduce a point card system from this consolidated fiscal year, and increased 7.6% from the previous consolidated fiscal year to JPY 1,248 million. The net sales for the product supply, etc., business were JPY 946 million, down 0.1% from the previous consolidated fiscal year. The net sales from other businesses JPY 567 million, down 5.4% from the previous consolidated fiscal year.

(2) Capital investment, etc., and financing
The Company Group's total capital investment was an aggregate of JPY 3,566 million for the opening of 23 new stores, and expansion and reduction of floor space and renovation for 13 stores during this consolidated fiscal year, which was self-financed or financed from borrowings.
The Company did not procure finance by issuing corporate bonds or new shares this term.

(3) Acquisition or disposal of shares, other equity interest or share options (*shinkabu yoyaku-ken*), etc. of other companies
To strengthen the prescription business, the Company acquired all shares of Kabushiki Kaisha Home Pharmacy, which engages in promoting and developing at-home prescription businesses, in September 2006, making it a

wholly-owned subsidiary.

(4) Issues to be addressed

Although it is expected that the circumstances surrounding the drugstore and supermarket industries will become increasingly competitive due to a rush of store openings and sales competition even with different industries, the needs for maintaining and enhancing both mental and physical health is ever increasing with customers wishing for continuance of youth and health in an aging of society and increase of lifestyle-related diseases. To meet such needs, the Company will consistently aim at operating stores with high customer satisfaction based on a relationship of trust with our customers.

In the drugstore business, the Company will expand and improve existing stores and opening new stores in the area the Company has a commercial force in by strengthening of existing stores and opening of new stores. Furthermore, it will support customers to have a healthy and comfortable life by providing service such as holding health consultation sessions with national registered dietitians and pharmacists. In addition, the Company will continue to develop high value added PB products through strengthening affiliation with strategic trading partners, and aggressively open stores in medical malls as a part of strengthening its prescription department. Furthermore, the Company will continue to provide quality websites such as the "e-health Web", which provides medical and health information, and "Hac Drug Online Shop", which is an online site to sell health food products and high-value added products originally developed by the Company.

In the food business, with the Company's sales policy of "Tasty & Fresh", it will aim to establish community-based supermarkets. In addition, in order to heighten food safety and security, the Company will not only further strengthen its management system, but also establish stores which provides advice on health by sending out information relating to food and health, as seen in the health proposal booth and cooking support provided in the supermarket opened in the eastern area of Shizuoka in September.

As a common issue relating to both businesses, first, as a store policy, the Company recorded impairment losses in this consolidated fiscal year which caused a substantial decrease in profits, and will contine to reexamine store revenue and close unprofitable stores and aggressively relocate existing stores including through scrap-and-build, and will also reexamine costs for opening stores. Next, as a sales policy, the Company will continue to focus on establishing regular customers, and endeavor to provide products at a price the customers will support and to widen the range of products, by emphasizing the price appeal for commodity products and focusing on the product value for high-value added products (HJB). Meanwhile, for costs, the Company will reexamine the "costs that are not directly beneficial for customers", and aim at having a small main office by continuing to promote the efficiency and streamlining of the overall business by business restructuring (BPR). In addition, for the human resource policy, the Company will aggressively promote development and utilization of "human resources" by the operation of the CFS meister system and the CFS associate system introduced in the first half of this term.

As stated above, the Company will pull together to work to recover business results, under a basic theme to always think and act from a viewpoint of the customers.

In relation to AEON Co., Ltd., the Company will continue to consider a way of joint cooperation to mutually enhance corporate value under a new relationship based on equal partnership.

The entire Company will work to prevent the recurrence of inappropriate over-the-counter sales of medical products that necessitate prescription by doctors, etc. under the revised Pharmaceutical Law, by re-training of pharmacists and other ways.

In addition, the Company's board of directors passed a resolution of a basic policy for internal control in May 2006, and revised its system and relevant rules in accordance with this basic policy. With respect to the legal compliance system in particular, the Company has established a compliance rule based on the "CFS-ship (standards of conduct)", a code of conduct of the Company, and in October, established a compliance committee and initiated a compliance program, and will continue to strengthen the compliance system.

As to environmental issues, in addition to the collection of milk cartons, empty cans and trays, the Company has started full-scale cooperation with the general waste disposal system operated by Shizuoka prefecture to reduce the amount of food waste.

As part of social contributions to local communities, the Company has been a special sponsor for child soccer tournaments in Shizuoka and Kanagawa prefectures, and health walk events for customers, and will continuously endeavor to share proceeds from jointly planned events with trading partners to society.

The Company would highly appreciate continued support and guidance from its shareholers.

(5) Changes in Assets and Profits and Losses

	FY 2003 (57th term)	FY 2004 (58th term)	FY 2005 (59th term)	FY 2006 (60th term)
(i)Company Group				
Net sales (million yen)	149,336	147,654	145,881	142,157
Ordinary (million yen)	2,481	1,790	2,155	125
Net income or net loss (million yen)	843	652	1,025	Δ3,151
Net income per share or net loss (Δ) per share (yen)	28.08	21.73	33.41	Δ105.40
Gross assets (million yen)	56,139	54,299	53,825	51,970
Net assets (million yen)	20,170	20,450	21,083	17,497
Net assets per share (yen)	674.36	683.77	704.22	585.18
(ii) Company				
Net sales (million yen)	147,947	146,386	144,481	140,700
Ordinary income (million yen)	2,384	1,669	2,079	23
Net income or net loss (million yen)	807	607	998	Δ3,156
Net income per share or net loss (Δ) per share (yen)	27.00	20.33	32.59	Δ105.57
Gross assets (million yen)	55,377	53,357	53,087	51,197
Net assets (million yen)	19,725	19,963	20,571	16,981
Net assets per share (yen)	659.61	667.58	687.17	567.95

Note: From the 60th term, the Company applies the "Accounting Standards relating to Indication of Net Assets in Balance Sheets" (Corporate Accounting Standards No. 5) and the "Guidelines for the Application of Accounting Standards, etc., relating to Indication of Net Assets in Balance Sheets" (Guidelines for the Application of Corporate Accounting Standards No. 8). The "Net assets" in the above table shows the total amount of the shareholders' equity up to the 59th term, and the total amount of net assets for the 60th term.

(6) State of significant subsidiaries

Corporate Name	Capital (million yen)	Company's investment ratio(%)	Major line of business
Kabushiki Kaisha Kizuna Foods	10	100	Production and sale of food products such as prepared food.
Kabushiki Kaisha Yan Yan	10	100	Sale of sweets etc.
Kabushiki Kaisha Kizuna Sogo Kaihatsu	80	100	Store planning and management.

The above three companies are consolidated subsidiaries of the Company, and four companies, Kabushiki Kaisha Kizuna Insurance, Kabushiki Kaisha

Kannami Kimisawa, Kabushiki Kaisha CFS Suns, and Kabushiki Kaisha Home Pharmacy are subsidiaries which do not fall under significant subsidiaries. Kabushiki Kaisha CFS Suns was incorporated as a special subsidiary under the Law for Employment Promotion, etc., of Persons with Disabilities in August 2006, and received approval from the Minister of Health, Labor and Welfare on September 1.

(7) Major line of business

The Company Group's main business is the sale of food products such as prepared food and fresh food and pharmaceutical products, cosmetic items, clothing, miscellaneous daily goods, home improvement products, garden supplies, pet-accessories, auto supplies, etc.

The details are descried in "1. Current state of the Company Group (1) Progress and results of business."

(8) Major offices

(i) The Company's major office locations

Head Office: 13-4, Hirokoji-cho, Mishima-shi, Shizuoka-ken

Main Office: 2-3-19, Shin-yokohama, Kohoku-ku, Yokohama-shi, Kanagawa-ken

Ooba Office of Food Products Division:
9-1, Mamiya, Kannami-cho, Tagata-gun, Shizuoka-ken

Food Logistics Center:
2608-56 Hara, Numazu-shi, Shizuoka-ken

Drug Logistics Centers:
6846 Nakatsu-Aza-otsukashita, Aikawa-machi, Aiko-gun, Kanagawa-ken
1120 Gokanjima Chigami, Fuji-shi, Shizuoka-ken
755-1 Nakajima, Suruga-ku, Shizuoka-shi, Shizuoka-ken

Stores: 275 stores

Location	Classification	Number of stores
Shizuoka-ken	Combo	4
	Supermarket	15
	Drugstore	94
	Subtotal	113
Kanagawa-ken	Combo	1
	Supermarket	3
	Drugstore	128
	Subtotal	132
Tokyo	Supermarket	1
	Drugstore	25
	Subtotal	26

Chiba-ken	Drugstore	3
	Subtotal	3
Yamanashi-ken	Drugstore	1
	Subtotal	1
Total		275

Note: Other than those indicated above, the following stores exist as dealerships.

Drugstores: 3 in Shizuoka-ken, 4 in Kanagawa-ken, 1 in Nagano-ken

(ii) Major offices of subsidiaries

Kabushiki Kaisha Kizuna Foods
51-1 Matsumoto, Mishima-shi, Shizuoka-ken

Kabushiki Kaisha Yan Yan
2608-56 Hara, Numazu-shi, Shizuoka-ken
In addition, there are 13 Mister Donut member stores in Shizuoka-ken.

Kabushiki Kaisha Kizuna Sogo Kaihatsu
2-3-19 Shin-yokohama, Kohoku-ku, Yokohama-shi, Kanagawa-ken

(9) State of employees

(i) State of employees of the Company Group

Name of segment by type of business	Number of employees
Drugstore business	829 (2,037)
Food business	339(1,545)
Doughnut manufacturing and sales	17(101)
Other businesses	3(14)
Whole Company (general)	363(64)
Total	1,551(3,761)

Note:

1. Numbers of employees indicates the numbers of employees active, and the annual average number of temporal employees are separately indicated (based on a calculation of conversion to eight working hours) within ( ).

2. The numbe of employees indicated as "whole company (general)" indicates employees belonging to a department which cannot be classified in a specific segment.

(ii) State of the employees of the Company

Number of Employees	Increase/decrease from the previous fiscal year end	Average age	Average years of service
1,508 (3,348)	(increase) 31	35.3	10.3

Note: Numbers of employees indicates the numbers of regular employees, and the annual average number of temporal employees are separately indicated (based on a calculation of conversion to eight working hours) within ( ).

(10) State of major lenders

Lender	Borrowed amount (million yen)
Sumitomo Mitsui Banking Corporation	3,450
THE SHIZUOKA BANK, LTD.	3,400
Suruga Bank Ltd.	1,800
Mizuho Bank, Ltd.	1,300
Nippon Life Insurance Company	1,050
The Shimizu Bank, Ltd.	700
The Bank of Yokohama, Ltd.	500

2. Matters relating to the Company's shares

(1) Status of shares

(i) Total number of authorized shares: 80,000,000 shares

(ii) Total number of shares issued: 29,911,678 shares (including 11,128 shares of treasury stocks)

(iii) (iii) Number of shareholders: 4,010

(iv) (iv) Share unit: 500 shares

(2) Status of major shareholders

Name of shareholder	Number of shares held	Investment ratio
	(thousand shares)	(%)
AEON Co., Ltd.	4,490	15.01
Ishida Co., Ltd.	1,755	5.86
CFS Corporation Kyoeikai	1,199	4.00
Suruga Bank Ltd.	1,120	3.74
Kenji Ishida	1,006	3.36
Takehiko Ishida	794	2.65
Sumitomo Mitsui Banking Corporation	777	2.59
Kimisawa Capital, Ltd.	733	2.45
Fumiko Ishida	653	2.18
Yasuo Kimisawa	642	2.14

Note: The top 10 major shareholders are listed.

3. Matters relating to the Company's officers

(1) Names, etc. of directors and corporate auditors (as of February 20, 2007)

Position within the Company	Name	Position and representation, etc. of other companies, etc.
Representative Director, Chairman and President	Kenji Ishida	
Director	Yukimasa Yoneda	
Director	Yasuo Kimisawa	Research and Information Administrator
Director	Kenji Matsuoka	General Manager of Businesss
Director	Kazumi Yamamoto	General Manager of of Management
Director	Atsushi Hiyoshi	General Manager of Finance and Personnel
Director	Takehiko Ishida	General Manager of Business Development
Director Advisor	Motoya Okada	Director and Representative Executive Officer of AEON Co., Ltd.
Full-time Corporate Auditor	Kazuyoshi Imai	
Full-time Corporate Auditor	Morihiro Takechi	
Corporate Auditor	Hisateru Taniuchi	Full-time Corporate Auditor of AEON CREDIT SERVICE CO., LTD.
Corporate Auditor	Yasuaki Noda	Representative Director and Chairman of Shizuoka Mortgage Service Kabushiki Kaisha

Note:

1. The transfers of officers for this business year are as follows.
   (1) Yukimasa Yoneda, who was the Representative Director and President, resigned from that position as of February 13, 2007, and at the meeting of the board of directors held on the same day, it was decided that Representative Director and Chairman Kenji Ishida assumes an additional post as Representative Director and President.
   (2) Mitsuo Hoshina resigned as corporate auditor as of the closing of the 59th annual shareholders meeting held on May 17, 2006.
   (3) Both Hisateru Taniuchi and Yasuaki Noda were newly appointed as corporate auditors, and assumed the posts at the 59th annual shareholders meeting held on May 17, 2006.
2. The transfers of officers after the end of this business year are as follows.
   (1) Director Yukimasa Yoneda resigned from director as of March 15, 2007.

(2) Director Kazumi Yamamoto and director Atsushi Hiyoshi resigned from director as of March 31, 2007.

3. Director Motoya Okada is an outside director.
4. Both Hisateru Taniuchi and Yasuaki Noda are outside corporate auditors.

(2) Remuneration, etc. paid to directors and corporate auditors

Classification	Number of persons paid	Amount paid (million yen)	Remarks
Directors	8	173	(includes one outside director: JPY 3 million)
Corporate Auditors	4	32	(includes two outside corporate auditors: JPY 3 million each)
Total	12	205	

Note:

1. The amounts paid to directors do not include the salaries as employees for directors who also serve as employees.
2. To prepare for the disbursement of the retirement allowance of officers, the Company records the amount payable at the end of the term in accordance with its internal regulations. The above amount of payment includes the amount charged to expenses for the retirement allowance of officers (including JPY 11 million for directors and JPY 2 million for corporate auditors).
3. The limit of remuneration for directors was resolved at JPY 300 million per annum at the the 59th annual shareholders meeting held on May 17, 2006.
4. The limit of remuneration for corporate adutiors was resolved at JPY 48 million per annum at the 59th annual shareholders meeting held on May 17, 2006.

(3) Matters relating to outside officers

(i) Motoya Okada, outside director (elected on May 17, 2006)

a. Status of concurrent position as executive director, etc., at other companies:
Mr. Okada holds the positions as Director and Representative Executive Officer of AEON CO., LTD., and Representative Director and Chairman of MYCAL Corporation The Company has concluded a memorandum of understanding with AEON CO., LTD., to build mutual cooperation based on equal partnership on January 31, 2006, and a lease agreement with MYCAL Corporation, regarding the Company's Hac Drug Tennocho Store.

b. Status of concurrent position as outside officer at other companies:
Mr. Okada holds a position as an outside director at Posful Corporation and Diamond City Co., Ltd.

c. Relationship with specifically affiliated companies including major trading partners:
Not applicable

d. Major activities during this business year:
Mr. Okada attended four out of 13 meetings of board of directors held during this term, and provided opinions and statements necessary for general management based on his wide experience and deep insight.

e. Summary of details of limitation of liability contract:
The Company sets out Article 32.2 in its Articles of Incorporation which enables the Company to conclude a limitation of liability contract as set forth in Article 427, Paragraph 1 of the Companies Act; the Company, however, has not concluded such an agreement with outside directors.

(ii) Mr. Hisateru Taniuchi, outside corporate auditor (elected on May 17, 2006)

a. Status of concurrent position as executive director, etc., at other companies:
Not applicable

b. Major activities during this business year:
   (a) Attendance and statements made at the board of directors meeting: Mr. Taniuchi attended nine out of 10 meetings of the board of directors held after assuming the office of a corporate auditor in this term; he has raised questions as appropriate for matters reported and resolved at each meeting, and stated his opinion, as necessary, from a viewpoint of an outside corporate auditor.
   (b) Attendance and statements made at the board of corporate auditors meeting: Mr. Taniuchi attended all eight meetings of the board of corporate auditors after assuming office of a corporate auditor in this term; he has raised questions as appropriate on the audits conducted by other corporate auditors and stated his opinion, as necessary, from a viewpoint of an outside corporate auditor.

c. Summary of details of limitation of liability contract:
The Company sets out Article 42.2 in its Articles of Incorporation which enables the Company to conclude a limitation of liability contract as set forth in Article 427, Paragraph 1 of the Companies Act; the Company, however, has not concluded such an agreement with outside corporate auditors.

(iii) Mr. Yasuaki Noda, outside corporate auditor (elected on May 17, 2006)

a. Status of concurrent position as executive director, etc., at other companies: Mr. Noda holds a position as the Representative Director and Chairman of Shizuoka Mortgage Service Co., Ltd.; however, the Company does not have a material business relationship with Shizuoka

Mortgage Service Co., Ltd.

b. Major activities during this business year:

(a) Attendance and statements made at the board of directors meeting: Mr. Noda attended nine out of 10 meetings of the board of directors held after assuming the office of corporate auditor in this term; he has raised questions as appropriate for matters reported and resolved at each meeting, and stated his opinion, as necessary, from a viewpoint of an outside corporate auditor.

(b) Attendance and statements made at the board of corporate auditors meeting: Mr. Noda attended 7 out of 8 meetings of the board of corporate auditors after assuming office of a corporate auditor in this term; he has raised questions as appropriate on the audits conducted by other corporate auditors and stated his opinion, as necessary, from a viewpoint of an outside corporate auditor.

c. Summary of details of limitation of liability contract:
The Company sets out Article 42.2 in its Articles of Incorporation which enables the Company to conclude a limitation of liability contract as set forth in Article 427, Paragraph1 of the Companies Act; the Company, however, has not concluded such an agreement with outside corporate auditors.

4. Status of accounting auditors

(1) Name
O-Yu Kyodo Office of Certified Public Accountants
Masatoshi Yoshino, CPA, Toshiya Nakaichi, CPA, Kazuto Ishii, CPA

(2) Amount of fees, etc. for the accounting auditors for the this business year

	Amount of payment (million yen)
Amount of fees, etc. for the accounting auditor for this business year	26
Total amount of monetary and other pecuniary interests to be paid by the Company and its subsidiaries	26

Note: The total amount of fees, etc. for this business year indicates the total amount of both audit fees under the Companies Act and the Securities and Exchange Law because the auditing agreement between the Company and the accounting auditor does not distinguish the auditing fees and cannot be distinguished as a practical matter.

(3) Details of non-audited services
Not applicable

(4) Policies to terminate or not reappoint accounting auditors
In addition to termination of an accounting auditor by the board of corporate auditors pursuant to Article 340, Paragraph 1 of the Companies Act, the Company will submit a proposal to terminate or not reappoint the accounting

auditor to the shareholders meeting if an accounting auditor violates laws and ordinances, etc. or otherwise acts inappropriately and the Company determines that it is not appropriate to continue the consignment of auditing, upon consent from or request by the board of corporate auditors. Furthermore, the Company will submit a proposal of not reappointing an accounting auditor, upon consent from or request by the board of corporate auditors, if it determines that it is appropriate not to reappoint the accounting auditor in view of factors such as the length of the accounting auditor's consecutive service.

(5) Summary of the limit of liability contract
The Company sets out Article 45.2 in its Articles of Incorporation which enables the Company to conclude a limitation of liability contract as set forth in Article 427, Paragraph 1 of the Companies Act; the Company, however, has not concluded such an agreement with its accounting auditor.

5. System to ensure appropriate business operations
The Company's board of directors meeting of May 17, 2006 passed a resolution regarding the basic policies concerning the system for ensuring appropriate business operation (so-called internal control system). The summary of the resolution and measures taken pursuant thereto are as follows:
Systems to ensure the execution of duties by directors are in compliance with the laws and ordinances and the Articles of Incorporation and other systems to ensure appropriate business operations

(1) System to ensure the execution of duties by directors and employees are in compliance with the laws and ordinances and the Articles of Incorporation
   (i) The Company established "CFS-ship" which advocates compliance with laws, ordinances and social norms pursuant to the Company's management philosophy of "Creation of Bonds". The directors are obliged to carry a brochure of CFS-ship and to lead by example, and the employees are obligated to comply with laws and ordinances and social norms by the work rules, and to carry the brochure and to endeavor to implement it on a day to day basis.
   (ii) The Company confirmed that it will establish a system whereby it will accept questions and reports from employees concerning actions such as violation of laws and ordinances and respond appropriately pursuant to the Rules for Protection of Whistleblowers.
   (iii) The Internal Audit Office will systematically inspect the status of compliance with laws and ordinances, the Articles of Incorporation and other rules, etc. by each department of the Company. The Legal Department will inspect and supervise from time to time the compliance with laws and ordinances, the Articles of Incorporation and other rules, etc. by each department in its performance of duties.
   (iv) In addition to the above, the Company decided to establish a rule of compliance to further develop its system to comply with laws and ordinances and social norms, established the Compliance Rules dated September 21, 2006 and started the operation of the "CFS Corporation Group Compliance Program" such as by establishing a Compliance Committee directly under the board of directors.

(2) System concerning storage and management of information related to the directors' execution of their duties
The Directors are obligated to appropriately store and manage information relating to the directors' execution of duties such as the minutes of the board of directors meetings and management operation meetings, etc., and approval documents in accordance with the Document Management Rules.

(3) Rules and other systems for risk management against losses
 (i) The Company prepares against risk of losses which may arise from corporate activities by establishing a risk management system which sorts out and comprehensively manages potential risks, and to analyze cases multilaterally, as necessary, through the board of directors, management operation meetings, etc.
 (ii) If an emergency arises or is likely to arise, the Company will respond to it based on its crisis management manual with a system (crisis control system) according to the level of crisis, with the persons in charge of Research and Information as the organizer. As of September 21, 2006, the Company revised the "Basic Policies for Crisis Management" and reconfirmed its policies.

(4) System to ensure that the directors execute their duties efficiently
 (i) The Company systematically controls and manages business and ensures efficient execution of duties by directors through making the duties and responsibilities of the directors clear. The Company has revised the Board of Directors Rules, and has taken measures to organize proposals and to ensure efficient decision making.
 (ii) The Company ensures that the management operation meeting established under the board of directors discusses important matters in advance, and the directors execute their duties within the matters resolved by the board of directors and within the power authorized to them.

(5) System to ensure the appropriateness of business of the Company Group
 (i) Each company of the Company Group, as with the Company, develops its business activities pursuant to the "CFS-ship" which advocates compliance with laws, ordinances and social norms pursuant to the Company's management philosophy of "Creation of Bonds".
 (ii) The relevant department of the Company manages the operation of each Company Group pursuant to the Affiliated Companies Management Rules, which was revised on September 21, 2006 to further develop the system to manage the affiliated companies.
 (iii) The corporate auditors of the Company serve as corporate auditors for major Group Companies.
 (iv) The Internal Audit Office of the Company systematically inspects the status of compliance with laws and ordinances, the Articles of Incorporation and other rules, etc. by Group Companies. The Company revised the Internal Audit Rules on September 21, 2006 to enhance the internal audit system.

(v) Other than the above, the Legal Department will inspect and supervise from time to time the compliance with laws and ordinances, the Articles of Incorporation and other rules, etc. by each Group Company in its performance of duties.

(6) Matters concerning employees who assist duties of the corporate auditors
If necessary, corporate auditors can request directors to have the Internal Audit Office assist with their duties. In order to ensure the independence of assisting employees, if such employee is to be transferred or evaluated, etc., the directors are to consult with and obtain consent from the auditors.

(7) System for directors and employees to report to corporate auditors and other system for reports to corporate auditors
   (i) If the directors or employees discover any fact that may cause material harm to the Company, they are obligated to report to the corporate auditors promptly.
   (ii) Any questions or reports concerning violations or law and ordinances, etc. from employees, etc. under the Rules for Protection of Whistleblowers as well as the measures taken in response are to be reported to the corporate auditors.

(8) Other systems to ensure that effective audit by corporate auditors
   (i) The Representative Director and the corporate auditors are to hold periodic meetings to maintain reciprocal communication.
   (ii) The corporate auditors attend the board of directors meetings, management operation meetings and other important meetings, and review the information concerning the execution of duties such as approval of documents.
   (iii) The directors and employees are to report from time to time as requested by the corporate auditors.

Note: The amounts of money shown in this Business Report are cut off at the unit shown.

Consolidated Balance Sheets

(As of February 20, 2007)

(Unit: Million yen)

Item	Amount	Item	Amount
(Assets)		(Liabilities)	
Current assets	**22,475**	**Current liabilities**	**22,481**
Cash and deposits	4,265	Accounts payable	12,026
Accounts receivable	2,141	Long-term borrowings to be	3,955
Inventories	12,016	repaid within one year	
Deferred tax assets	1,296	Other accounts payable	3,732
Other	2,765	Accrued income taxes	176
Allowance for doubtful	Δ 9	Allowance for bonuses to	586
accounts		employees	
Fixed assets	**29,494**	Other	2,004
Tangible fixed assets	**12,325**	**Long-term liabilities**	**11,991**
Buildings and structures	6,409	Long-term debt	8,545
Fixtures and equipment	749	Allowance for retirement	1,129
Land	4,904	benefits	238
Construction in progress	208	Allowance for retirement	
Other	53	benefits to officers	1,773
Intangible fixed assets	**1,335**	Guarantees received	1
Software	1,076	Deferred tax liabilities	302
Other	259	Other	
Investments and other	**15,833**	**Total liabilities**	**34,472**
assets		(Net Assets)	
Investment securities	1,313	**Shareholders' equity**	**17,195**
Long-term loans	1,464	**Capital**	**5,660**
Guarantee money paid	11,653	**Capital surplus**	**4,945**
Long-term prepaid	661	**Retained earnings**	**6,596**
expenses	806	**Treasury stock**	**Δ 8**
Deferred tax assets	51	**Valuation and conversion**	**301**
Other	Δ 117	**adjustments**	
Allowance for doubtful		**Unrealized loss on securities**	**301**
accounts			
		Total net assets	**17,497**
Total assets	**51,970**	**Total liabilities and net assets**	**51,970**

Note: Figures are rounded off to the million.

Consolidated Statements of Income
(From February 21, 2006 to February 20, 2007)

(Unit: Million yen)

Item	Amount	
Net sales		**142,157**
Cost of sales		**101,961**
Gross profit		**40,195**
Selling, general and administrative expenses		**40,205**
Operating loss		**10**
Non-operating income		
Interest /dividends	97	
Other	304	401
Non-operating expenses		
Interest expenses	167	
Other	98	265
Ordinary income		**125**
Extraordinary income		
Reversal of allowance for doubtful accounts	10	10
Extraordinary loss		
Loss on disposal of fixed assets	55	
Asset impairment losses	3,212	
Losses from closing stores	560	
Other	56	3,884
Net loss before taxes and other adjustments		**3,748**
Corporate, resident and enterpreise taxes	222	
Corporate taxes, etc. adjustments	Δ 819	Δ 596
Net loss		**3,151**

Note: Figures are rounded off to the million.

Consolidated Statement of Changes in Shareholders' Equity
(From February 21, 2006 to February 20, 2007)

(Unit: Million yen)

	Shareholders' equity				
	Capital	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balances as of February 20, 2006	5,660	4,945	10,253	Δ7	20,852
Changes in the consolidated fiscal year					
Dividends from retained earnings (Note 1)			Δ239		Δ239
Dividends from retained earnings			Δ239		Δ239
Bonuses to directors (Note 1)			Δ26		Δ26
Net loss			Δ3,151		Δ3,151
Acquisition of treasury stock				Δ1	Δ1
Net change in non-shareholders' equity items for the consolidated fiscal year					
Total change for the consolidated fiscal year			Δ3,656	Δ1	Δ3,657
Balances as of February 20, 2007	5,660	4,945	6,596	Δ8	17,195

(Unit: Million yen)

	Valuation and conversion adjustments		Total net assets
	Unrealized gain (loss) on securities	Total valuation and conversion adjustments	
Balances as of February 20, 2006	231	231	21,083
Changes in the consolidated fiscal year			
Dividends from retained earnings (Note 1)			Δ239
Dividends from retained earnings			Δ239
Bonuses to directors (Note 1)			Δ26
Net loss			Δ3,151
Acquisition of treasury stock			Δ1
Net change in non-shareholders' equity items for the consolidated fiscal year	70	70	70
Total change for the fiscal year	70	70	Δ3,586
Balances as of February 20, 2007	301	301	17,497

Note:

1. These are items for profit appropriations at the annual shareholders meeting in May 2006.
2. Figures are rounded off to the million.

Notes to Consolidated Financial Statements

1. Significant matters forming the basis of the preparation of the consolidated financial statements

(1) Matters regarding scope of consolidation

Number of consolidated subsidiaries: 3 companies
Kabushiki Kaisha Kizuna Foods
Kabushiki Kaisha Yan Yan
Kabushiki Kaisha Kizuna Sogo Kaihatsu

Number of non-consolidated subsidiaries: 4 companies
Kabushiki Kaisha Kizuna Insurance
Kabushiki Kaisha Kannami Kimisawa
Kabushiki Kaisha CFS Suns
Kabushiki Kaisha Home Pharmacy

The non-consolidated subsidiaries are all small-scale companies and the aggregate of total assets, net sales, net profit/loss (in proportion to the equity held), retained earnings (in proportion to the equity held) and other items have no material impact on consolidated financial statements, and are thus excluded from the scope of consolidation.

(2) Matters regarding the application of equity method

The four non-consolidated subsidiaries and an affiliated company, Kabushiki Kaisha Kannami Shopping Center, are excluded from the scope of application of equity method because the impact on the consolidated net income/loss and consolidated retained earnings is minimal and there is no significance overall.

(3) Matters regarding the business year, etc. of the consolidated subsidiaries

The accounts closing date of the consolidated subsidiaries all match the consolidated closing date.

(4) Matters regarding accounting standards

(i) Standards and methods of valuation of securities

Other securities:

a. Securities with market value: Valued at the market price, etc. on the closing date. (unrealized gains or losses are declared in full as a component of net assets. Costs are calculated by the moving average method.)
b. Securities without market value: Cost method using the moving average method.

(ii) Standards and methods for valuation of inventories:

Merchandies: Cost method using the sales price reduction method
Supplies: Last purchase price method

(iii) Methods for depreciating fixed assets

Tangible fixed assets: Mainly the declining-balance method
Buildings acquired on or after April 1, 1998 (excluding ancillary facilities) are

depreciated by the straight-line method.
The main useful lives are as follows:
Buildings and structures: 10 to 34 years
Tools and equipment: 5 to 8 years

Intangible fixed assets: Straight-line method
Software (used by the Company) is depreciated by the straight-line method based on the period which it can be used within the Company (five years)

Long-term prepaid expenses: Straight-line method

(iv) Standards for recognition of allowances

Allowance for doubtful accounts: In order to cover possible losses incurred by bad debts, estimated amount of uncollectible account is stated in consideration of historical ratio of bad debts with respect to general accounts and specific collectibility with respect to specific accounts with concerns of being uncollectible.

Allowance for bonuses to employees: In preparation for the payment of bonus to employees, an allowance for the estimated amount to be paid is stated.

Allowance for retirement benefits: In preparation for the payment of employee retirement benefit, the amount of accrual at the end of this consolidated fiscal year is stated on the basis of the projected retirement benefit obligations and pension assets for the end of this consolidated fiscal year.
Actuarial differences are stated as expenses in the consolidated fiscal year following the year of accrual using the straight-line method based on a certain number of years not exceeding the average remaining term of employment of the employees at the time of accrual (five years).

Allowance for retirement benefits to officers: In preparation for the payment of retirement benefits for officers, an amount of the total benefits required to be paid at the end of the fiscal year in accordance with internal rules is stated.

(v) Accounting treatment of lease transactions
Financial lease transactions are accounted for based on accounting principles for normal lease transactions, excluding those in which ownership of leased propertiy is deemed to transfer to a lessee.

(vi) Hedge accounting methods

a. Hedge accounting methods
The special method is applied as the interest rate swaps meet

the requirement for the special method.

b. Hedge methods and hedge accounts

(a) Hedge methods

Interest rate swaps

(b) Hedge accounts

Interest on borrowings

c. Hedging policy

Interest rate swap transactions are made for the purpose of reducing the risks of interest rate fluctuation on borrowings and improving financial balance accounts, and the distinction of hedge accounts is made through individual agreements.

d. Methods of assessing the effectiveness of hedging

With respect to interest rate swaps that meet a requirement for the special method, assessing of the effectiveness is omitted.

(vii) Accounting treatment for consumption tax, etc.

The tax exclusion method is applied as the accounting method of consumption tax, etc.

(viii) Changes in accounting policies

a. Accounting standards relating to impairment loss of fixed assets

From this consolidated fiscal year, the "Accounting Standards for Impairment Loss of Fixed Assets" (the "Statement of Position related to the Establishment of Accounting Standards relating to Impairment Loss of Fixed Assets" (Accounting Deliberation Council of Japan, August 9, 2002) and the "Guidelines for Application of Accounting Standards relating to Impairment Loss of Fixed Assets" (Accounting Standards Board of Japan, Application guidelines No. 6, October 31, 2003) are applied.

This resulted in an increase in operating income/loss and ordinary income by JPY 377 million, and a decrease in net income/loss before taxes and other adjustments by JPY 2,834 million.

b. Accounting standards regarding the indication of Net Assets on the balance sheet

From this consolidated fiscal year, the "Accounting Standards relating to Indication of Net Assets in Balance Sheets" (Accounting Standards Board of Japan, December 9, 2005, Corporate Accounting Standards No.5) and the "Guidelines for the Application of Accounting Standards, etc., relating to Indication of Net Assets in Balance Sheets" (Accounting Standards Board of Japan, December 9, 2005, Application Guidelines of Corporate Accounting Standard No. 8) are applied.

There is no impact on profit and loss by these applications. The amount corresponding to the total of the former capital section is JPY 17,497 million.

c. Accounting standards regarding bonuses to officers
From this consolidated fiscal year, the "Accounting Standards Concerning Bonuses to Officers" (Accounting Standards Board of Japan, November 29, 2005, Corporate Accounting Standards No.4) are applied.
As a result, operating income/loss, ordinary income and net income/loss before tax and other adjustments decreased by JPY 3 million.

d. Depreciation of leasehold
A lump-sum expense paid for a land lease that had been treated as leasehold was previously stated as assets at the acquisition cost, and treated as losses at the time of closing a store; however, the method was changed into even depreciation method during the lease period from this consolidated fiscal year. This change was made to conduct a reasonable profit and loss calculation for the period that more appropriately reflects business conditions, and to restore fiscal health, in light of the reexamination of the future policy for opening and closing stores in order to adapt to the change of the management environment in this consolidated fiscal year.
As a result of this change, JPY 11 million, the amount borne for this consolidated fiscal year is stated as selling, general, and administrative expenses, and JPY 50 million, the amount that is recognized as aready having an economic effect, is stated as extraordinary loss.
As a result, the operating loss/income and ordinary income decreased by JPY 11 million, and net income/loss before tax and other adjustments decreased by JPY 62 million compared to the previous method.

e. Sponsor money receivables
The Company reviewed the "selling expenses" for the part of "sponsor money receivable" which was clarified to be relevant and changed the statement of the "sponsor money receivables", which was previously recorded as non-operating income, to a method of deducting the "sponsor money receivables" from each item that corresponds to "selling expenses" from this consolidated fiscal year. This change was made to indicate the operating income/loss more appropriately in light of the increase of sponsor money receivables in recent years following a review of sales policies, and it was made clear by agreements, etc. that the sponsor money receivables are equivalent to expenses borne by suppliers, etc. who sponsor the Company's advertisements and sales promotions.
This resulted in an increase in operating income/loss for this consolidated fiscal year by JPY 160 million. There is no

impact on ordinary income and net income/loss before tax and other adjustments.

(5) Matters regarding valuation of assets and liabilities of consolidated subsidiaries
Not applicable

2. Notes regarding Consolidated Balance Sheets
(1) Accumulated amount of depreciation of tangible fixed assets
JPY 13,317million
(2) Collateralized assets and corresponding liabilities
Collateralized assets
Investment securities JPY 1 million
Liabilities corresponding to the above
Accounts payable JPY 18million
(3) The Company executed a commitment line agreement of JPY 3 billion. There is no balance of borrowings executed as of the end of this consolidated fiscal year.

3. Notes regarding Consolidated Statements of Changes in Shareholders' Equity
(1) Matters regarding the class and the total number of issued shares and treasury stocks

Unit: shares

Class of shares	Number of shares at the end of the previous consolidated fiscal year	Number of share increase during this consolidated fiscal year	Number of share decrease during this consolidated fiscal year	Number of shares at the end of this consolidate fiscal year
Issued shares				
Common stock	29,911,678	-	-	29,911,678
Total	29,911,678	-	-	29,911,678
Treasury stock				
Common stock	9,528	1,600	-	11,128
Total	9,528	1,600	-	11,128

Note: The increase of 1,600 shares in the number of common stock treasury stock is due to purchase of shares less than one unit.

(2) Matters regarding dividends
(i) Amount of dividends paid

Resolution	Class of shares	Total amount of dividends (million yen)	Dividend per share	Record date	Effective date
Annual	Common	JPY 239	JPY 8	February	May 17, 2006

shareholders meeting on May 17, 2006	stock	million		20, 2006	
Board of directors meeting on October 5, 2006	Common stock	JPY 239 million	JPY 8	August 20, 2006	November 1, 2006

(ii) Dividends of which the Record date belongs to this consolidated fiscal year and the effective date are in the next consolidated fiscal year

The Company has made the following proposal concerning matters regarding dividends of common stock at the annual shareholders meeting to be held on May 16, 2007:

Resolution	Class of shares	Resource of dividends	Total amount of dividends	Dividend per share	Record date	Effective date
Annual shareholders meeting on May 16, 2007	Common stock	Retained earnings	JPY 239 million	JPY 8	February 20, 2007	May 17, 2007

4. Notes regarding information per share

Amount of net assets per share	JPY 585.18
Net loss per share	JPY 105.40

5. Other notes

(1) Notes regarding retirement benefits

(i) Outline of retirement benefit scheme of the Company

The Company and its consolidated subsidiaries established fixed benefit type schemes of a qualified pension plan and a lump sum retirement allowance. In some cases, an additional retirement allowance, which is not subject to the retirement benefit obligation under the actuarial calculation complying with retirement benefit accounting, may be paid upon retirement, etc. of employees.

(ii) Matters regarding retirement benefit obligations

	(Million yen)
a. Retirement benefit obligations	Δ3,983
b. Pension assets	3,898
c. Unfunded retirement benefit obligation (a + b)	Δ84
d. Unrecognized difference in actuarial calculation	Δ1,045
e. Unrecognized past service liabilities (reduction in liabilities)	-
f. Reserve for employees' retirement benefits (c + d + e)	Δ1,129

Note: Consolidated subsidiaries use the simplified method in calculating the retirement benefit obligations.

(iii) Matters regarding the retirement benefit costs

	(Million yen)
a. Service cost	303
b. Interest cost	79
c. Expected return	Δ 69
d. Past service liabilities recognized as cost	-
e. Difference in actuarial calculation recognized as cost	Δ55
f. Temporary additional retirement allowance	13

g. Retirement benefit cost (a + b + c +d + e + f) 271

Note: Retirement benefit cost for consolidated subsidiaries that use the simplified method is included in "a. Service cost."

(iv) Matters regarding the basis for the calculation of retirement benefit obligations

a. Method of periodic allocation of estimated retirement benefit: Straight-line standard

b. Discount rate 2.0%

c. Expected rate of return 2.0%

d. Number of years over which past service liabilities are processed -

e. Number of years over which difference in actuarial calculation is processed 5 years

(2) Notes regarding accounting for the impairment of assets

Loss on impairment has been recorded with respect to the following asset groups in this consolidated fiscal year.

(i) Outline of asset groups loss on impairment were recognized

Use	Type	Location	Amount (million yen)
Store, etc.	Buildings and structures, etc.	Shizuoka-ken (33 locations)	860
Store	Buildings and structures, etc.	Kanagawa-ken (37 locations)	1,594
Store	Buildings and structures, etc.	Tokyo, etc. (18 locations)	618
Idle assets	Land	Shizuoka-ken (2 locations)	139

(ii) Background of recognizing loss on impairment

The Company reduced the book value in the asset groups where operating activities in stores continuously generate or are expected to generate losses and asset groups where the market value of lands, etc. significantly decreased to recoverable amounts, and recognized such amounts of decrease as extraordinary loss of loss on impairment.

(iii) Amount of loss on impairment

Type	Amount (Million yen)
Buildings and structures	1,819
Land	581
Other	382
Lease assets	429
Total	3,212

(iv) Grouping method of assets

A store is the basic unit as the minimum unit of assets that generates cash flow, and idle assts are grouped per each property.

(v) Calculation method of recoverable amount

A recoverable amount of asset groups is determined by net proceeds from sale or by use value. Net proceeds from sale have been valued based on the amount of real estate appraisal by a real estate appraiser with respect to land, and by reasonable estimate which takes into account transaction cases, etc. with respect to other fixed assets.

Balance Sheet

(As of February 20, 2007)

(Unit: Million yen)

Item	Amount	Item	Amount
(Assets)		(Liabilities)	
Current assets	**21,850**	**Current liabilities**	**22,320**
Cash and deposits	3,738	Accounts payable	11,976
Accounts receivable	2,099	Long-term borrowings to be	3,955
Merchandise	11,922	repaid within one year	
Supplies	68	Other accounts payable	3,718
Prepaid expenses	354	Accrued corporate taxes	134
Other accounts receivable	2,101	Accrued consumption taxes	300
Short-term loans	25	Accrued expenses	1,427
Deferred tax assets	1,288	Advances received	22
Other	260	Gift certificates issued	141
Allowance for doubtful	Δ9	Deposits received	77
accounts		Allowance for bonuses to	564
Fixed assets	**29,347**	employees	
Tangible fixed assets	**12,225**	Other	2
Buildings	5,437	**Long-term liabilities**	**11,894**
Structures	912	Long-term debt	8,545
Machinery and equipment	28	Allowance for retirement	1,090
Fixtures and equipment	734	benefits	
Land	4,904	Allowance for retirement	186
Construction in progress	208	benefits to officers	
Intangible fixed assets	**1,326**	Guarantees received	1,769
Leasehold	150	Other	302
Trademark rights	8	**Total liabilities**	**34,215**
Software	1,071	(Net Assets)	
Telephone rights, etc.	88	**Shareholders' equity**	**16,682**
Water utility rights	6	**Capital**	**5,660**
Investments and other	**15,795**	**Capital surplus**	**4,945**
assets		Capital reserve	4,945
Investment securities	1,222	**Retained earnings**	**6,084**
Affiliate Company shares	219	Legal reserve	1,235
Investments	15	Other retained earnings	4,849
Long-term loans	1,464	Reserve for dividends	500
Long-term prepaid	653	General reserves	7,272
expenses	11,560	Retained earnings carried	Δ2,923
Guarantee money paid	749	forward	
Deferred tax assets	28	**Treasury stock**	**Δ8**
Other	Δ117	**Valuation and conversion**	**299**
Allowance for doubtful		**adjustments, etc.**	
accounts		Unrealized loss on securities	299
		Total net assets	**16,981**
Total assets	**51,197**	**Total liabilities and net assets**	**51,197**

Note: Figures are rounded off to the million.

Statements of Income

(From February 21, 2006 to February 20, 2007)

(Unit: Million yen)

Item	Amount	
Net sales		**140,700**
Cost of sales		**102,465**
Gross profit		**38,235**
Selling, general and administrative expenses		**38,375**
Operating loss		**140**
Non-operating income		
Interest /dividends	132	
Other	296	429
Non-operating expenses		
Interest expenses		
Other	167	264
Ordinary income	97	
Extraordinary income		**23**
Reserve of allowance for doubtful accounts		
Extraordinary loss	10	10
Loss on disposal of fixed assets		
Asset impairment losses		
Losses from closing stores	55	
Other	3,201	
Net loss before taxes	560	3,873
Corporate, resident and enterprise taxes	56	
Corporate taxes, etc. adjustments		**3,839**
Net loss	152	
	Δ835	Δ682
		3,156

Note: Figures are rounded off to the million.

Statement of Changes in Shareholders' Equity
(From February 21, 2006 to February 20, 2007)

(Unit: Million yen)

	Shareholders' equity		
	Capital	Capital surplus	
		Capital reserve	Total capital surplus
Balances as of February 20, 2006	5,660	4,945	4,945
Changes in the business year			
Dividends from retained earnings (Note 1)			
Dividends from retained earnings			
Bonuses to directors (Note 1)			
Accumulation of other reserves (Note 1)			
Net loss for this term			
Acquisition of treasury stock			
Net amount of change in items other than shareholders' equity for this business year			
Total change for the business year			
Balances as of February 20, 2007	5,660	4,945	4,945

(Unit: Million yen)

	Shareholders' equity						
	Retained earnings					Treasury stock	Total shareholders' equity
	Legal reserve	Other retained earnings			Total retained earnings		
		Reserve for dividends	Other reserves	Retained earnings carried forward			
Balances as of February 20, 2006	1,235	500	6,872	1,135	9,743	Δ7	20,342
Changes in the business year							
Dividends from retained earnings (Note 1)				Δ239	Δ239		Δ239
Dividends from retained earnings				Δ239	Δ239		Δ239
Bonuses to directors (Note 1)				Δ24	Δ24		Δ24
Accumulation of other reserves (Note 1)			400	Δ400	-		-
Net loss				Δ3,156	Δ3,156		Δ3,156
Acquisition of treasury stock						Δ1	Δ1
Net change in non-shareholders' equity items for the business year							
Total change for the business year			400	Δ4,059	Δ3,659	Δ1	Δ3,660
Balances as of February 20, 2007	1,235	500	7,272	2,923	6,084	Δ8	16,682

(Unit: Million yen)

	Valuation and conversion adjustments		Total net assets
	Unrealized gain (loss) on securities	Total valuation and translation adjustments	
Balances as of February 20, 2006	228	228	20,571
Changes in the business year			
Dividends from retained earnings (Note 1)			Δ239
Dividends from retained earnings			Δ239
Bonuses to directors (Note 1)			Δ24
Accumulation of other reserves (Note 1)			-
Net loss			Δ3,156
Acquisition of treasury stock			Δ1
Net change in items other than shareholders' equity for this business year	70	70	70
Total change in the business year	70	70	Δ3,589
Balances as of February 20, 2007	299	299	16,981

Note: 1. This is an item for profit appropriations itmes at the annual shareholders meeting in May 2006.
2. Figures are rounded off to the million.

Notes to Non-consolidated Financial Statements

1. Significant matters regarding accounting policies
   (1) Standards and methods of valuation of securities
   Shares of subsidiaries and affiliated companies: Valued at cost by the moving average method
   Other securities:
   (i) Securities with market value: Valued at the market price, etc. on the closing date (unrealized gains or losses are declared in full as a component of net assets. Costs are calculated by the moving average method.)
   (ii) Securities without market value: Valued at cost by the moving average method.
   (2) Standards and methods for valuation of inventories:
   Merchandies: Cost method using the price reduction method; however, fresh food products, etc. are valued by the last purchase price method.
   Supplies: Last purchase price method
   (3) Methods for depreciating fixed assets
   Tangible fixed assets: Declining-balance method
   (however, the Oigawa Shopping Town Gran River is depreciated by the straight-line method)
   Buildings acquired on and after April 1, 1998 (excluding ancillary facilities) are depreciated by the straight-line method.
   The main useful lives are as follows:
   Buildings and structures: 10 to 34 years
   Tools and fixtures: 5 to 8 years
   Intangible fixed assets: Straight-line method
   Software used by the Company is depreciated by the straight-line method based on the period which it can be used within the Company (five years)
   Long-term prepaid expenses:
   Straight-line method
   (4) Standards for recognition of allowances
   Allowance for doubtful accounts: In order to cover possible losses incurred by bad debts, estimated amount of uncollectible account is stated in consideration of historical ratio of bad debts with respect to general accounts and specific collectibility with respect to specific accounts with concerns of being uncollectible.
   Allowance for bonuses to employees: In preparation for the payment of bonus to employees, an allowance for the estimated amount to be paid is stated.
   Allowance for retirement benefits: In preparation for the payment of employee retirement benefit, the amount of

accrual at the end of this term is stated on the basis of the projected retirement benefit obligations and pension assets for the end of this term.

Actuarial differences are stated as expense in the term following the year of accrual using the straight-line method based on a certain number of years not exceeding the average remaining term of the employees at the time of accrual (five years).

Allowance for bonuses to officers: In preparation for the payment of retirement allowance for officers, an amount of the total benefits required to be paid at the end of the term in accordance with internal rules is stated.

(5) Accounting treatment of lease transactions
Financial lease transactions are accounted for based on accounting principles for normal lease transactions, excluding those in which the ownership of leased assets propery is deemed to transfer to a lessee.

(6) Hedge accounting methods
- (i) Hedge accounting methods
  The special method is applied, as the interest rate swaps meet the requirement for the special method.
- (ii) Hedge methods and hedge accounts
  - (a) Hedge methods
    Interest rate swaps
  - (b) Hedge accounts
    Interest on borrowings
- (iii) Hedging policy
  Interest rate swap transactions are made for the purpose of reducing the risks of interest rate fluctuation on borrowings and improving financial balance accounts, and the distinction of hedge accounts is made through individual agreements.
- (iv) Methods of assessing effectiveness of hedging
  With respect to interest rate swaps that meet a requirement for the special method, assessing of the effectiveness is omitted.

(7) Accounting treatment for consumption tax, etc.
The tax exclusion method is applied as the accounting method of consumption tax, etc.

(8) Changes in accounting policies
- (i) Accounting standards relating to impairment loss of fixed assets
  From this business year, the "Accounting Standards for Impairment Loss of Fixed Assets" (the "Statement of Position related to the Establishment of Accounting Standards relating to Impairment Loss of Fixed Assets" (Accounting Deliberation Council of Japan, August 9, 2002) and the "Guidelines for Application of Accounting Standards relating to Impairment Loss of Fixed Assets" (Accounting Standards Board of Japan, Application guidelines No. 6, October 31, 2003) are applied.

This resulted in an increase in operating income/loss and ordinary income by JPY 377 million, and a decrease in net income/loss before taxes by JPY 2,824 million.

(ii) Accounting standards regarding the indication of Net Assets on the balance sheet

From this business year, the "Accounting Standards relating to Indication of Net Assets in Balance Sheets" (Accounting Standards Board of Japan, December 9, 2005, Corporate Accounting Standards No.5) and the "Guidelines for the Application of Accounting Standards, etc., relating to Indication of Net Assets in Balance Sheets" (Accounting Standards Board of Japan, December 9, 2005, Application Guidelines of Corporate Accounting Standard No. 8) are applied.

There is no impact on profit and loss by these applications.

The amount corresponding to the total of the former capital section is JPY 16,981 million.

(iii) Accounting standards regarding bonuses to officers

From this business year, the "Accounting Standards Concerning Bonuses to Officers" (Accounting Standards Board of Japan, November 29, 2005, Corporate Accounting Standards No.4) are applied.

There is no impact on profit and loss by these applications.

(iv) Depreciation of leasehold

A lump-sum expense paid for a land lease that had been treated as leasehold was previously stated as assets at the acquisition cost, and treated as losses at the time of closing a store; however, the method was changed into even depreciation method during the lease period from this business year. This change was made to conduct a reasonable profit and loss calculation for the period that more appropriately reflects business conditions, and to restore fiscal health, in light of the reexamination of the future policy for opening and closing stores in order to adapt to change of the management environment in this business year.

As a result of this change, JPY 11 million, the amount borne for this business year, is stated as selling, general, and administrative expenses, and JPY 50 million, the amount that is recognized as aready having an economic effect, is stated as extraordinary loss.

As a result, the operating loss/income and ordinary income decreased by JPY 11 million, and net income/loss before tax decreased by JPY 62 million compared to the previous method.

(v) Sponsor money receivables

The Company has reviewed the "selling expenses" for the part of "sponsor money receivables" which was clarified to be relevant and and changed the statement of the "sponsor money receivables", which was previously recorded as non-operating income, to a method deducting the "sponsor money receivables" from each item that corresponds to "selling expenses" from this business year. This change was made to indicate the operating income/loss more appropriately in light of the increase of sponsor money receivables in recent years following a review of sales policies, and it was made clear

by agreements, etc. that the sponsor money receivables are equivalent to expenses borne by suppliers, etc. who sponsor the Company's advertisements and sales promotions.
This resulted in an increase in operating income/loss for this business year by JPY 160 million. There is no impact on ordinary income and net income/loss before tax.

2. Notes regarding the Balance Sheets

		Million yen
(1)	Short-term monetary claims to affiliated companies	52
	Short-term monetary liabilities to affiliated companies	395
	Long-term monetary liabilities to affiliated companies	584
(2)	Accumulated amount of depreciation of tangible fixed assets	12,852
(3)	Collateralized assets	
	Investment securities	1
	Liabilities corresponding to the above	
	Accounts payable	18

(4) The Company has executed a commitment line agreement of JPY 3 billion. There is no balance of borrowings executed as of the end of this business year.

3. Notes regarding Statements of Income
Transaction volume with affiliated companies

	Million yen
Net sales	403
Amount of goods purchased	3,076
Transaction volume other than operating transactions	
Volume of assets purchased	273
Interest and dividends received	38

4. Notes regarding Statements of Changes in Shareholders' Equity
(1) Matters regarding the class and the total number of issued shares

Unit: shares

Class of shares	Number of shares at the end of the previous business year	Number of increased shares during this business year	Number of decreased Shares during this business year	Number of shares at the end of this business year
Common stock	29,911,678	-	-	29,911,678

(2) Matters regarding the class and the total number of treasury stock

Unit: shares

Class of shares	Number of shares at the end of the previous business year	Number of increased shares during this business year	Number of decreased Shares during this business year	Number of shares at the end of this business year

Common stock	9,528	1,600		11,128

Note: The increase of 1,600 shares in the number of common stock treasury stock is due to purchase of shares less than one unit.

5. Notes regarding deferred tax accounting
Breakdown of deferred tax assets and deferred tax liabilities by major reason of the occurrence:

(Deferred tax assets)	Million yen
Allowance for bonuses	227
Allowance for doubtful accounts	9
Allowance for retirement benefits	440
Allowance for retirement benefits for officers	75
Accrued enterprise tax	13
Accrued expenses for card sales promotion expenses	523
Valuation loss on membership	24
Amount of loss carried forward	235
Asset impairment losses	1,127
Other	284
Deferred tax assets subtotal	2,963
Valuation allowances	Δ722
Total deferred tax assets	2,240
(Deferred tax liabilities)	
Other unrealized loss on securities	Δ202
Total deferred tax liabilities	Δ202
Net deferred tax assets	2,037

6. Notes regarding fixed assets used pursuant to leases
Finance lease transactions excluding those by which the ownership of leased assets is deemed to transferred to lessee

(1) Leased asset acquisition cost equivalents, accumulated depreciation equivalents, accumulated impairment loss equivalents and balance equivalents at the end of the term

Million yen

	Acquisition cost equivalents	Accumulated depreciation equivalents	Accumulated impairment loss equivalents	Balance equivalents at the end of the term
Buildings	118	22	-	95
Machinery and equipment	224	119	7	117
Tools and equipment	2,602	949	309	1,343
Software	192	39	7	144
Total	3,157	1,131	325	1,700

(2) Outstanding lease commitment equivalents and outstanding lease commitment

balance equivalents as of the end of the term, etc.

Outstanding lease commitment equivalents and outstanding lease commitment balance equivalents as of the end of the term

	Million yen
Within 1 year	554
More than 1 year	1,209
Total	1,763
Account balance at the end of the period of leased assets impairment	250

(3) Lease payments made, amount reversed from leased assets impairment loss account, depreciation equivalents, paid interest equivalents and loss on impairment

	Million yen
Lease payments	690
Amount reversed from leased assets impairment loss	109
Depreciation equivalents	605
Paid interest equivalents	84
Loss on impairment	359

(4) Calculation method of depreciation equivalents and interest equivalents

- Calculation method of depreciation equivalents
  Straight-line method by assuming a lease period to be the duration period and residual value to be zero.
- Calculation method of interest equivalents
  The difference between the total lease charges and acquisition cost equivalents of the leased property are deemed to be interest equivalents, and the allocation to each year is based on the interest method.

7. Notes regarding transactions with affiliated parties

(1) Subsidiaries and affiliated companies, etc.

(Unit: Million yen)

Classification	Name	Address	Capital	Description of Business	Ratio of Voting Rights Owned	Relationship		Description of Transaction	Transaction Amount	Account Item	Balance at End of the term
						Concurrent Directors	Business Relationship				
Subsidiary	Kabushiki Kaisha Kizuna Sogo Kaihatsu	Kohoku-ku, Yokohama-shi	80	Development and management/operation of stores	Direct 100%	1 Director	Purchase of supplies, etc., and maintenance and management of building facilities, etc.	Purchase of equipments, maintenance of building facilities, and office rentals	2,014	Other accounts payable	122
										Guarantee money paid	584

Notes:
1. The transaction amount does not include consumption tax, etc.; however, the balance at the end of the term includes consumption tax, etc.
2. Terms of transactions and policy on determination of terms of transactions, etc.
Prices and other terms of transactions are determined upon price negotiation by considering actual market conditions. Rents are determined by referring to rents of similar neighboring premises.

(2) Officers and individual major shareholders, etc.

(Unit: Million yen)

Classification	Name	Address	Capital	Description of Business or Occupation	Ratio of Voting (or owned) Right	Relationship		Description of Transaction	Transaction Amount	Account Item	Balance at end of term
						Concurrent Directors	Business Relationship				
Director and his close relatives	Kenji Ishida	-	-	Representative Director, Chairman and President of the Company	(Owned) Direct 3.37%	-	-	Lease of stores	16	-	-
Director and itsclose relatives	Kazuyoshi Imai	-	-	Corporate auditor of the Company	(Owned) Direct 0.16%	-	-	Lease of parking lots	13	-	-
Company, etc. whose majority of voting rights is owned by a director and his close relatives	Yugen Kaisha Okon Shoji	Kannami-cho, Takata-gun, Shizuoka-ken	-	Real estate leasing business	-	-	-	Lease of stores	56	Guarantee money paid	35

Note
1. The transaction amount and the balance at the end of the term do not include consumption tax, etc.
2. Terms of transactions and policy on determination of terms of transactions, etc.
Rents are determined by referring to rents of similar neighboring premises.
3. Transactions with Yugen Kaisha Okon Shoji fall under so-called transactions for a third party, and it is a company wholly and directly owned by Kazuyoshi Imai, corporate auditor of the Company, and his close relatives.

8. Notes regarding information of per-share
(1) Net assets per share 567.95 yen
(2) Net loss per share 105.57 yen

9. Other notes

(1) Notes regarding retirement benefits

(i) Outline of retirement benefit scheme adopted

The Company has established fixed benefit type schemes of a qualified pension plan and a retirement allowance. In some cases, the Company also issues an additional retirement allowance, which is not subject to actuarial calculation under the retirement benefit accounting, upon retirement, etc. of employees.

(ii) Details of retirement benefit liabilities, etc.

	Million yen
a. Retirement benefit obligations	Δ3,944
b. Pension assets	3,898
c. Unfunded retirement benefit obligations (a + b)	Δ45
d. Unrecognized difference in actuarial calculation	Δ1,045
e. Unrecognized past service liabilities (reduction in liabilities)	-
f. Reserve for employees' retirement benefits (c + d + e)	Δ1,090

(iii) Breakdown of retirement benefit cost

	Million yen
a. Service cost	297
b. Interest cost	79
c. Expected return	Δ69
d. Past service liabilities recognized as cost	-
e. Difference in actuarial calculation recognized as cost	Δ55
f. Temporary additional retirement allowance	13
g. Retirement benefit cost (a + b + c +d + e + f)	265

(iv) Basis for calculation of retirement benefits obligations, etc.

a. Method of periodic allocation of estimated retirement benefit: straight-line standard

b. Discount rate 2.0%

c. Expected rate of return 2.0%

d. Number of years over which difference in actuarial calculation is processed: 5 years

(2) Notes regarding accounting for the impairment of assets

Loss on impairment has been recorded with respect to the following asset groups in this business year.

(i) Outline of asset groups recognized loss on impairment were recognized

Use	Type	Location	Amount (million yen)
Store	Buildings, etc.	Shizuoka-ken (24 locations)	843
Store	Buildings, etc.	Kanagawa-ken(35 locations)	1,597
Store	Buildings, etc.	Tokyo, etc. (17 locations)	621
Idle assets	Land	Shizuoka-ken (2 locations)	139

(ii) Background of recognizing loss on impairment

The Company reduced the book value in the asset groups where operating activities in stores continuously generate or are expected to generate losses and asset groups where the market value of lands, etc. significantly decreased to recoverable amounts, and recognized such amounts of decrease as extraordinary loss of loss on impairment.

(iii) Amount of loss on impairment

Type	Amount (Million yen)
Buildings	1,541
Land	581
Other	649
Lease assets	429
Total	3,201

(iv) Grouping method of assets

A store is the basic unit as the minimum unit of assets that generates cash flow, and idle assts are grouped per each property.

(v) Calculation method of recoverable amount

A recoverable amount of asset groups is determined by net proceeds from sale or by use value. Net proceeds from sale are valued based on the amount of real estate appraisal by a real estate appraiser with respect to land, and by reasonable estimate which takes into account transaction cases, etc. with respect to other fixed assets.

Accounting Audit Report Relating to the Consolidated Financial Statements (COPY)

Audit Report of Independent Auditors

April 11, 2007

To the Board of Directors of CFS Corporation

O-Yu Kyodo
Masatoshi Yoshino (seal)
Certified Public Accountant
Toshiya Nakaichi (seal)
Certified Public Accountant
Kazuto Ishii (seal)
Certified Public Accountant

We have audited the consolidated financial statements of CFS Corporation (the "Company"), namely, the consolidated balance sheets, and the consolidated statements of income, and the consolidated statement of changes in shareholders' equity, and the notes to the consolidated financial statemets for the consolidated fiscal year from February 21, 2006 to February 20, 2007, in accordance with Article 444.4 of the Companies Act. Responsibility as to the preparatio of such consolidated financial statements lies with the Company's management. Our responsibility is to express our opinion on the consolidated financial statements from an independent position.

We conducted our audits in accordance with auditing standards generally accepted as fair and valid in Japan. Those auditing standards require that we obtain reasonable assurance that there are no material false representations in the consolidated financial statements. Our audit is conducted on a test basis, and includes the examination of the overall representation of the consolidated financial statements including the examination of the accounting principles and the application methods thereof adopted by the management, and the evaluation of the estimate made by the management. We have determined that, as a result of the audit, we have obtained a reasonable basis for giving an opinion.

We confirm that the consolidated financial statements referred to above fairly represent, in all material respects, the status of assets and earnings of the corporate group comprised of the Company its consolidated subsidiaries for the period, for which the consolidated financial statemst were prepared, in conformity with the accounting principles generally accepted as fair and valid in Japan.

Notes:

(1) As described in the change in the methods of accounting, the Company adopted the "Accounting Standards for Impairment Loss of Fixed Assets" and "Guidelines for Application of Accounting Standards for Impairment Loss of Fixed Assets" from this consolidated fiscal year.

(2) As described in the change in the methods of accounting, with respect to the lump-sum payment disbursed for leasing land that had been handled as leasehold,

the Company traditionally capitalized the same as an asset at acquisition cost and expensed as a loss at the time of closing a store, however, from this consolidated fiscal year, the Company depreciated the same using the straight-line method over the period of the lease term.

(3) As described in the change in the methods of accounting, with respect to the "sponsor money receivables," which had been traditionally recorded in the section of non-operating income, the Company reviewed the "selling expenses" relating to the portion for which burden classification was specified, and changed the method when deducting the "supporting money receivables" from each item of the corresponding "selling expenses" from this consolidated fiscal year.

There are no interests between the Company and this accounting firm required to be disclosed under the provisions of the Certified Public Accountant Law.

Accounting Audit Report Relating to the Financial Statements (COPY)

Audit Report of Independent Auditors

April 11, 2007

To the Board of Directors of CFS Corporation

O-Yu Kyodo
Masatoshi Yoshino (seal)
Certified Public Accountant
Toshiya Nakaichi (seal)
Certified Public Accountant
Kazuto Ishii (seal)
Certified Public Accountant

We have audited the financial statements of CFS Corporation (the "Company"), for the 60th business year, i.e., the balance sheets, and the statements of income, and the statements of changes in shareholders' equity, the notes to non-consolidated financial statements, and the accompanying detailed statements for the year from February 21, 2006 to February 20, 2007, in accordance with Article 436, Paragraph 2, Item (i) of the Companies Act. Responsibility as to the preparation of such non-consolidated financial statements and the accompnaying detailed statements lies with the Company's management. Our responsibility is to express our opinion on the non-consolidated financial statements and the accompnaying detailed statementsfrom an independent position.

We conducted our audits in accordance with auditing standards generally accepted as fair and valid in Japan. Those auditing standards require that we obtain reasonable assurance that there are no material false representations in the non-consolidated financial statements and the accompnaying detailed statements. Our audit is conducted on a test basis, and includes the examination of the overall representation of the financial statements and the accompnaying detailed statements including the examination of the accounting principles and the application methods thereof adopted by the management, and the evaluation of the estimates made by the management. We have determined that, as a result of the audit, we have obtained a reasonable basis for giving an opinion.

We confirm that the non-consolidated financial statements and the accompnaying detailed statements referred to above fairly represent, in all material respects, the status of assetsand tearnings for the period, for which the non-consolidated financial statemst and the accompnaying detailed statements were prepared, in conformity with the accounting principles generally accepted as fair and valid in Japan.

Notes:
(1) As described in the change in the methods of accounting, the Company adopted the "Accounting Standards for Impairment Loss of Fixed Assets" and "Guidelines for Application of Accounting Standards for Impairment Loss of Fixed Assets" from this consolidated fiscal year.
(2) As described in the change in the methods of accounting, with respect to the lump-sum payment disbursed for leasing land that had been handled as leasehold,

the Company traditionally capitalized the same as an asset at acquisition cost and expensed as a loss at the time of closing a store, however, from this consolidated fiscal year, the Company depreciated the same using the straight-line method over the period of the lease term.

(3) As described in the change in the methods of accounting, with respect to the "sponsor money receivables," which had been traditionally recorded in the section of non-operating income, the Company reviewed the "selling expenses" relating to the portion for which burden classification was specified, and changed the method when deducting the "supporting money receivables" from each item of the corresponding "selling expenses" from this consolidated fiscal year.

There are no interests between between the Company and this accounting firm required to be disclosed under the provisions of the Certified Public Accountant Law.

Board of Corporate Auditors' Audit Report (COPY)

Audit Report

Regarding the performance of =duties of the directors for the 60th business year from February 21, 2006 to February 20, 2007, the Board of Corporate Auditors have prepared this audit report upon deliberation based on the audit reports prepared by each corporate auditor and hereby report as follows: .

1. Auditing methods adopted by corporate auditors and the board of corporate auditors and the details thereof

The board of corporate auditors established auditing policies, allocation of duties and other relevant matters, and received reports from each corporate auditor on the execution of audit results thereof, as well as reports from the directors and the accounting auditor regarding the performance of their duties, and sought explanations as necessary.

In accordance with the standards on the corporate auditors' auditing established by the board of corporate auditors, and the auditingpolicies, allocation of duties and other relevant matters, each corporate auditor communicated with the directors, the internal control department and other employees, endeavored to establish the environment for collecting information and auditing. Each corporate auditor also attended the meetings of the board of directors and other important meetings; received reports from the directors and employees on performance of their duties and sought explanations as necessary; inspected material approval documents and associated information; and examined the operations and status of assets at the head office and principal offices. In addition, we monitored and verified the the system for the performance of the directors comforms to the related laws and regulations and the Articles of Incorporation, as well as the resolution of the board of directors regarding the organization of the system stipulated in Article 100, Paragraph 1 and 3 of the Enforcement Regulations of the Companies Act and status of the system based on such resolution (Internal Control System), which are necessary for ensuring propriety of the company's operations. With regard to subsidiaries, we communicated and exchanged information with directors, corporate auditors of the subsidiaries, and received business reports from subsidiaries as necessary. Based on the above methods, we examined the business report and the accompanying detailed statements for this business year.

Furthermore, we monitored and verified whether the accounting auditor maintained its independence and implemented appropriate audits, received reports from the accounting auditor on the performance of its duties and sought explanations as necessary. In addition, we received notice from the accounting auditor that the "System for Ensuring Duties are Performed Appropriately" (matters stipulated in each item of Article 159 of the Company Accounting Regulations) is organized in accordance with the "Quality Management Standards relating to Auditing" (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the above methods, we examined the non-consolidated financial statements (non-consolidated balance sheets, non-consolidated statement of income, non-consolidated statement of changes in shareholders' equity and notes to non-consolidated financial statements) and the accompanying detailed statements for this business year, and consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in shareholders' equity and notes to consolidated financial statements) for this relevant business year.

2. Results of the audit

(1) Results of the audit of the business report and other relevant documents

- (i) We confirm that the business report and the accompanying detailed statements fairly represent the conditions of the Company in accordance with the relevant laws and regulations and the Articles of Incorporation.
- (ii) We found no significant evidence of wrongful act or violation of related laws and regulations nor the Articles of Incorporation with respect to the performance of duties by the directors.
- (iii) We confirm that the details of the resolution of the board of directors relating to the internal control system are proper. In addition, we found no matters on which to remark regarding performance of duties by the directors relating to the internal control system.

(2) Results of the audit of non-consolidated financial statements and the accompanying detailed statements

We confirm that the methods and results of the audits conducted by accounting auditors, Masatoshi Yoshino, Toshiya Nakaichi and Kazuto Ishii are proper.

(3) Results of the audit of consolidated financial statements

We confirm that the methods and results of the audits conducted by accounting auditors, Masatoshi Yoshino, Toshiya Nakaichi and Kazuto Ishii are proper.

April 16, 2007

Board of Corporate Auditors, CFS Corporation
Kazuyoshi Imai (seal), Full-time Corporate Auditor
Morihiro Takechi (seal), Full-time Corporate Auditor
Hisateru Taniuchi (seal), Outside Corporate Auditor
Yasuaki Noda (seal), Outside Corporate Auditor

Proposal No. 2: Partial Amendments of the Articles of Incorporation

1. Reasons for the amendment

The Company will become a wholly-owned subsidiary of AIN CFS HOLDINGS Co., Ltd. upon the approval of "Proposal 1: Establishment of a Wholly-owning Parent Company by way of Share Transfer" and the share transfer taking effect.

In order to enhance the implementation of the administrative procedures, Article 15 of the Company's current articles of incorporation provides for a record date for the annual meeting of shareholders in accordance with Article 124, Paragraph 3 of the Companies Act. We propose to delete such provision and move up the article numbers thereafter as AIN CFS HOLDINGS Co., Ltd. will become the sole shareholder of the Company starting from the effective date of the share transfer.

Further, Article 36 of the Company's current articles of incorporation provides that the business year shall be a one-year period from May 1 to April 30. In order to implement a uniform business year upon the incorporation of the wholly-owning parent company, we propose to make necessary amendments to provisions in the current articles of incorporation in respect of the timing of convening the annual meeting of the shareholders, record date for the term-end distribution of surplus and interim distribution, etc., along with the above provision.

In addition, we propose the addition of supplementary provisions as transitional measures to accommodate the change of the business year.

These amendments to the articles of incorporation shall be conditional upon the approval of Proposal No. 1.

2. Details of the amendments

Current articles of incorporation	Proposed amendments
(Timing of convening) Article 14 The annual meetings of the shareholders shall be convened <u>in July</u> of each year, and extraordinary meetings of shareholders shall be convened from time to time as necessary.	(Timing of convening) Article 14 The annual meetings of the shareholders shall be convened <u>within 3 months from the end of business year</u> of each year, and extraordinary meetings of shareholders shall be convened from time to time as necessary.
<u>(Record date for the annual meetings of shareholders)</u> <u>Article 15 The record date of voting rights for the Company's annual meetings of shareholders shall be April 30 of each year.</u>	(Deleted)
Article <u>16</u> | (Provisions omitted) Article <u>35</u>	Article <u>15</u> | (Same as current) Article <u>34</u>
(Business year) Article <u>36</u> The business year of the	(Business year) Article <u>35</u> The business year of the

Current		Proposed	
	Company shall be one-year term from May 1 of each year until April 30 of the following year.		Company shall be a one-year term from April 1 of each year until March 31 of the following year.
(Record date for the term-end distribution of surplus)		(Record date for the term-end distribution of surplus)	
Article 37	The record date of the term-end distribution of surplus of the Company shall be April 30 of each year.	Article 36	The record date of the term-end distribution of surplus of the Company shall be March 31 of each year.
		2	In addition to the preceding paragraph, surplus may be distributed by designating a specified date as the record date.
(Interim distributions)		(Interim distributions)	
Article 38	The Company may make interim distributions by resolutions of the board of directors with October 31 of each year as the record date.	Article 37	The Company may make interim distributions by resolutions of the board of directors with September 30 of each year as the record date.
Article 39	(Provisions omitted)	Article 38	(Same as current)
	(Newly added)		(Supplementary provision)
		Article 1	Notwithstanding Article 35 (Business year), the 39th business year shall be an 11-months period ending on March 31, 2008.
		2	This supplementary provision shall be deleted following the passing of the 39th business year.

(Reference information)

We plan to put to vote a proposal regarding the distribution of surplus for the term ending in March of 2008 (from May 1, 2007 to March 31, 2008) at the Company's annual meeting of shareholders for the term ending in March of 2008. However, if Proposal 1 is approved, the wholly-owning parent company to be established by the share transfer will become the sole shareholder with voting rights with respect to the above proposal. Nevertheless, the above distribution is expected to be made to the shareholders or registered pledgees indicated or recorded in the final shareholders' register as of March 31, 2008 of an amount to be approved at the Company's annual meeting of shareholders for the term ending in March of 2008.

END